Exhibit 10.1

FIRST AMENDED AND RESTATED

STOCK PURCHASE AGREEMENT

BETWEEN

OM GROUP (UK) LIMITED

AND

HARBINGER OM, LLC

DATED AS OF FEBRUARY 17, 2011

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Section 5.18.	Capitalization of Captive	55
Section 5.19.	Surplus Note Purchase Contracts	56
Section 5.20.	Pre-Closing Sale of Certain Investment Assets	56
Section 5.21.	Front Street Reinsurance Transaction	57
Section 5.22.	Amendment of 2008 CARVM Treaty	61
Section 5.23.	Proposed Wilton Reinsurance Transactions	61

Article VI

EMPLOYEE MATTERS

Section 6.1.	Employee Matters	63

Article VII

CONDITIONS PRECEDENT

Section 7.1.	Conditions to Each Party’s Obligations	67
Section 7.2.	Conditions to Obligations of Buyer	68
Section 7.3.	Conditions to Obligations of Seller	68

Article VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS

Section 8.1.	Survival of Representations and Warranties	69
Section 8.2.	Survival of Covenants	69

Article IX

INDEMNIFICATION

Section 9.1.	Obligation to Indemnify	70
Section 9.2.	Indemnification Procedures; Certain Limitations	72
Section 9.3.	Exclusive Remedies	75
Section 9.4.	Reserves	75

Article X

TAX MATTERS

Section 10.1.	Tax Indemnity	76
Section 10.2.	Returns and Payments	78
Section 10.3.	Refunds	79
Section 10.4.	Contests	79
Section 10.5.	Payment	80
Section 10.6.	Cooperation and Exchange of Information	81
Section 10.7.	Miscellaneous	81

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Schedule

Schedule I	Transferred Subsidiaries

Exhibits

Exhibit A	Guaranty
Exhibit B	Form of Deed of Novation
Exhibit C	Excluded Assets
Exhibit D	Form of Guarantee and Pledge Agreement
Exhibit E	Proposed Protected Assets
Exhibit F	Form of Protected Asset Agreement
Exhibit G	Form of Trademark License Agreement
Exhibit H	Form of Escrow Agreement
Exhibit I-1	Excluded Transactions
Exhibit I-2	Included Transactions
Exhibit J	Reserve Facility Term Sheet
Exhibit K	Reinsurance Transaction Term Sheet

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FIRST AMENDED AND RESTATED

STOCK PURCHASE AGREEMENT

This FIRST AMENDED AND RESTATED STOCK PURCHASE AGREEMENT, dated as of February 17, 2011 (this “Agreement”), is made between OM Group (UK) Limited, a company incorporated in England and Wales under registered number 03591572 (“Seller”), and Harbinger OM, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

A. Seller owns all of the outstanding shares of Capital Stock of Old Mutual U.S. Life Holdings, Inc., a Delaware corporation (the “Company”).

B. The Company owns, directly or indirectly, all of the outstanding Capital Stock of each of the entities listed on Schedule I (collectively, the “Transferred Subsidiaries,” and together with the Company, the “Transferred Companies”).

C. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the outstanding shares of Capital Stock of the Company (the “Shares”), on the terms and subject to the conditions set forth herein.

D. Buyer and Seller have entered into a Stock Purchase Agreement, dated as of August 5, 2010 (the “Original Agreement”), providing among other things for the sale of the Shares by Seller to Buyer.

E. Concurrently with the execution of the Original Agreement, and as a condition and inducement to Seller’s willingness to enter into the Original Agreement, Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands company (the “Investor”), provided a guaranty dated August 5, 2010 in favor of Seller (the “Guaranty”), in the form set forth in Exhibit A, upon the terms and subject to the conditions set forth therein.

F. Prior to the Closing, Investor proposes to assign 100% of the limited liability company interests of Buyer to Harbinger Group Inc., a Delaware corporation and a publicly traded Affiliate of Investor (“HRG”).

G. Buyer and Seller wish to amend and restate the Original Agreement in its entirety to read as set forth herein.

Accordingly, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree that the Original Agreement is hereby amended and restated, and shall be superseded and replaced in its entirety, by this Agreement, and further agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. For purposes of this Agreement, the following terms shall have the respective meanings set forth below:

“2008 CARVM Treaty” means the Reinsurance Agreement between OMFLIC and OM Re effective as of September 30, 2008.

“Action” means any claim, action, suit, litigation, arbitration or other proceeding by or before any Governmental Entity or arbitral body.

“Actual Amounts” has the meaning set forth in Section 2.8(b)(ii).

“Actual Closing Balance Sheet” has the meaning set forth in Section 2.8(b)(i).

“Actual Closing Risk-Based Capital” has the meaning set forth in Section 2.8(b)(ii).

“Actual Financial Deliverables” has the meaning set forth in Section 2.8(b)(ii).

“Actual Statutory Capital” has the meaning set forth in Section 2.8(b)(i).

“Actual Total Adjusted Capital” has the meaning set forth in Section 2.8(b)(ii).

“Actuarial Report” has the meaning set forth in Section 3.24.

“Additional Benefits Reserves” has the meaning set forth in Section 5.14(a).

“Adjusted Purchase Price” has the meaning set forth in Section 2.1.

“Adverse Reinsurance Transaction Condition or Restriction” has the meaning set forth in Section 5.21(d).

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first person.

“Agreement” has the meaning set forth in the introductory paragraph hereof.

“Alternative Assets” has the meaning set forth in Section 5.21(f)(i).

“Alternative Facility” has the meaning set forth in Section 5.14(a).

“Amendment and Restatement Date” means February 17, 2011.

“Ancillary Agreements” means, collectively, the Deed of Novation, the Guarantee and Pledge Agreement, the Protected Asset Agreement, the Trademark License Agreement and the Escrow Agreement.

“Anniversary Bonus” has the meaning set forth in Section 6.1(g).

“Annual Bonus” has the meaning set forth in Section 6.1(f).

“Annuity Contract” means any annuity, funding agreement, guaranteed investment contract or similar contract.

“Base Purchase Price” means $350,000,000.

“Benefit Plans” has the meaning set forth in Section 3.9(a).

“Business” means the business conducted by the Transferred Companies as of the date of this Agreement.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks in New York, New York, and London, United Kingdom, are open for normal banking business.

“Buyer” has the meaning set forth in the introductory paragraph hereof.

“Buyer Benefit Plans” has the meaning set forth in Section 6.1(b).

“Buyer Indemnitees” has the meaning set forth in Section 9.1(a).

“Buyer Material Adverse Effect” means a material impairment or delay of the ability of Buyer or any Affiliate of Buyer to perform its material obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby.

“Buyer’s PP Reduction Materials” has the meaning set forth in Section 5.21(f)(iii).

“Buyer’s Protected Information” has the meaning set forth in Section 5.4(c).

“Capital Stock” means capital stock of or other type of equity interest in a Person.

“Captive” has the meaning set forth in the Reserve Facility Term Sheet.

“Captive Securities” means surplus notes, capital stock, preferred shares or other equity or debt securities issued by the Captive.

“Carrying Value” has the meaning specified in the Protected Asset Agreement.

“CARVM Business” has the meaning set forth in Section 5.14(c).

“CARVM Facility” has the meaning set forth in Section 5.14(c).

“Cash Purchase Price” means an amount equal to (i) the Closing Purchase Price, minus (ii) the Protected Asset Amount.

“Cause” has the meaning ascribed to such term under the Transaction Incentive Awards Program.

“CDS Rate” means, as of the date of determination thereof, the average of offer-side fixed rates for credit-default swap protection offered with respect to senior unsecured debt obligations of Old Mutual plc, such protection having a term of five years, as quoted by three dealers selected by Seller; provided that: (a) if the Seller receives only two quotations, then the “CDS Rate” shall be an amount equal to the higher of such quotations; or (b) if the Seller receives only one quotation, then the “CDS Rate” shall be an amount equal to such quotation.

“Ceded Reinsurance Agreement” means any reinsurance or coinsurance treaty or agreement in force as of the date hereof to which any Insurance Subsidiary is a ceding party or any such treaty or agreement that has terminated or expired but under which any such Insurance Subsidiary continues to receive benefits.

“Change of Control” means any transaction pursuant to which Harbinger Capital Partners LLC and its Affiliates collectively (i) cease to own, directly or indirectly, in the aggregate at least 40% of the outstanding equity ownership or other economic interests in or voting securities or voting power of OMFLIC or any parent entity of OMFLIC or (ii) cease to Control OMFLIC or Buyer or any parent company of OMFLIC; provided that in no event shall an initial public offering of OMFLIC’s stock (or any transaction conducted in connection with such offering) be deemed a Change of Control.

“Closing” has the meaning set forth in Section 2.2.

“Closing Bonus” has the meaning set forth in Section 6.1(g).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Date Capital Shortfall Amount” means the amount equal to the greater of (i) $0.00 and (ii) the excess of $818,604,559 over the sum of the Estimated Statutory Capital and the RBC Deficit (calculated based on the Estimated Financial Deliverables).

“Closing Date Risk-Based Capital True-Up Amount” means the amount equal to the RBC Deficit calculated based on the Estimated Financial Deliverables.

“Closing Purchase Price” means an amount equal to: (a) the Base Purchase Price; minus (b) an amount equal to the Closing Date Risk-Based Capital True-Up Amount; minus (c) an amount equal to the Closing Date Capital Shortfall Amount.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in Recital A.

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Group” means any combined, unitary, consolidated or other group of which the Company is or has been a member of, or included in, for federal, state, local or foreign Tax purposes.

“Company Material Adverse Effect” means (a) when used with respect to the Transferred Companies, a material adverse effect on the financial condition or results of operations of the Transferred Companies, taken as a whole, but shall exclude any adverse effect resulting from, arising out of or relating to: (i) the United States or global economy generally or capital or financial markets generally, including changes in interest rates; (ii) political conditions generally; (iii) any occurrence or condition generally affecting any industry in which the Transferred Companies participate; (iv) any natural catastrophe events, hostility, sabotage, military action or any escalation or worsening thereof, acts of war or terrorism; (v) any change or proposed change in IFRS, SAP or applicable Law or the enforcement or implementation thereof; (vi) the negotiation, execution, delivery and performance of any of the Transaction Agreements, the consummation of the transactions contemplated by any of the Transaction Agreements or the public announcement of this Agreement or such transactions; (vii) any occurrence or condition arising out of the identity of or facts relating to Buyer; (viii) the value of, or changes or development in the value of, any of the investment assets of the Transferred Companies; or (ix) any failure of the Transferred Companies to achieve any projected earnings or premiums written or other financial projections or forecasts, provided that the underlying cause of such failure will not be excluded from the determination of a Company Material Adverse Effect by virtue of this clause (ix); or (b) when used with respect to Seller, an impairment or delay of the ability of Seller or any Affiliate of Seller to perform its material obligations under this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby.

“Company Savings Plan” has the meaning set forth in Section 6.1(b).

“Company Severance Arrangements” has the meaning set forth in Section 6.1(h).

“Compensation Tax Benefit” has the meaning set forth in Section 6.1(f).

“Computer Software” means currently used versions of all computer software applications needed to administer material portions of the Business, including all object code, all executables, and all available source code owned by the Transferred Companies relating thereto.

“Confidentiality Agreement” has the meaning set forth in Section 5.11(a).

“Contribution Amount” has the meaning set forth in Section 5.18(a).

“Control,” “Controlled” or “Controlling” means, as to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlling Party” has the meaning set forth in Section 10.4(c)(i).

“D&O Indemnified Person” has the meaning set forth in Section 5.12.

“Deed of Novation” means the deed of novation to be entered into by Seller, Buyer and the Company at the Closing substantially in the form of Exhibit B.

“Deferred Amount” has the meaning set forth in Section 6.1(f).

“Descriptive Materials” has the meaning set forth in Section 4.8.

“Disclosure Schedule” means the Disclosure Schedule delivered in connection with, and constituting a part of, this Agreement.

“Discretionary Bonus” has the meaning set forth in Section 6.1(g).

“Employee” means each natural person who immediately prior to or as of the Closing Date is an active employee, independent contractor or director of any of the Transferred Companies whose duties relate primarily to the Business, including any such person who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the applicable employer or who is on approved leave under the Family and Medical Leave Act of 1993, as amended).

“Employee Incentive Plan” means the Company Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“Enforcement Proceeding” has the meaning set forth in Section 9.1(a)(iv).

“Environmental Law” means any Law relating to pollution or protection of the environment, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person, trade or business that, together with Seller, is or was treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Escrow Account” has the meaning set forth in Section 2.3.

“Escrow Agent” has the meaning set forth in Section 2.3.

“Escrow Agreement” has the meaning set forth in Section 2.3.

“Estimated Amounts” has the meaning set forth in Section 2.8(a)(ii).

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.8(a)(i).

“Estimated Closing Risk-Based Capital” has the meaning set forth in Section 2.8(a)(ii).

“Estimated Financial Deliverables” has the meaning set forth in Section 2.8(a)(ii).

“Estimated Statutory Capital” has the meaning set forth in Section 2.8(a)(i).

“Estimated Total Adjusted Capital” has the meaning set forth in Section 2.8(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations of the SEC thereunder, as amended.

“Excluded Assets” means the investment assets of OMFLIC set forth on Exhibit C.

“Excluded Taxes” has the meaning set forth in Section 10.1(a).

“Expert Accountant” means a nationally recognized independent certified public accounting firm in the United States mutually agreeable to Buyer and Seller.

“Filing Party” has the meaning set forth in Section 10.2(c).

“Final Actual Closing Balance Sheet” has the meaning set forth in Section 2.8(g).

“Final Actual Closing Risk-Based Capital” has the meaning set forth in Section 2.8(g).

“Final Actual Financial Deliverables” has the meaning set forth in Section 2.8(g).

“Final Actual Total Adjusted Capital” has the meaning set forth in Section 2.8(g).

“Financed Business” has the meaning set forth in Section 5.14(a).

“Financial Statements” has the meaning set forth in Section 3.6(a).

“Front Street” has the meaning set forth in Section 5.21(b).

“Funds Withheld Account” has the meaning set forth in Section 5.21(f).

“General Account” has the meaning set forth in Section 3.9(g).

“Governmental Approval” has the meaning set forth in Section 3.5.

“Governmental Entity” means any domestic or foreign governmental, legislative, judicial, administrative or regulatory authority, agency, commission, body, court or entity.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Guarantee and Pledge Agreement” means the guarantee and pledge agreement to be entered into at the Closing substantially in the form of Exhibit D.

“Guaranty” has the meaning set forth in Recital E.

“Harbinger Capital Partners” means Harbinger Capital Partners LLC or any of its Affiliates designated by Front Street to act as investment manager in connection with the Reinsurance Transaction as contemplated under the Reinsurance Transaction Term Sheet.

“Hazardous Materials” means (a) petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos or polychlorinated biphenyls, and (b) any chemical, material or substance defined or regulated as toxic or as a pollutant, contaminant or waste under any Environmental Law.

“Holding Company System Act” means provisions of a jurisdiction’s insurance Laws governing control over insurers, transactions between insurers and affiliates and registration of holding companies.

“HRG” has the meaning set forth in Recital F.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976.

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board.

“Indemnification Basket” has the meaning set forth in Section 9.1(a)(A).

“Indemnification Cap” has the meaning set forth in Section 9.1(a)(C).

“Indemnified Party” has the meaning set forth in Section 9.2(a).

“Indemnifying Party” has the meaning set forth in Section 9.2(a).

“Indemnity Claim” has the meaning set forth in Section 9.2(a).

“Insurance Contract” means any Life Insurance Contract or Annuity Contract issued or entered into by an Insurance Subsidiary in connection with the Business.

“Insurance Reserves” means any reserves, funds or provisions for losses, claims, premiums, expenses and other liabilities in respect of Insurance Contracts.

“Insurance Subsidiaries” means, collectively, OMFLIC and OMFLICNY.

“Intellectual Property” means: (a) patents, patent applications and statutory invention registrations, including reissues, divisions, continuations, continuations in part, renewals, extensions and reexaminations thereof, all patents that may issue on such applications, and all rights therein provided by applicable Law; (b) Trademarks; (c) copyrightable works and works of authorship (including Computer Software), copyrights, registrations and applications for registration thereof, and all rights therein provided by applicable Law; (d) trade secrets; (e) the tangible embodiments of any of the foregoing; and (f) the right to sue for past infringement of any of the foregoing.

“Intercompany Agreement” means contracts, agreements, notes, leases, licenses and other instruments between any of the Transferred Companies, on the one hand, and Seller or any Affiliate of Seller (other than the Transferred Companies), on the other hand.

“Intercompany Loan Agreements” means, collectively, the Revolving Credit Facility and the Term Loan Agreement, each between Seller, as lender, and the Company, as borrower, and each dated February 25, 2009.

“Interest Rate” means Three-Month LIBOR.

“Interim Financial Statements” has the meaning set forth in Section 3.6(a).

“Investment Advisers Act” means the Investment Advisers Act of 1940, and the rules and regulations of the SEC thereunder, as amended.

“Investment Assets” has the meaning set forth in Section 3.19.

“Investment Company Act” means the Investment Company Act of 1940, and the rules and regulations of the SEC thereunder, as amended.

“Investor” has the meaning set forth in Recital E.

“IRS” means the Internal Revenue Service.

“Key Person Incentive Retention Program” means the Company Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“Knowledge” means, with respect to Seller, the actual knowledge of the individuals listed in Section 1.1(a) of the Disclosure Schedule.

“Law” means any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, standard, judgment, order, writ, injunction, ruling, decree, arbitration award, agency requirement, license, permit, guidance, statement of practice or code of conduct of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 3.15(b).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien or charge of any kind.

“Life Insurance Contract” means any life insurance policy or contract.

“Litigation Matter” has the meaning set forth in Section 5.5(b).

“Losses” means any and all liabilities, claims, expenses (including reasonable attorneys’ fees and expenses) and damages, but excluding lost profits, any claim based on diminution of value or any punitive, exemplary, consequential or similar damages, Taxes, and liabilities relating to Taxes.

“Material Contract” means (a) any contract, agreement, instrument or other legally binding obligation to which any of the Transferred Companies is a party (other than Intercompany Agreements, Real Property Leases and Insurance Contracts) which (i) calls for the payment by or on behalf of any of the Transferred Companies in excess of $150,000 per annum, or the delivery by any of the Transferred Companies of goods or services with a fair market value in excess of $150,000 per annum, during the remaining term thereof, (ii) provides for any of the Transferred Companies to receive any payments in excess of, or any property with a fair market value in excess of, $150,000 or more during the remaining term thereof, (iii) contains covenants materially restricting the ability of any of the Transferred Companies to compete in any line of business or geographical area, (iv) secures any indebtedness with any material liens on any assets or equity of any Transferred Company, (v) is a guaranty of any obligations of any party that is not a Transferred Company, (vi) is an agreement to acquire the equity or properties of any third party or to dispose of any equity or properties to any third party, other than in the Ordinary Course of Business, or (vii) is an agreement the termination of which would cause a Company Material Adverse Effect, (b) any material contract, agreement, instrument or other legally binding obligation between a Producer, on the one hand, and any Insurance Subsidiary, on the other hand, that relates solely to the Business; provided, however, that “Material Contract” excludes (x) any contract, agreement, instrument or other legally binding obligation that is terminable by any other party thereto on 30 days’ or less notice and (y) any Ceded Reinsurance Agreement under which the reinsurer is not an Affiliate of the Company and pursuant to which the ceding Insurance Subsidiary ceded gross statutory reserves of less than $15,000,000 as of December 31, 2009.

“Methodology Change” has the meaning set forth in Section 5.19.

“Negative Condition or Restriction” has the meaning set forth in Section 7.1(a).

“New York Court” has the meaning set forth in Section 12.7(b).

“Non-Controlling Party” has the meaning set forth in Section 10.4(c).

“Non-Filing Party” has the meaning set forth in Section 10.2(c).

“Non-Qualified Deferred Compensation Plan” means the Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“Non-Qualifying Change of Control” means any Change of Control after the consummation of which OMFLIC would reasonably be expected to have a financial strength rating by A. M. Best Company of below “A-”, or a comparable rating from A.M. Best Company in the event that it changes its ratings designations.

“Notice of Purchase Price Adjustment Disagreement” has the meaning set forth in Section 2.8(e).

“Objecting Party” has the meaning set forth in Section 2.8(e).

“Old Mutual plc Share Reward Plan” means the Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“OMFLIC” means OM Financial Life Insurance Company, a Maryland-domiciled life insurance company.

“OMFLICNY” means OM Financial Life Insurance Company of New York, a New York-domiciled life insurance company.

“OM Re” means Old Mutual Reassurance (Ireland) Ltd., a limited reinsurance company with share capital organized under the laws of the Republic of Ireland.

“OM Re Recapture Transaction” means the recapture in full by OMFLIC of the Business ceded under the Ceded Reinsurance Agreements between OMFLIC and OM Re identified in Section 1.1(b) of the Disclosure Schedule.

“OM Re Reinsurance Agreement Amendments” means the amendments or restatements by OMFLIC and OM Re of the Ceded Reinsurance Agreements between OMFLIC and OM Re identified in Section 1.1(c) of the Disclosure Schedule substantially on the terms described in Section 1.1(d) of the Disclosure Schedule.

“OMUSH” means Old Mutual (US) Holdings, Inc., a Delaware corporation.

“Ordinary Course of Business” with respect to a Person means the ordinary course of business of such Person, consistent with past practice.

“Original Agreement” has the meaning set forth in Recital D.

“Owned Intellectual Property” means the Intellectual Property in which any of the Transferred Companies has or purports to have an ownership interest (solely, or jointly with any Person).

“PAIR Amount” has the meaning set forth in Section 6.1(f).

“Permits” has the meaning set forth in Section 3.11(b).

“Permitted AUM” has the meaning set forth in Section 5.21(f)(i).

“Permitted Liens” means the following Liens: (a) Liens that secure debt that is reflected on the balance sheets included in the Financial Statements or the Statutory Statements; (b) statutory Liens for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate proceedings (with respect to which adequate accruals or reserves have been established in the Financial Statements or in the Statutory Statements in accordance with IFRS or SAP, as applicable); (c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other Liens imposed by Law for amounts not yet due; (d) Liens incurred or deposits made to a

Governmental Entity in connection with a governmental authorization, registration, filing, license, permit or approval; (e) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance or other types of social security; (f) defects of title, easements, rights-of-way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business; (g) Liens not created by any of the Transferred Companies that affect the underlying fee interest of any Leased Real Property; (h) Liens incurred in the Ordinary Course of Business securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property, respectively; (i) gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records; (j) zoning, building and other generally applicable land use restrictions; (k) Liens that have been placed by a third party on the fee title of the real property constituting the Leased Real Property or real property over which the Transferred Companies have easement rights; (l) Liens resulting from any facts or circumstances relating to Buyer or its Affiliates; (m) any set of facts an accurate up-to-date survey would show; provided such facts do not materially interfere with the present use of the relevant Leased Real Property by the Transferred Companies, respectively; (n) Liens or other restrictions on transfer imposed by applicable insurance Laws; (o) pledges or other collateral assignments of assets, including by means of a credit for reinsurance trust, to or for the benefit of cedents under reinsurance written by an Insurance Subsidiary, for purposes of statutory accounting credit; Liens granted under securities lending and borrowing agreements, repurchase and reverse repurchase agreements and derivatives entered into in the Ordinary Course of Business; and clearing and settlement Liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and holding them with custodians.

“Person” means any natural person, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or other legal entity.

“Plan Assets” shall have the meaning ascribed to such term under ERISA and the regulations issued thereunder.

“Post-Closing Adjustment” has the meaning set forth in Section 2.9(d).

“Post-Closing Date Capital Shortfall Amount” has the meaning set forth in Section 2.9(c).

“Post-Closing Date Risk-Based Capital True-Up Amount” has the meaning set forth in Section 2.9(a).

“Post-Closing PP Reduction” has the meaning set forth in Section 5.21(f).

“Power Agent Incentive Reward Plan” means the Company Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“Pre-Closing Proposed Protected Asset Loss” means, with respect to any Proposed Protected Asset sold to any Person that is not an Affiliate of OMFLIC between June 30, 2010 and the close of business on the third Business Day immediately preceding the Closing Date for gross sale proceeds that are less than the Proposed Protected Asset Book Value of such Proposed Protected Asset, the amount by which the Proposed Protected Asset Book Value of such asset exceeds such gross sale proceeds.

“Producers” means each insurance agent, marketer, underwriter, wholesaler, broker, distributor or other producer that wrote, sold, produced or marketed Insurance Contracts for any of the Insurance Subsidiaries.

“Product” means any insurance, annuity or investment product issued, marketed or sold by any Transferred Company.

“Proposed Protected Asset” means any asset listed on Exhibit E.

“Proposed Protected Asset Book Value” means, for any Proposed Protected Asset, the statutory book value as of June 30, 2010 of such Proposed Protected Asset as set forth on Exhibit E.

“Proposed Wilton Reinsurance Transactions” has the meaning set forth in Section 5.23(a).

“Protected Asset” means any Proposed Protected Asset other than a Proposed Protected Asset that is sold prior to the Closing.

“Protected Asset Agreement” means the protected asset agreement to be entered into at the Closing substantially in the form of Exhibit F.

“Protected Asset Amount” means the excess of (i) $125,000,000 over (ii) an amount equal to one half of the aggregate amount of all Pre-Closing Proposed Protected Asset Losses; provided that in no event will the Protected Asset Amount exceed an amount equal to the aggregate Carrying Value of all of the Protected Assets as of the Closing Date.

“Purchase Price Adjustment Consultation Period” has the meaning set forth in Section 2.8(f).

“Purchase Price Adjustment Review Period” has the meaning set forth in Section 2.8(c).

“RBC Deficit” means, as of the Closing, the amount equal to the greater of (i) $0.00 and (ii) the amount, expressed in U.S. Dollars, equal to 300% of the Risk-Based Capital as of the Closing Date minus the Total Adjusted Capital as of the Closing Date.

“RBC Instructions” means the risk based capital instructions promulgated by the National Association of Insurance Commissioners as of any date at which Total Adjusted Capital and Risk Based Capital are determined.

“Real Property Leases” has the meaning set forth in Section 3.15(b).

“Reference Banks” means four major banks in the London interbank market selected by Seller, acting in good faith and in a commercially reasonable manner.

“Registered Intellectual Property” means all Owned Intellectual Property that is registered, filed or issued under the authority of any Government Entity (or, in the case of an Internet domain name, with an Internet domain name registrar), or for which an application to register has been filed with any Governmental Entity.

“Regulation AXXX” has the meaning set forth in Section 3.27.

“Regulation XXX” has the meaning set forth in Section 3.27.

“Reinsurance Transaction” has the meaning set forth in Section 5.21(b).

“Reinsurance Transaction Term Sheet” has the meaning set forth in Section 5.21(b).

“Remedial Efforts” has the meaning set forth in Section 5.21(d).

“Replacement Date” has the meaning set forth in Section 5.18(b).

“Replacement Facility” has the meaning set forth in Section 5.14(b).

“Representatives” as to any Person, means such Person’s directors, officers, partners (other than limited partners), managers, employees, Affiliates, representatives (including financial advisors, attorneys and accountants) or agents.

“Reserve Facility” has the meaning set forth in Section 5.14(a).

“Reserve Facility Term Sheet” has the meaning set forth in Section 5.14(a).

“Risk-Based Capital” means, as of any date of determination, OMFLIC’s company action level risk-based capital as of such date, determined in accordance with the Risk-Based Capital Calculation Methodology.

“Risk-Based Capital Calculation Methodology” means the method used to determine OMFLIC’s Total Adjusted Capital and Risk-Based Capital as of and for the period ended December 31, 2009, with such changes to the Risk Factors as are required by the RBC Instructions.

“Risk Factors” means the factors applied to asset, premium, claim, expense and reserve items as set forth in the RBC Instructions.

“Sales Incentive Plan” means the Company Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“SAP” means, as to any Insurance Subsidiary, the statutory accounting practices prescribed or permitted by the Commissioner (or equivalent title) of the state of domicile of such Insurance Subsidiary.

“SEC” has the meaning set forth in Section 3.7(a).

“SEC Reports” has the meaning set forth in Section 3.7(a).

“Section 409A” has the meaning set forth in Section 3.9(b).

“Securities Act” means the Securities Act of 1933, and the rules and regulations of the SEC thereunder, as amended.

“Seller” has the meaning set forth in the introductory paragraph hereof.

“Seller Indemnitees” has the meaning set forth in Section 9.1(b).

“Seller Litigation Matters” has the meaning set forth in Section 5.5(a).

“Seller Trademarks” has the meaning set forth in Section 5.8(a).

“Separate Account” has the meaning set forth in Section 3.9(g).

“Shares” has the meaning set forth in Recital C.

“Specified Actions” has the meaning set forth in Section 9.1(a)(iii).

“Statutory Capital” means, as of any date of determination, (i) the capital and surplus of OMFLIC determined in accordance with SAP (as reflected in line 38 of the “Liabilities, Surplus and Other Funds” page of the 2009 National Association of Insurance Commissioners’ Annual Statement Blank), plus (ii) the asset valuation reserve (as reflected in line 24.1 of such Annual Statement Blank), in each case as of such date.

“Statutory Statements” has the meaning set forth in Section 3.6(b).

“Stepped-Up Facility Fee” means (x) Three-Month LIBOR plus (y) 2.85% per annum plus (z) the CDS Rate.

“Subsequent Action” has the meaning set forth in Section 9.1(a)(v).

“Subsidiary” of any Person means another Person more than 50% of the total combined voting power of all classes of Capital Stock or other voting interests of which, more than 50% of the equity securities of which, is owned at the time of determination directly or indirectly by such first Person.

“Success Bonus” has the meaning ascribed to such term in the employment agreement dated February 1, 2009 between the Company and the chief executive officer of the Company, set forth in Section 3.9(a) of the Disclosure Schedule.

“Target AUM” has the meaning set forth in Section 5.21(f)(i).

“Tax Contest” has the meaning set forth in Section 3.10(d).

“Tax Contest Expense” means any Losses, including reasonable fees for attorneys and other outside consultants, incurred in contesting or otherwise in connection with any Taxes and Losses for which Seller has an indemnification obligation under Section 10.1(a).

“Tax Indemnified Party” has the meaning set forth in Section 10.1(e).

“Tax Indemnifying Party” has the meaning set forth in Section 10.1(e).

“Taxing Authority” means the IRS and any other domestic or foreign Governmental Entity responsible for the administration and/or collection of any Tax.

“Tax Return” means all returns, reports, forms, estimates or information statements relating to or required to be filed in connection with any Tax or Tax return, including any amendment, attachment or supplement to any of the foregoing.

“Taxes” means all taxes, charges, fees, levies or other assessments, including any net income tax, corporation or franchise tax based on net income, any alternative or add-on minimum taxes, any gross income, capital gains, capital acquisitions, gross receipts, premium, sales, use, ad valorem, value-added, transfer, profits, license, payroll, employment, social security, social insurance, withholding, excise, severance, stamp, occupation, property (real or personal, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment, including any interest, penalty or addition thereto.

“Third Party Claim” has the meaning set forth in Section 9.2(b).

“Three-Month LIBOR” means, as of any date of determination, the rate for deposits in U.S. dollars for a period of three months, in an amount that is representative for a single transaction in that market at that time, that appears on Bloomberg Page BBAM as of 11:00 a.m., London time, on such date of determination. If such rate does not appear on the Bloomberg Page BBAM, then Three-Month LIBOR for the relevant period will be determined on the basis of the rates at which deposits in U.S. dollars are offered by the Reference Banks at approximately 11:00 a.m., London time, on the date of determination with respect to such relevant period to prime banks in the London interbank market for a period of three months commencing on the first day of such relevant period and in an amount that is representative for a single transaction in that market at that time, assuming an actual/360 day count basis. Seller shall request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the rate for that relevant period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that relevant period will be the arithmetic mean of the rates quoted by three major banks in New York City, selected by Seller, acting in good faith and in a commercially reasonable manner, at approximately 11:00 a.m., New York City time, on the first day of such relevant period for loans in U.S. dollars to leading European banks for a period of three months commencing on the first day of such relevant period and in an amount that is representative for a single transaction in that market at that time. If Seller is unable to obtain at least two rate quotations for such loans, the rate for that relevant period shall be Three-Month LIBOR as calculated for the immediately preceding period.

“Total Adjusted Capital” means, as of any date of determination, the amount of OMFLIC’s total adjusted capital as of such date, determined in accordance with the Risk-Based Capital Calculation Methodology.

“Trademark License Agreement” means the trademark license agreement to be entered into at the Closing substantially in the form of Exhibit G hereto.

“Trademarks” mean trademarks, service marks, trade dress, logos, Internet domain names, other similar designations of source or original and general intangibles of like nature, any and all common law rights thereto, and registrations and applications for registration thereof (including intent-to-use applications), all rights therein provided by applicable Law, and all reissues, extensions and renewals of any of the foregoing together with the goodwill symbolized by or associated with any of the foregoing.

“Transaction Agreements” means, collectively, this Agreement, the Ancillary Agreements and the Guaranty.

“Transaction Incentive Award Program” means the Benefit Plan with such name set forth in Section 3.9(a) of the Disclosure Schedule.

“Transferred Companies” has the meaning set forth in Recital B.

“Transferred Subsidiaries” has the meaning set forth in Recital B.

“Transfer Taxes” has the meaning set forth in Section 10.7(f).

“Transition Period” has the meaning set forth in Section 6.1(b).

“Treasury Regulations” means the regulations prescribed under the Code.

“Trust Account” has the meaning set forth in Section 5.21(f)(i).

“Vermont Permitted Practice” means the Vermont Department of Banking, Insurance, Securities and Health Care Administration’s approval for the Captive to recognize as an admitted asset the face amount of the letters of credit or other financing held in respect of the Financed Business.

“Wilton Commitment” means the Agreement, dated as of January 26, 2011, between Buyer and Wilton Re U.S. Holdings, Inc.

“Wire Transfer” means a payment in immediately available funds by wire transfer in lawful money of the United States of America to such account or accounts as shall have been designated by notice to the paying party.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

SECTION 2.1. Purchase and Sale; Purchase Price. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell all of the Shares to Buyer, and Buyer shall purchase all of the Shares from Seller. The purchase price for the Shares (as well as for the assignment of Seller’s rights under the Intercompany Loan Agreements pursuant to the Deed of Novation) is the Closing Purchase Price, as adjusted pursuant to Sections 2.8 and 2.9 and subject to the last sentence of Section 5.20 (the “Adjusted Purchase Price”). The parties acknowledge that an amount of such purchase price equal to the aggregate outstanding principal balance owing under the Intercompany Loan Agreements, plus any accrued but unpaid interest thereunder, shall be allocated to the purchase of Seller’s rights under the Intercompany Loan Agreements.

SECTION 2.2. Closing. Unless this Agreement shall have been terminated pursuant to Section 11.1 and subject to the satisfaction or waiver of each of the conditions set forth in Article VII, the closing of the purchase and sale of the Shares (the “Closing”) shall take place at 10:00 a.m. on the first Business Day of the calendar month next following the first calendar month during which all of the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), at the offices of Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto; provided that if the final condition set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing) to be satisfied or waived is so satisfied or waived in March of 2011, the Closing shall take place on April 4, 2011. The actual date and time of the Closing are referred to herein as the “Closing Date.”

SECTION 2.3. Escrow Agreement. At the Closing, Buyer and Seller shall, and Seller shall cause OMFLIC to, enter into an escrow agreement with a banking institution of national standing mutually selected by the parties (the “Escrow Agent”) substantially in the form of Exhibit H, with such changes as the Escrow Agent shall reasonably require (the “Escrow Agreement”), for the establishment of an escrow account for the purpose of paying Seller’s obligations, if any, under the Protected Asset Agreement (the “Escrow Account”). Buyer shall fund the Escrow Account at Closing by delivering to the Escrow Agent an amount equal to the Protected Asset Amount.

SECTION 2.4. Payment at Closing and Delivery of Shares.

(a) Seller shall deliver to Buyer, not later than the second Business Day immediately preceding the Closing Date, (i) a statement certified by the Chief Financial Officer of OMFLIC setting forth in reasonable detail: (A) the amount of the gross proceeds of each sale of a Proposed Protected Asset to any Person that is not an Affiliate of OMFLIC; (B) a calculation of the aggregate amount of all Pre-Closing Proposed Protected Asset Losses; and (C) a calculation of the Protected Asset Amount, and (ii) copies of all trade confirmations relating to the sale of Proposed Protected Assets that resulted in Pre-Closing Proposed Protected Asset Losses.

(b) At the Closing, Buyer shall (i) deliver and pay to Seller by Wire Transfer an amount equal to the Cash Purchase Price and (ii) deliver and pay to the Escrow Agent by Wire Transfer for deposit in the Escrow Account an amount equal to the Protected Asset Amount. For the avoidance of doubt, the sum of the Cash Purchase Price and the Protected Asset Amount cannot exceed $350,000,000.

(c) At the Closing, Seller shall deliver to Buyer certificates representing all of the Shares, duly endorsed in blank or with stock powers or other proper instruments of assignment duly endorsed in blank, in proper form for transfer, with all appropriate stock Transfer Tax stamps affixed.

SECTION 2.5. Other Closing Deliveries. At the Closing, in addition to Buyer’s payments to Seller and the Escrow Agent as specified in Section 2.4(b), Seller’s delivery of certificates representing all of the Shares as specified in Section 2.4(c) and as otherwise set forth herein:

(a) Seller shall deliver, or cause to be delivered, to Buyer the written resignations described in Section 5.9;

(b) Seller shall deliver, or cause to be delivered, to Buyer counterparts of each of the Ancillary Agreements duly executed by Seller or its applicable Affiliates;

(c) Buyer shall deliver, or cause to be delivered, to Seller counterparts of each of the Ancillary Agreements duly executed by Buyer or its applicable Affiliates;

(d) Seller shall deliver, or cause to be delivered, to Buyer a copy of a statement issued by the Company pursuant to Section 1.897-2(h) of the Treasury Regulations, certifying that the Shares are not a U.S. real property interest; and

(e) each party shall deliver, or cause to be delivered, to the other party such other documents as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Notwithstanding the foregoing, if there are no Protected Assets or if the Protected Asset Amount is less than $1.00, then the parties shall not enter into the Protected Asset Agreement or the Escrow Agreement and such agreements shall be deemed not to constitute Ancillary Agreements hereunder.

SECTION 2.6. Payments. Except to the extent explicitly provided otherwise herein, each party hereto shall make each payment due to the other party hereto (or its Affiliate) pursuant to this Agreement by no later than 12:00 p.m., New York City time, on the day when due (unless otherwise consented to by the party hereto (or its Affiliate) to whom such payment is due). Except to the extent explicitly provided herein to the contrary, all payments required to be made by a party hereto shall be made in cash.

SECTION 2.7. Interest. Except to the extent explicitly provided otherwise herein, all computations of interest with respect to any payment due to a Person under this Agreement shall be based on the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. Whenever any payment under this Agreement will be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of payment of interest.

SECTION 2.8. Preparation and Delivery of Financial Statements; Determination of Purchase Price Adjustments.

(a) No later than five Business Days prior to the Closing Date, Seller, at its own expense, shall cause the Company to prepare in good faith and deliver to Buyer: (i) an estimated statutory balance sheet of OMFLIC as of the Closing Date (the “Estimated Closing Balance Sheet”) which sets forth Seller’s good faith estimate of the Statutory Capital on the Closing Date (the “Estimated Statutory Capital”); and (ii) a worksheet together with explanatory notes (such worksheet and explanatory notes, together with the Estimated Closing Balance Sheet, the “Estimated Financial Deliverables”), setting forth Seller’s good faith estimate of the Total Adjusted Capital on the Closing Date (the “Estimated Total Adjusted Capital”) and Risk-Based Capital on the Closing Date (the “Estimated Closing Risk-Based Capital” and, together with the Estimated Total Adjusted Capital, the “Estimated Amounts”). The Estimated Closing Balance Sheet shall (A) be prepared from the books and records of OMFLIC, (B) be prepared in accordance with SAP applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009, (C) present Seller’s good faith estimate of the statutory financial position of OMFLIC as of the Closing Date in conformity with SAP applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009, and (D) be prepared without giving effect to any of the transactions described on Exhibit I-1 but, for the avoidance of doubt, giving effect to the other transactions occurring before, at or in connection with the Closing, including those described on Exhibit I-2. The Estimated Total Adjusted Capital and the Estimated Closing Risk-Based Capital shall be calculated in accordance with the Risk-Based Capital Calculation Methodology. Seller shall consult with Buyer and its accountants with respect to the preparation of the Estimated Financial Deliverables and give the Buyer and its accountants access to its working papers used in the preparation thereof and a reasonable opportunity to provide comments on drafts of the Estimated Financial Deliverables. Buyer and Seller shall use commercially reasonable efforts to negotiate a resolution of any differences in the Estimated Amounts reflected in such draft Estimated Financial Deliverables. The drafts of the Estimated Financial Deliverables prepared by Seller and the Estimated Amounts reflected therein, as revised to reflect any revisions thereto agreed to by Buyer and Seller, shall be the Estimated Financial Deliverables and the Estimated Amounts for purposes of this Article II; provided that, if any disagreement between Seller and Buyer as to such Estimated Financial Deliverables and Estimated Amounts is not resolved by the Closing Date, the Estimated Financial Deliverables and Estimated Amounts prepared by Seller, as revised to reflect any agreed changes thereto but not any changes thereto that are not agreed, shall be the Estimated Financial Deliverables and the Estimated Amounts for purposes of this Article II.

(b) Buyer shall use its reasonable best efforts to engage KPMG (or, if KPMG notifies Buyer in writing that it is unwilling to be so engaged, a nationally recognized independent certified public accounting firm in the Unites States selected by Seller) to prepare and deliver to Seller no later than the date that is 90 days after the Closing Date: (i) an audited statutory balance sheet of OMFLIC as of the Closing Date (the “Actual Closing Balance Sheet”), accompanied by an unqualified audit opinion of KPMG (or such other firm that is engaged pursuant to the first parenthetical in Section 2.8(b)), which sets forth the Statutory Capital on the Closing Date (the “Actual Statutory Capital”) and (ii) a worksheet together with explanatory notes (such worksheet and explanatory notes together with the Actual Closing Balance Sheet, the “Actual Financial Deliverables”), which sets forth Buyer’s good faith calculation, of the Total Adjusted Capital on the Closing Date (the “Actual Total Adjusted Capital”) and Risk-Based Capital on the Closing Date (the “Actual Closing Risk-Based Capital” and, together with the Actual Total Adjusted Capital, the “Actual Amounts”). The Actual Closing Balance Sheet shall (A) be prepared from the books and records of OMFLIC, (B) be prepared in accordance with SAP applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009, (C) present the statutory financial position of OMFLIC as of the Closing Date in conformity with SAP applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009, and (D) be prepared without giving effect to any of the transactions described on Exhibit I-1 but, for the avoidance of doubt, giving effect to the other transactions occurring before, at or in connection with the Closing, including those described on Exhibit I-2. The Actual Total Adjusted Capital and the Actual Closing Risk-Based Capital shall be calculated in accordance with the Risk-Based Capital Calculation Methodology. Seller shall consult with Buyer and its accountants with respect to the preparation of the Actual Financial Deliverables. The fees and expenses of KPMG (or such other firm that is engaged pursuant to the first parenthetical in Section 2.8(b)) in connection with the preparation of the Actual Financial Deliverables shall be shared equally between Seller and Buyer.

(c) During the 60 days immediately following Seller’s receipt of the Actual Financial Deliverables (the “Purchase Price Adjustment Review Period”) Buyer shall (i) permit Seller and its Representatives to review Buyer’s working papers and other supporting data, as well as all of the books, records and other relevant information, in each case, relating to the operations and finances of the Transferred Companies with respect to the period up to and including the Closing Date, (ii) make reasonably available the individuals in its employ responsible for, and knowledgeable about the information used in, the preparation of any Actual Financial Deliverable, in order to respond to the reasonable inquiries of Seller and (iii) otherwise cooperate in good faith with Seller and its Representatives in connection with Seller’s review.

(d) Buyer shall take all actions necessary or desirable to maintain and preserve all accounting books, records, policies and procedures on which the Actual Financial Deliverables are based or on which the Final Actual Financial Deliverables are to be based so as not to impede or delay the calculation of the Actual Amounts or the preparation of the Notice of Purchase Price Adjustment Disagreement or any Final Actual Financial Deliverable in the manner and utilizing the methods permitted by this Agreement.

(e) Either party (the “Objecting Party”) shall notify the other party in writing (a “Notice of Purchase Price Adjustment Disagreement”) prior to the expiration of the Purchase Price Adjustment Review Period if the Objecting Party disagrees with any of the Actual Financial Deliverables, or the calculation of any Actual Amount, as the case may be, which disagreement shall be limited to determinations with respect to (x) whether the Actual Closing Balance Sheet was prepared in accordance with SAP applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009 or (y) any arithmetic error in the calculation of any line items in the Actual Closing Balance Sheet or of the Actual Amounts. Each Notice of Purchase Price Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Objecting Party’s determination of such Actual Financial Deliverables or Actual Amount, as the case may be. If a Notice of Purchase Price Adjustment Disagreement is not delivered by either party on or prior to the expiration date of the Purchase Price Adjustment Review Period, then the Actual Financial Deliverables and the calculation of the Actual Amounts, as the case may be, shall be deemed to have been accepted by the parties and shall become final and binding upon the parties in accordance with Section 2.8(g).

(f) During the 30 day period immediately following the earlier to occur of (x) the expiration of the Purchase Price Adjustment Review Period and (y) the first date when both parties have delivered a Notice of Purchase Price Adjustment Disagreement (such 30 day period, the “Purchase Price Adjustment Consultation Period”), Buyer and Seller shall seek in good faith to resolve any disagreement they may have with respect to the matters specified in any Notice of Purchase Price Adjustment Disagreement.

(g) If, at the end of the Purchase Price Adjustment Consultation Period, Buyer and Seller have been unable to resolve all disagreements that they may have with respect to the matters specified in any Notice of Purchase Price Adjustment Disagreement, then Buyer and Seller shall submit all matters that remain in dispute with respect to such Notice of Purchase Price Adjustment Disagreement, including information that relates to items which may not be in dispute but are relevant to the disputed matters (along with a copy of the applicable Actual Financial Deliverables marked to indicate those line items that are in dispute), to the New York office of the Expert Accountant. Buyer and Seller shall cooperate in good faith to appoint the Expert Accountant as promptly as practicable. Buyer and Seller shall direct the Expert Accountant, acting as an expert and not as an arbitrator, to make, within 30 days after the submission of such matters to the Expert Accountant, or as soon as practicable thereafter, a final determination (on the basis of the Risk-Based Capital Calculation Methodology or SAP (applied on a basis consistent with the application of SAP in the preparation of the Statutory Statement of OMFLIC as of and for the year ended December 31, 2009), as applicable, and in each case in accordance with this Section 2.8(g)) of the appropriate amount of each of the line items or Actual Amounts in the Actual Financial Deliverables as to which Buyer and Seller disagree as specified in a Notice of Purchase Price Adjustment Disagreement. The determination by the Expert Accountant shall be binding on Buyer and Seller, and otherwise shall be final, non-appealable and conclusive. With respect to each disputed line item or Actual Amount, as the case may be, such determination, if not in accordance with the position of either Buyer and Seller, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by any Objecting Party in a Notice of Purchase Price Adjustment Disagreement or set forth in the applicable Actual Financial Deliverables with respect to such disputed line item or Actual Amount. For the avoidance of doubt, the Expert Accountant shall not review any line items or make any determination with respect to any matter other than those matters in any Notice of Purchase Price

Adjustment Disagreement that remain in dispute, unless the Expert Accountant’s review of such other line items is relevant to the disputed matters or such review or determination is reasonably necessary in order to resolve any disputes that arise from line items or matters that were not initially set forth in any Notice of Purchase Price Adjustment Disagreement but that subsequently arose as a result of the Expert Accountant’s review and determination of those matters in any Notice of Purchase Price Adjustment Disagreement that remain in dispute (in which case, such additional line items and matters shall be deemed to have been included in such Notice of Purchase Price Adjustment Disagreement). The Actual Financial Deliverables, the Actual Closing Balance Sheet and the calculation of the Actual Amounts (including the Actual Total Adjusted Capital and the Actual Closing Risk-Based Capital) that are final and binding on Buyer and Seller, as determined either through agreement of Buyer and Seller (deemed or otherwise) pursuant to Section 2.8(e) or through the determination of the Expert Accountant pursuant to this Section 2.8(g), are referred to herein as the “Final Actual Financial Deliverables”, the “Final Actual Closing Balance Sheet”, the “Final Actual Total Adjusted Capital” and the “Final Actual Closing Risk-Based Capital”, respectively. The 30-day period for delivering the written award may be extended by the mutual written consent of Buyer and Seller or by the Expert Accountant for up to an additional 30 days for good cause shown. Notwithstanding anything else contained herein, neither Buyer nor Seller may assert that any award issued by the Expert Accountant is unenforceable because it has not been timely rendered.

(h) The cost of the Expert Accountant’s review and determination shall be shared equally by Buyer and Seller. During the review by the Expert Accountant, Buyer and Seller shall each make available to the Expert Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Expert Accountant to make its determination and otherwise take the actions contemplated to be taken by it under Section 2.8(g).

(i) If Buyer or Seller (or the Expert Accountant) requests, pursuant to this Section 2.8, access to the work papers and other supporting data of the independent accountants of the other party to this Agreement relating to the preparation of any Actual Financial Deliverables or Estimated Financial Deliverables or the calculation of the Actual Amounts or the Estimated Amounts, as the case may be, the providing party shall cause its independent accountants to make any such work papers and other supporting data available to the requesting party (including the Expert Accountant) and its independent accountants; provided, however, that the requesting party (including the Expert Accountant) has signed a customary confidentiality and hold harmless agreement relating to such access to working papers and other supporting data in form and substance reasonably acceptable to such independent accountants. The providing party shall promptly provide any consents requested by its independent accountants in connection with such access.

(j) The calculation of any adjustment made pursuant to this Section 2.8 is subject to the last sentence of Section 5.20.

SECTION 2.9. Post-Closing Purchase Price Adjustments.

(a) The “Post-Closing Date Risk-Based Capital True-Up Amount” shall be the amount (whether positive or negative) equal to (i) the RBC Deficit calculated based on the Final Actual Financial Deliverables, if any, minus (ii) the Closing Date Risk-Based Capital True-Up Amount.

(b) The “Post-Closing Date Capital Shortfall Amount” shall be the amount (whether positive or negative) equal to (i) the greater of (A) $0.00 and (B) the excess of $818,604,559 over the sum of the Actual Statutory Capital and the RBC Deficit calculated based on the Final Actual Financial Deliverables minus (ii) the Closing Date Capital Shortfall Amount.

(c) The “Post-Closing Adjustment” shall be the amount equal to (i) the Post-Closing Date Risk-Based Capital True-Up Amount plus (ii) the Post-Closing Date Capital Shortfall Amount.

(d) Within two Business Days after the amount of the Post-Closing Adjustment is finally determined pursuant to this Section 2.9 (but subject to clause (e) of this Section 2.9):

(i) If the Post-Closing Adjustment is a positive amount, then Seller shall pay to Buyer by Wire Transfer an amount equal to the Post-Closing Adjustment; or

(ii) If the Post-Closing Adjustment is a negative amount, then Buyer shall pay to Seller by Wire Transfer an amount equal to the absolute value of the Post-Closing Adjustment.

(e) The calculation of any adjustment made pursuant to this Section 2.9 is subject to the last sentence of Section 5.20.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

SECTION 3.1. Organization and Authority of Seller. Seller is a company limited by shares duly organized, validly existing and in good standing under the laws of England and Wales. Seller or the applicable Affiliate of Seller has the requisite organizational power and authority to enter into, consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party. The execution and delivery by Seller or the applicable Affiliate of Seller of each of the Transaction Agreements to which Seller or the applicable Affiliate of Seller is a party and the consummation by Seller or the applicable Affiliate of Seller of the transactions contemplated by such Transaction Agreements have been (or will be prior to the Closing) duly authorized by all requisite corporate or other similar organizational action on the part of Seller or the applicable Affiliate of Seller. Each of the Transaction Agreements to which Seller or the applicable Affiliate of Seller is a party has been, or upon execution and delivery thereof, will be, duly executed and delivered by Seller or the applicable Affiliate of Seller. Assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which Seller or the applicable Affiliate of Seller is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of Seller or the applicable Affiliate of Seller, enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

SECTION 3.2. Organization, Authority and Qualification of the Transferred Companies. Each of the Transferred Companies is a corporation or other organization duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization and has the requisite corporate or organizational power and authority to carry on its business as now being conducted, except where the failure to be so incorporated or organized, validly existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Transferred Companies is duly qualified as a foreign corporation or other organization to do business, and is in good standing (if applicable), in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where failures to so qualify or be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.3. Capital Structure.

(a) The authorized Capital Stock of the Company consists of 1,000 shares of common stock, par value $0.01, of which 102.513761 shares are issued and outstanding. Except as set forth in the preceding sentence, no shares of Capital Stock of the Company are issued, reserved for issuance or outstanding. Section 3.3(a) of the Disclosure Schedule sets forth (i) all the authorized Capital Stock of each of the Transferred Subsidiaries and (ii) the number of shares (or other applicable units) of each class or series of Capital Stock of each of the Transferred Subsidiaries that are issued and outstanding, together with the registered holder thereof. All the outstanding shares (or other applicable units) of each class or series of Capital Stock of the Transferred Companies have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive or subscription rights enforceable under applicable Law. There are no options, calls, warrants or convertible or exchangeable securities, or conversion, preemptive, subscription or other rights, or agreements, arrangements or commitments, in any such case, obligating or which may obligate the Transferred Companies to issue, sell, purchase, return or redeem any respective shares (or other applicable units) of their respective Capital Stock or securities convertible into or exchangeable for any respective shares (or other applicable units) of their respective Capital Stock. There are no shares (or other applicable units) of any Capital Stock of the Transferred Companies reserved for issuance. There are no capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar obligations and commitments of the Transferred Companies. Seller owns of record and beneficially all of the Shares and indirectly owns all of the outstanding shares of Capital Stock of each of the Transferred Subsidiaries, free and clear of all Liens, other than any Liens arising as a result of the Transaction Agreements and restrictions on transfer imposed by applicable Laws. Upon the transfer and delivery of the Shares to Buyer at Closing, as contemplated herein, Buyer will acquire record and beneficial ownership of the

Shares, free and clear of all Liens, other than any restrictions on transfer imposed by applicable Laws, Liens arising as a result of the Transaction Agreements and any events or circumstances occurring after the Closing.

(b) Except for this Agreement and restrictions imposed by applicable Laws, there are no voting trusts, stockholder agreements, proxies or other rights or agreements in effect with respect to the voting, transfer or dividend rights of the Shares or of any shares (or other applicable units) of Capital Stock of any Transferred Subsidiary. Except as set forth in Section 3.3(b) of the Disclosure Schedule, none of the Transferred Companies holds any equity interest in any Person that is not a Transferred Subsidiary or that is not an Investment Asset or that would not have been an Investment Asset if beneficially owned by any of the Insurance Subsidiaries as of June 30, 2010.

(c) Except for a dividend in the amount of $33,725,245.97 paid by the Company to Seller on December 21, 2010 and a dividend in the amount of $59,000,000 paid by OMFLIC to the Company on December 20, 2010, none of the Transferred Companies has, since August 5, 2010, declared or paid any dividends on, made any distributions with respect to, or redeemed or repurchased any shares of, any class of its Capital Stock.

(d) As of December 31, 2010, the Statutory Capital of OMFLIC was in excess of $902,000,000.

SECTION 3.4. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.5 have been obtained or taken, except as set forth in Section 3.4 of the Disclosure Schedule or as otherwise provided in this Article III and except as may result from any facts or circumstances relating to the identity or regulatory status of Buyer or its Affiliates, the execution and delivery by Seller or the applicable Affiliate of Seller of, and the consummation by Seller or the applicable Affiliate of Seller of the transactions contemplated by, the Transaction Agreements to which each is a party do not and will not (a) violate or conflict with the organizational documents of Seller or the applicable Affiliate of Seller or the Transferred Companies, (b) subject to the Governmental Approvals referred to in Section 3.5, conflict with or violate in any material respect any Law or other Governmental Order applicable to Seller or the applicable Affiliate of Seller or the Transferred Companies or by which any of them or any of their respective properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of any of the Transferred Companies pursuant to, any Material Contract or any note, bond, loan or credit agreement, mortgage or indenture to which any of the Transferred Companies is a party or by which any of them or any of their respective properties or assets is bound or subject, except, in the case of clause (b) or (c), for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.5. Consents and Approvals. Except as may result from any facts or circumstances relating to the identity or regulatory status of Buyer or its Affiliates and except in connection, or in compliance, with (a) the notification and waiting period requirements of the HSR Act and (b) the approvals, filings, notifications and waiting periods imposed by applicable Laws that are set forth in Section 3.5 of the Disclosure Schedule, the execution and delivery by Seller or the applicable Affiliate of Seller of the Transaction Agreements do not, and the consummation by Seller or the applicable Affiliate of Seller of the transactions contemplated by the Transaction Agreements will not, require any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Entity (each, a “Governmental Approval”) to be obtained or made by Seller or the applicable Affiliate of Seller (including any of the Transferred Companies), except for any Governmental Approvals the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.6. Financial Information.

(a) Seller has previously delivered or made available to Buyer copies of (i) the consolidated balance sheet of the Company as of December 31, 2009 and the related statement of income for the year then ended, and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2010 and the related statement of income for the six month period then ended (the “Interim Financial Statements”). Except as set forth in Section 3.6(a) of the Disclosure Schedule, the foregoing financial statements (the “Financial Statements”) were prepared in accordance with IFRS applied on a consistent basis during the periods presented and fairly present in all material respects the financial position of the Company on a consolidated basis as of the dates thereof and the results of their operations for the periods then ended in conformity with IFRS (subject, in the case of the Interim Financial Statements, to normal yearend adjustments).

(b) Seller has previously delivered or made available to Buyer complete and correct copies of the statutory financial statements of each of the Insurance Subsidiaries, as filed with the applicable domestic regulator of such Insurance Subsidiary, in each case, for the year ended December 31, 2009 and for the three month period ended March 31, 2010 (the “Statutory Statements”). Except as otherwise specifically noted in the Statutory Statements or as set forth in Section 3.6(b) of the Disclosure Schedule, the Statutory Statements present fairly, in all material respects, the respective statutory financial condition of the Insurance Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended, in accordance with SAP (subject, in the case of any interim financial statements included in the Statutory Statements, to normal year-end adjustments, and to the absence of footnotes.

(c) Except (i) as set forth in the Financial Statements, the Statutory Statements or the SEC Reports, (ii) for liabilities and obligations incurred in the Ordinary Course of Business since December 31, 2009, (iii) as set forth in Section 3.6(c) of the Disclosure Schedule and (iv) for liabilities and obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no liabilities or obligations of any of the Transferred Companies of any nature of a type that would be required under IFRS to be reflected on a consolidated financial statement of the Company or that would be required under SAP to be reflected on a statutory statement of an Insurance Subsidiary, in each case as of the date hereof.

SECTION 3.7. SEC Filings.

(a) Except as set forth in Section 3.7(a) of the Disclosure Schedule, the Insurance Subsidiaries, and their respective separate accounts, have filed or furnished all required reports, schedules, registration statements and other documents and exhibits thereto with or to the United States Securities and Exchange Commission (the “SEC”) since January 1, 2008 (the “SEC Reports”). As of their respective dates of filing with or furnishing to the SEC (or, if amended or supplemented by a filing prior to the date hereof, as of the date of such latest filing), the SEC Reports complied in all material respects with the requirements of the Securities Act or the Investment Company Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Reports, and none of the SEC Reports when filed with or furnished to the SEC (or, if amended or supplemented by a filing prior to the date hereof, as of the date of such latest filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Insurance Subsidiaries and their respective registered separate accounts included in the SEC Reports complied, as of their respective dates of filing with the SEC (or, if amended or supplemented by a filing prior to the date hereof, as of the date of such latest filing), in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles or SAP, as applicable, applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Insurance Subsidiaries and their respective registered separate accounts.

(b) Other than the SEC Reports, which are addressed in clause (a) of this Section 3.7, and except as set forth in Section 3.7(b) of the Disclosure Schedule, each of the Transferred Companies, including the Insurance Subsidiaries and their separate accounts, have timely filed (after taking into account all grace periods or extensions) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2008 with any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.8. Absence of Certain Changes or Events. Other than in connection with the transactions contemplated by the Transaction Agreements or as reflected in the Disclosure Schedule (including Section 3.8 thereof), since December 31, 2009, each of the Transferred Companies has conducted its business in the Ordinary Course of Business, and there has not occurred: (i) any event or events having or that would reasonably be expected to have a Company Material Adverse Effect; or (ii) any event or events that would have resulted in a breach by Seller of Section 5.1 had such Section been binding on the Seller during such period.

SECTION 3.9. Employee Benefits; Employees.

(a) Seller has delivered or made available to Buyer complete and correct summaries of all: (i) “employee benefit plans,” as defined in Section 3(3) of ERISA, and

(ii) incentive, profit-sharing, stock option, stock purchase, other equity-based, employment, vacation or other leave, change in control, retention, severance, deferred compensation and other benefit plans, programs and agreements, in each case established or maintained by Seller or any of its Affiliates or to which Seller or any of its Affiliates contributes or is obligated to contribute, for the benefit of any Employees (collectively, the “Benefit Plans”). Section 3.9 of the Disclosure Schedule sets forth a list of all of the Benefit Plans, and of benefit plans for independent agents under which the Transferred Companies have any liability. Except as indicated in Section 3.9 of the Disclosure Schedule, all of the Benefit Plans are sponsored by a Transferred Company (such sponsored Benefit Plans, the “Company Benefit Plans”). Except as set forth in Section 3.9 of the Disclosure Schedule, none of the Company Benefit Plans covers employees or other individuals that are not employed by the Transferred Companies. No Employee performs services for the Transferred Companies primarily outside of the United States. None of the Benefit Plans is maintained outside the United States primarily for the benefit of Employees working outside the United States.

(b) Each Company Benefit Plan has been operated and administered in compliance with its terms and with applicable Law including ERISA and the Code, other than any non-compliance that individually and in the aggregate would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except for the Company Savings Plan, no Company Benefit Plan is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA. Each Benefit Plan that is intended to be tax-qualified under Section 401(a) of the Code is so qualified and a recent favorable determination or opinion letter has been issued by the IRS that the form of such plan meets the requirements of Section 401(a) of the Code. Except as indicated in Section 3.9(a) of the Disclosure Schedule, each Benefit Plan and other arrangement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (“Section 409A”) and the regulations issued thereunder has been operated in compliance with or exemption from Section 409A since January 1, 2005 and has been in documentary compliance with Section 409A since December 31, 2008.

(c) The Transferred Companies do not have any liability under Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA with respect to any Benefit Plan or any other employee benefit plan of any ERISA Affiliate. The Transferred Companies do not have any liability with respect to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

(d) All contributions required to be made under the terms of any Company Benefit Plan have been timely made when due.

(e) None of the Transferred Companies has any obligations for retiree welfare benefits other than (i) coverage mandated by applicable Law and (ii) coverage that continues during an applicable severance period.

(f) With respect to the Employees:

(i) except as set forth in Section 3.9(f)(i) of the Disclosure Schedule, as of the date of this Agreement, there is not in existence, nor has there been within the twelve months prior to the date hereof, any pending or, to the Knowledge of Seller, threatened: (A) strike, slowdown, stoppage, picketing, interruption of work, lockout or any other dispute or controversy with or involving a labor organization or with respect to unionization or collective bargaining; (B) labor-related organizational effort, election activities, or request or demand for negotiations, recognition or representation; or (C) arbitration, claim of unfair labor practice, workers’ compensation claim, claim or investigation of wrongful discharge, claim or investigation of employment discrimination or retaliation, claim or investigation of sexual harassment, or other employment dispute of any nature, against any of the Transferred Companies that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(ii) (A) as of the date hereof and for the three year period preceding such date, none of the Transferred Companies is, or within such period has been, a party to or bound by any collective bargaining agreement, other agreement or understanding or work rules or practice with any labor union or any other similar organization; and (B) none of the Employees are subject to or covered by any such collective bargaining agreement, other agreement or understanding, work rules or practice, or arbitration award, or are represented by any labor organization;

(iii) except as set forth in Section 3.9(f)(iii) of the Disclosure Schedule, as of the date hereof and for the three year period preceding such date, each of the Transferred Companies: (A) is and has been in compliance with all applicable U.S. federal, state and local Laws and foreign Laws which relate to employment, wages, hours, leaves, disability, immigration, secondment and plant closings and layoffs (including the Worker Adjustment and Retraining Notification Act and comparable state, local or other Laws), except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (B) is not liable for any arrears of wages, other compensation or benefits, or any taxes or penalties for failure to comply with any of the foregoing, except for such liability that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(iv) except as set forth in Section 3.9(f)(iv) of the Disclosure Schedule, as of the date hereof, there is not pending or, to the Knowledge of Seller, threatened any Action or other claim against any of the Transferred Companies for actual violation of any right or obligation under any of the Company Benefit Plans (except for routine claims for benefits in the Ordinary Course of Business and plan operation); and

(v) except as set forth in Section 3.9(f)(v) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any Employee to severance, retention, change of control or other similar pay or benefits under, or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan.

(g) No more than fifteen percent (15%) of the assets held in any “pooled separate account” or other similar collective investment account of the Transferred Companies within the meaning of ERISA or the regulations thereunder (each, a “Separate Account”) are Plan Assets. No more than two percent (2%) of the assets held in the “insurance company general account” of the Transferred Companies within the meaning of ERISA or the regulations thereunder (the “General Account”) are Plan Assets.

SECTION 3.10. Taxes. Except as set forth in Section 3.10 of the Disclosure Schedule:

(a) (i) All material Tax Returns required to be filed by or with respect to the Transferred Companies (or any predecessor entities) on or prior to the Closing Date have been timely filed or will have been timely filed (in each case, taking into account any applicable extensions) prior to the Closing Date, (ii) all such Tax Returns are true, correct and complete in all material respects and (iii) all Taxes shown as due on such filed Tax Returns and all other material Taxes (whether or not shown on any Tax Return) have (or by the Closing Date will have) been timely paid or remitted (taking into account any applicable extensions), as appropriate, to the proper Taxing Authority, except for Taxes for which reserves, provisions or accruals have been reflected or otherwise taken into account on the Financial Statements or the Statutory Statements, including for Taxes being contested in good faith. Each of the Transferred Companies has properly established reserves, provisions or accruals on the Financial Statements or Statutory Statements for all material Taxes not yet due and payable.

(b) All material Taxes required to have been withheld and paid in connection with amounts paid or owing by or with respect to the Transferred Companies to any employee, independent contractor, shareholder, creditor, or other third party have been withheld and paid.

(c) Except for agreements, documents and powers of attorney that have expired, no written agreement or other document extending, or having the effect of extending, the period of assessment, reassessment or collection of any Taxes of or relating to the Transferred Companies has been executed or filed with the IRS or any other Taxing Authority.

(d) No federal, state, local or foreign audit, investigation, dispute, disagreement, examination, refund litigation, adjustment in controversy, or other administrative proceeding or court proceeding with regard to Taxes (each a “Tax Contest”) exists or has been initiated in writing in respect of the Transferred Companies and neither Seller nor the Transferred Companies has received any written notice that any such Tax Contest is pending or threatened.

(e) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Transferred Companies do not file Tax Returns that any of the Transferred Companies is or may be subject to taxation by that jurisdiction.

(f) Neither the execution and delivery of the Transaction Agreements nor the consummation of the transactions contemplated thereby will (either alone or in conjunction with any other event) result in or cause the payment or provision of benefits which are “excess parachute payments” as the term is defined in Section 280G of the Code.

(g) There are no Liens for Taxes upon any material property or other material assets of the Transferred Companies, except for Permitted Liens.

(h) None of the Transferred Companies has constituted either a “distributing corporation” or a “controlled corporation” under Section 355 of the Code (i) in the two years prior to the date hereof or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by the Transaction Agreements.

(i) None of the Transferred Companies will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) adjustment pursuant to Section 481(a) of the Code by reason of a change in accounting method, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Laws) executed on or prior to the Closing Date or (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law), in each case, that resulted in lower taxable income in taxable periods or portions thereof ending on or before the Closing Date.

(j) Except for Fidelity & Guaranty Assignment, LLC, each of the Transferred Companies is, and has always been since its formation, classified as a corporation for U.S. federal income tax purposes and no claim has been made by the IRS that any of the Transferred Companies should be subject to a different classification.

(k) Since January 1, 2005, no private letter ruling of the IRS or material comparable rulings, concessions, arrangements or guidance issued by any other Taxing Authority in respect of the Transferred Companies has been received or requested.

(l) To the Knowledge of Seller, the Insurance Subsidiaries have satisfied all reporting, withholding and deposit requirements with respect to any qualified additional benefits payable under their Products so as to avoid such products being considered “modified endowment contracts” within the meaning of Section 7702A(a) of the Code.

(m) The Company and each Transferred Subsidiary is a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which the Company files a federal consolidated income Tax Return as the common parent, and none of the Transferred Companies has been included in any other Company Group for any taxable period for which the statute of limitations has not expired.

(n) None of the Transferred Companies has any material liability for the Taxes of any Person (other than the Transferred Companies) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor, or by contract.

(o) All material written communications to or from any Taxing Authorities with respect to Taxes of the Transferred Companies have been made available to Buyer to the extent such communications relate to (i) an outstanding matter that has not been disclosed on the Disclosure Schedule or (ii) a Tax liability that has not been (A) paid or accrued for or (B) otherwise taken into account on the Financial Statements or Statutory Statements.

(p) None of the Transferred Companies has engaged in any “listed transaction” as defined in Section 1.6011-4 of the Treasury Regulations or entered into any transaction or taken any position that could give rise to a substantial understatement penalty under Section 6662(d) of the Code.

(q) To the Knowledge of Seller, (i) the assets of any separate account maintained by an Insurance Subsidiary that is required to be diversified pursuant to Section 817(h) of the Code are adequately diversified within the meaning of Section 817(h) of the Code and (ii) no purchaser of any Product will be treated as an owner for Tax purposes of the assets of any separate account to which such Product account values have been allocated.

SECTION 3.11. Compliance with Laws; Permits.

(a) Except as set forth on Section 3.11(a) of the Disclosure Schedule, none of the Transferred Companies is in violation of any Laws or Governmental Orders applicable to it or its assets, properties or business (including any such Laws regulating the insurance business), except for violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, none of the Company or the Transferred Companies is a party to, or bound by, any Governmental Order that is material to the Business. Each of the Insurance Subsidiaries is in material compliance with its policies applicable to its collection, use of and disclosure of personal or private information of customers or consumers.

(b) Except as set forth in Section 3.11(b) of the Disclosure Schedule, each of the Transferred Companies holds all governmental qualifications, registrations, filings, licenses, permits, approvals or authorizations necessary to conduct the Business and to own or use its assets and properties, as such Business, assets and properties are conducted, owned and used on the date hereof (collectively, the “Permits”), except those the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All material Permits are valid and in full force and effect. As of the date hereof, none of the Transferred Companies is the subject of any pending or, to the Knowledge of Seller, threatened, Action seeking the revocation, suspension, termination, modification or impairment of any Permit, or the supervision of any Transferred Company pursuant to the application of any Law in respect of the level of capital held by such Transferred Company, except for those Actions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect in the event that such Actions are successful. Except for limitations imposed by applicable Law that are applicable to insurance companies generally and except for limitations imposed after the date hereof, there is no Governmental Order that would be binding on any of the Transferred Companies following the Closing that prohibits or restricts the payment of shareholder dividends or other shareholder distributions by any of the Transferred Companies.

SECTION 3.12. Litigation. Except as set forth in Section 3.12 of the Disclosure Schedule, as of the date of this Agreement, there are no Actions (other than claims under or in connection with Insurance Contracts in the Ordinary Course of Business) pending or, to the Knowledge of Seller, threatened in writing against any of Seller or the Transferred Companies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.13. Material Contracts. Section 3.13 of the Disclosure Schedule lists each of the Material Contracts as in effect on the date of this Agreement. Each Material Contract is a valid and binding obligation of the Transferred Company that is party thereto, as applicable, and, to the Knowledge of Seller and as of the date hereof, each other party to such Material Contract, except for such failures to be valid and binding as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as set forth on Section 3.13 of the Disclosure Schedule, each such Material Contract is enforceable against the Transferred Company that is party thereto, as applicable, and, to the Knowledge of Seller and as of the date hereof, each such other party, in accordance with its terms (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law)). Except as set forth on Section 3.13 of the Disclosure Schedule, none of the Transferred Companies or, to the Knowledge of Seller and as of the date hereof, any other party to a Material Contract is in default under or breach of a Material Contract, and, to the Knowledge of Seller and as of the date hereof, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.14. Intellectual Property.

(a) The Transferred Companies own, or have enforceable rights or licenses to use, the material Intellectual Property used in the Business as currently conducted, except where such lack of ownership or rights would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.14(b) of the Disclosure Schedule sets forth a complete and correct listing of all Registered Intellectual Property that is material to the conduct of the Business. For the avoidance of doubt, Buyer acknowledges and agrees that any Registered Intellectual Property listed on Section 3.14(b) of the Disclosure Schedule that is also a part of the Seller Trademarks will be retained by Seller in accordance with Section 5.8(a) and licensed to Buyer pursuant to the Trademark License Agreement.

(c) Except as set forth in Section 3.14(c) of the Disclosure Schedule, none of the Transferred Companies has received since January 1, 2008 any written notice of any infringement or misappropriation of the rights of any third party that has not been resolved with respect to any Intellectual Property used in the conduct of the Business. To the Knowledge of Seller, (i) no use by the Transferred Companies of any material Owned Intellectual Property or of any material Intellectual Property in the conduct of the Business infringes or misappropriates any material Intellectual Property right of any third party, except where such infringement or misappropriation would not, individually or in the aggregate, reasonably be expected to have a

Company Material Adverse Effect and (ii) no Person is infringing or misappropriating any material Owned Intellectual Property, except where such infringement or misappropriation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) The Transferred Companies have established and maintain commercially reasonable security programs and privacy policies and are in material compliance with such programs and policies.

SECTION 3.15. Real Property.

(a) Except for any real property or interests in real property that are Investment Assets or are of the type that would have been Investment Assets if beneficially owned by any of the Insurance Subsidiaries as of December 31, 2009, none of the Transferred Companies owns any real property or interest in real property in fee as of the date hereof.

(b) Section 3.15(b) of the Disclosure Schedule sets forth a complete and correct list of all real property leased as of the date hereof by any of the Transferred Companies, as lessee, providing for annual fixed rents of $100,000 or more (all such property, the “Leased Real Property” and the leases pursuant to which the Leased Real Property is leased, the “Real Property Leases”). As of the date hereof, a Transferred Company has a valid and enforceable leasehold interest under each of the Real Property Leases, subject to Permitted Liens and to applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereinafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law), and, as of the date hereof, none of the Transferred Companies has received any written notice of any default under any Real Property Lease, and to the Knowledge of Seller, no event has occurred and no condition exists that, with notice or lapse of time, or both, would constitute a default by the Transferred Companies under any of the Real Property Leases, except, in each case, for such invalidity, unenforceability or defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.16. Brokers. Except for J.P. Morgan Securities Inc., for whose fees and expenses Seller is solely responsible, and Nomura Bank International plc, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

SECTION 3.17. Affiliate Transactions. Section 3.17 of the Disclosure Schedule lists all Intercompany Agreements in effect as of the date hereof.

SECTION 3.18. Regulatory Filings. Seller has made available for inspection by Buyer (a) any material reports of examination (including financial, market conduct and similar examinations) of any Insurance Subsidiary issued by any insurance regulatory authority, in any case, since December 31, 2007 and prior to the date hereof, (b) any material reports of examination of any Transferred Companies that is a broker-dealer issued by any Governmental Entity, and (c) all material Holding Company System Act filings or submissions made by any Insurance Subsidiary with any insurance regulatory authority since December 31, 2007 and prior to the date hereof. All material deficiencies or violations noted in the examination reports described in the preceding clauses (a) and (b) above have been resolved to the reasonable satisfaction of the insurance department that noted such deficiencies or violations. None of the Insurance Subsidiaries is “commercially domiciled” under the Laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its respective jurisdiction of organization.

SECTION 3.19. Investment Assets. Seller has provided to Buyer prior to the date hereof a complete and correct list of the investment assets beneficially owned by each of the Insurance Subsidiaries as of June 30, 2010 that are of the type required to be disclosed in Schedule B through DB of the Statutory Statements (collectively, the “Investment Assets”).

SECTION 3.20. Insurance Issued by Insurance Subsidiaries.

(a) Except as set forth in Section 3.20 of the Disclosure Schedule, all policy forms and rates in use by any of the Insurance Subsidiaries, and all endorsements, applications, and certificates pertaining thereto, as and where required by applicable Laws, have been either filed and approved or filed and non-disapproved by all applicable Governmental Entities, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) There are no material unpaid claims or assessments made against any Insurance Subsidiary by any state insurance guaranty associations or similar organizations in connection with such association’s insurance guaranty fund.

SECTION 3.21. Ceded Reinsurance. Section 3.21 of the Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all Ceded Reinsurance Agreements under which any of the Insurance Subsidiaries has ceded gross statutory reserves of $15,000,000 or more as of December 31, 2009 and has any existing rights or obligations, each of which Ceded Reinsurance Agreements is in full force and effect. Except as set forth in Section 3.13 of the Disclosure Schedule or except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Insurance Subsidiaries or, to the Knowledge of Seller and as of the date hereof, any of the other parties thereto, is in default under any such Ceded Reinsurance Agreement where such default gives rise to any right of termination or cancellation by the other party or parties thereto. Except as set forth in Section 3.21 of the Disclosure Schedule, since January 1, 2009 to the date hereof, (a) none of Seller or any of the Transferred Companies has received any written notice from any applicable reinsurer that any amount of reinsurance ceded by any of the Insurance Subsidiaries will be uncollectible or otherwise defaulted upon, and (b) no such reinsurer is in default or has otherwise failed to pay any material amount when due, except where such defaults or failures to pay have existed for less than 90 days or are otherwise not material after consideration of reserves held for such uncollectible receivables.

SECTION 3.22. Insurance. Except as set forth in Section 3.22 of the Disclosure Schedule, as of the date hereof, all current property and liability insurance policies covering the Transferred Companies are in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any policy is not willing or able to perform its obligations thereunder has been received by any of the Transferred Companies and, to the Knowledge of Seller, none of the Transferred Companies is in default of any provision thereof, except for such defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.23. Certain Securities Matters. None of the Transferred Companies is required to be licensed as an investment adviser, as such term is defined in Section 202(a)(11) of the Investment Advisers Act, or as a broker or dealer as such terms are defined in Section 3(a) of the Exchange Act.

SECTION 3.24. Actuarial Report and Reserves. Seller has delivered to Buyer a complete and correct copy of the actuarial report dated February 8, 2010 prepared by Milliman, Inc. for the benefit of Seller and its Affiliates (the “Actuarial Report”). Seller used its commercially reasonable efforts to supply accurate and complete loss, loss adjustment expense and premium data to Milliman, Inc. for use in its preparation of the Actuarial Report and, to the Knowledge of Seller, no data provided in connection with the preparation of the Actuarial Report was inaccurate in any material respect.

SECTION 3.25. Risk-Based Capital. Seller has made available to Buyer complete and correct copies of all analyses and reports submitted by the Transferred Companies or any Insurance Subsidiary to any insurance regulatory authority during the 12 months prior to the date hereof relating to their respective risk-based capital calculations, and such analyses and reports were accurate in all material respects at the time they were submitted.

SECTION 3.26. Environmental Matters. To the Knowledge of Seller: (a) none of the Leased Real Properties is subject to a written notice, request for information or order from or agreement with a Governmental Entity or third party respecting the violation of any Environmental Law; (b) with respect to the Leased Real Properties, or the operation by the Transferred Companies of their respective businesses thereon, Seller has not received written notice of any material judicial or administrative proceedings pending or threatened arising under or relating to an Environmental Law; (c) the Transferred Companies are operating the Business in compliance in all material respects with applicable Environmental Laws; and (d) the Transferred Companies possess all material Environmental Permits that are necessary for the operation of the Business as conducted on the date hereof.

SECTION 3.27. Financed Business. All of the policies included in the Financed Business are subject to either (i) NAIC Model Valuation of Life Insurance Policies Model Regulation (“Regulation XXX”) or (ii) NAIC Actuarial Guideline 38 (“Regulation AXXX”) and will, at the closing of the Reserve Facility or Alternative Facility, have been recaptured by OMFLIC from OM Re and represent all of the policies in effect and written by OMFLIC through the date of the recapture that are subject to Regulation XXX and Regulation AXXX.

SECTION 3.28. Disclaimer.

(a) Except for the representations and warranties contained in this Article III, none of Seller or any of its Affiliates or its or their respective Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Seller or any of its Affiliates (including the Transferred Companies), the Business, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any relating to the financial condition, results of operations, assets or liabilities of any of the foregoing entities. Except for the representations and warranties contained in this Article III, (i) Seller disclaims, on behalf of itself, its Affiliates and its and their respective Representatives, any other representations or warranties, whether made by Seller or its Affiliates or its or their respective Representatives or any other Person, and (ii) Seller disclaims, on behalf of itself, its Affiliates and its and their respective Representatives, all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to Buyer or its Affiliates or Representatives by any Representative of Seller or any of its Affiliates). For the avoidance of doubt, none of Seller, its Affiliates or its or their respective Representatives makes any representations or warranties to Buyer or any other Person regarding the probable success or profitability of the Transferred Companies or the Business (whether before or after the Closing).

(b) Except to the extent the representations and warranties in this Article III relate expressly to Taxes, the representations and warranties made in Section 3.10 are the only representations and warranties made by Seller with respect to matters relating to Taxes (including Tax Returns, Tax allocation agreements, Tax claims and Tax Contests).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

SECTION 4.1. Formation and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer or the applicable Affiliate of Buyer has all requisite corporate, limited liability company or other applicable organizational power and authority to enter into, consummate the transactions contemplated by and carry out its obligations under, each of the Transaction Agreements to which it is a party. The execution and delivery by Buyer or the applicable Affiliate of Buyer of each of the Transaction Agreements to which Buyer or the applicable Affiliate of Buyer is a party and the consummation by Buyer or the applicable Affiliate of Buyer of the transactions contemplated by such Transaction Agreements have been (or will be prior to the Closing) duly authorized by all requisite corporate or other similar organizational action on the part of Buyer or the applicable Affiliate of Buyer. Each of the

Transaction Agreements to which Buyer or the applicable Affiliate of Buyer is a party has been, or upon execution and delivery thereof, will be, duly executed and delivered by Buyer or the applicable Affiliate of Buyer. Assuming due authorization, execution and delivery by the other parties hereto or thereto, each of the Transaction Agreements to which Buyer or the applicable Affiliate of Buyer is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of Buyer or the applicable Affiliate of Buyer, enforceable against it in accordance with its terms, subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law).

SECTION 4.2. No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.3 have been obtained or taken, except as otherwise provided in this Article IV and except as may result from any facts or circumstances relating to the identity or regulatory status of Seller or the Transferred Companies, the execution and delivery by Buyer or the applicable Affiliate of Buyer of, and the consummation by Buyer or the applicable Affiliate of Buyer of the transactions contemplated by, the Transaction Agreements to which each is a party do not and will not (a) violate or conflict with the organizational documents of Buyer or the applicable Affiliate of Buyer, (b) subject to the Governmental Approvals referred to in Section 4.3, conflict with or violate in any material respect any Law or other Governmental Order applicable to Buyer or the applicable Affiliate of Buyer by which any of them or any of their respective properties or assets is bound or subject or (c) result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would constitute a default) under, or give to any Person any rights of termination, acceleration or cancellation of, or result in the creation of any Lien (other than Permitted Liens) on any of the assets or properties of Buyer or the applicable Affiliate of Buyer pursuant to, any material contract or any note, bond, loan or credit agreement, mortgage or indenture to which Buyer or any of its Affiliates is a party or by which any of them or any of their respective properties or assets is bound or subject, except, in the case of clauses (b) or (c), for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 4.3. Consents and Approvals. Except as may result from any facts or circumstances relating to the identity or regulatory status of Seller or its Affiliates and except in connection, or in compliance, with (a) the notification and waiting period requirements of the HSR Act and (b) the approvals, filings and notifications imposed by applicable Laws that are set forth in Section 4.3 of the Disclosure Schedule, the execution and delivery by Buyer or the applicable Affiliate of Buyer of the Transaction Agreements and the definitive documentation for the Reinsurance Transaction do not, and the consummation by Buyer or the applicable Affiliate of Buyer of the transactions contemplated by the Transaction Agreements and of the Reinsurance Transaction will not, require any Governmental Approval to be obtained or made by Buyer or any Affiliate of Buyer, except for any Governmental Approvals the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 4.4. Securities Laws Matters. The Shares are being acquired by Buyer for its own account and without a view to the public distribution or sale of the Shares or any interest in them. Buyer understands and agrees that it may not sell, transfer, assign, pledge or otherwise dispose of any of the Shares other than pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and applicable state and foreign securities Laws.

SECTION 4.5. Litigation. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Buyer, threatened in writing against any of Buyer or its Affiliates that, individually or in the aggregate, would reasonably be expected to have a Buyer Material Adverse Effect.

SECTION 4.6. [Intentionally omitted]

SECTION 4.7. Brokers. Except for Bank of America, for whose fees and expenses Buyer is solely responsible, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

SECTION 4.8. Investigation. Buyer acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Transferred Companies and the Business and (b) has been furnished with or given adequate access to such information about the Transferred Companies and the Business as it has requested. Buyer further acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by Seller or any of its Affiliates or its or their respective Representatives are the representations, warranties, covenants and agreements made in this Agreement, (ii) except as set forth in Article III, none of Seller or any of its Affiliates or its or their respective Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Seller or any of its Affiliates (including the Transferred Companies), the Business, the Transaction Agreements or the transactions contemplated by the Transaction Agreements, including any relating to the financial condition, results of operations, assets or liabilities of any of the foregoing entities and (iii) none of Seller or any of its Affiliates or its or their respective Representatives makes any representation or warranty as to (A) the operation of the Transferred Companies by Buyer or its Affiliates after the Closing in any manner or (B) the probable success or profitability of the Transferred Companies or the Business (whether before or after the Closing). Except for the representations and warranties contained in Article III, Buyer has not relied upon any other representations or warranties or any other information made or supplied by or on behalf of Seller or any of its Affiliates or its or their respective Representatives, and Buyer acknowledges and agrees that none of Seller or any of its Affiliates or its or their respective Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, analysis, appraisal, advice, statement or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or their respective Representatives, including the Confidential Information Memorandum dated February, 2010, any management presentation information and any third party actuarial analysis (in each case, as the same may be amended or supplemented from time to time), and any opinion, projection, forecast, analysis, appraisal, advice, statement, information or other material that may have been or may be provided to Buyer or any of its Affiliates by Seller or any of its Affiliates or its or their respective Representatives) (collectively, the “Descriptive Materials”), and Buyer acknowledges, agrees with and affirms the statements made in Section 9.4 (Reserves). With respect to any projections and forecasts in the Descriptive Materials, Buyer acknowledges that (I) there are uncertainties inherent in attempting to make such projections and forecasts, (II) it is familiar with such uncertainties, (III) it is not acting and has not acted in reliance on the Descriptive Materials or any such projections or forecasts so furnished to it and (IV) it shall have no claim against Seller or its Affiliates and their respective Representatives with respect to the Descriptive Materials or any such projection or forecast.

SECTION 4.9. Financing; Guaranty.

(a) Buyer has available to it, and as of the Closing will have available to it, funds that constitute all funds necessary for the payment of the aggregate amounts payable pursuant to Article II and of all related fees and expenses, in the case of fees and expenses as required to be paid or funded as of or prior to the Closing.

(b) On or prior to the date of this Agreement, the Investor has delivered to Seller a true and complete executed copy of the Guaranty. The Guaranty has not been (and as of the Closing will not have been) restated, amended or modified or any provision thereof waived. The Guaranty is, and as of the Closing will be, in full force and effect and is, and as of the Closing will be, a legal, valid and binding obligation of the Investor.

SECTION 4.10. Disclaimer. Except for the representations and warranties contained in this Article IV, neither Buyer nor any of its Affiliates or their respective Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to itself, its Affiliates, their respective businesses, the Transaction Agreements or the transactions contemplated by the Transaction Agreements. Except for the representations and warranties contained in this Article IV, (a) Buyer disclaims, on behalf of itself, its Affiliates and its and their respective Representatives, any other representations or warranties, whether made by Buyer or any of its Affiliates or their respective Representatives or any other Person, and (b) Buyer disclaims, on behalf of itself, its Affiliates and its and their respective Representatives, all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to Seller or its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to Seller or its Affiliates or Representatives by any Representative of Buyer or any of its Affiliates).

ARTICLE V

COVENANTS

SECTION 5.1. Conduct of Business of the Company. During the period from the date of this Agreement until the Closing, except (a) as otherwise contemplated or expressly permitted by, or necessary to effectuate the transactions contemplated by, this

Agreement or the other Transaction Agreements, (b) for the matters set forth in Section 5.1 of the Disclosure Schedule, (c) as required by applicable Law or any Material Contract, (d) as Buyer otherwise consents in writing in advance (which consent will not be unreasonably withheld, delayed or conditioned), Seller shall cause each of the Transferred Companies to (x) conduct the Business in the Ordinary Course of Business, (y) use commercially reasonable efforts to preserve intact its business organizations and maintain material relationships with policyholders, Producers, suppliers and service providers of and to its respective businesses and others having business dealings with it and (z) not do any of the following:

(i) declare or pay any dividends on, or make any distributions with respect to, any class of its Capital Stock after December 31, 2010;

(ii) repurchase, redeem, repay or otherwise acquire any outstanding shares of Capital Stock or other securities of any of the Transferred Companies;

(iii) transfer, issue, sell or dispose of any shares of Capital Stock or other securities of any of the Transferred Companies or grant options, warrants, calls or other rights to purchase or otherwise acquire any shares of Capital Stock or other securities of any of the Transferred Companies;

(iv) effect any recapitalization, reclassification, stock split or like change in the capitalization of any of the Transferred Companies;

(v) amend the certificate of incorporation or by-laws (or other comparable organizational documents) of any of the Transferred Companies;

(vi) except with respect to changes intended to improve underwriting profitability (even if such changes have an effect of reducing premium volume), make any material change in the policies, practices or principles of any of the Insurance Subsidiaries in effect on the date hereof with respect to accounting methodology, reserving, underwriting or claims administration (other than any change required by IFRS, SAP or, in respect of underwriting or claims administration, in the Ordinary Course of Business);

(vii) purchase, sell, lease, exchange or otherwise dispose of or acquire any property or assets (other than (A) Proposed Protected Assets or Excluded Assets, (B) transactions occurring in the Ordinary Course of Business and not otherwise prohibited under this Section 5.1(z), (C) the sale, exchange or other disposition of investment assets, which are the subject of Section 5.1(z)(viii), and (D) pledges or other collateral assignments of assets, including by means of a credit for reinsurance trust, to or for the benefit of cedents under reinsurance written by an Insurance Subsidiary, for purposes of statutory accounting credit) or enter into any lease of real property or make any capital expenditure for which the aggregate consideration paid or payable in any individual transaction is in excess of $2,000,000 or in the aggregate in excess of $5,000,000, in each case other than in the Ordinary Course of Business;

(viii) sell, exchange, or otherwise dispose of any investment assets (other than Proposed Protected Assets and Excluded Assets, which may be sold,

exchanged or otherwise disposed of without restriction), provided that the Transferred Companies may sell, exchange or otherwise dispose of such investment assets to the extent that such transactions result in (A) aggregate cumulative gross capital gains not in excess of (1) $50,000,000 plus (2) an additional $50,000,000 of aggregate capital gains to the extent that such gains would be reflected in the statutory financial statements of OMFLIC or OMFLICNY, as the case may be, as additions to the interest maintenance reserve or (B) aggregate cumulative gross capital losses not in excess of (1) $50,000,000 plus (2) an additional $50,000,000 of aggregate capital losses to the extent that such losses would be reflected in the statutory financial statements of OMFLIC or OMFLICNY, as the case may be, as reductions to the interest maintenance reserve;

(ix) incur any financial indebtedness for borrowed money from third party lending sources (other than current trade accounts payable incurred in respect of property or services purchased in the Ordinary Course of Business and letters of credit issued in the Ordinary Course of Business) or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances (other than advance commissions to Producers), for individual amounts in excess of $2,000,000 or in the aggregate in excess of $5,000,000 (or, in the case of loans or advances to Affiliates, for amounts in the aggregate in excess of $5,000,000);

(x) enter into, as a reinsured, any reinsurance or other similar contract, or enter into or amend (in any material respect) or renew or extend any Material Contract;

(xi) in any material respect, (A) grant, increase, or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any wages, salaries, bonuses, incentives, severance pay, other compensation, pension or other benefits payable or potentially available to any executive officers or directors of the Transferred Companies, including any increase or change pursuant to any Company Benefit Plan or (B) establish, adopt, increase or amend (or promise to take any such action(s)) any Benefit Plan or any benefits potentially available thereunder, in either case except as required by Law or by any contract in existence on the date hereof or involving increases or changes in the Ordinary Course of Business;

(xii) enter into, or amend in any material respect, any employment contracts with executive officers;

(xiii) settle or compromise any Action or threatened Action (in each case, except for claims under any Insurance Contracts within applicable policy limits), other than any settlement or compromise that involves cash payments, net of any insurance or reinsurance, of less than $5,000,000 in the aggregate;

(xiv) make, revoke, amend or change any material election concerning Taxes, settle or compromise any material Tax liability, file any amended Tax Return to the extent such amendment could negatively affect the Financial Statements or the Statutory Statements in a material manner, enter into any closing agreement with any Taxing Authority, extend or waive the application of any statute of limitations regarding the assessment, reassessment or collection of any material Tax, or enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement;

(xv) enter into or renew any lease of real property with a term of longer than one year; or

(xvi) enter into any legally binding commitment with respect to any of the foregoing.

Notwithstanding anything contained in this Section 5.1 to the contrary, nothing contained herein shall limit or restrict the ability of Seller of any of its Affiliates to sell, liquidate or otherwise dispose of any Proposed Protected Asset or Excluded Asset.

SECTION 5.2. Access to Information. Seller shall cause the Transferred Companies to afford to Buyer and to the Representatives of Buyer reasonable access upon reasonable notice at reasonable times during normal business hours during the period prior to the Closing Date to their respective properties, books and records and, during such period, Seller shall cause the Transferred Companies or their Affiliates to furnish to Buyer such information concerning the Transferred Companies as Buyer may from time to time reasonably request, other than any such information that (a) is subject to an attorney-client or other legal privilege that might be impaired by such disclosure or (b) is subject to an obligation of confidentiality to an unaffiliated third party, unless such obligation is waived or is otherwise not applicable. All requests for access or information pursuant to this Section 5.2 shall be directed only to such Person or Persons as Seller shall designate in writing.

SECTION 5.3. Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, Seller and Buyer (a) shall execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of the Transaction Agreements and give effect to the transactions contemplated by the Transaction Agreements in the most reasonably expeditious manner possible, (b) shall refrain from taking any actions (other than exercising such party’s rights hereunder) that could reasonably be expected to impair, delay or impede the Closing and (c) not in limitation of any other provision of this Agreement, shall use their respective reasonable best efforts to cause all the conditions to the obligations of the other party to consummate the transactions contemplated by this Agreement to be met as soon as reasonably practicable.

SECTION 5.4. Consents, Approvals and Filings.

(a) The parties shall use their reasonable best efforts to obtain as promptly as practicable all Governmental Approvals that may be or may become reasonably necessary, proper or advisable under the Transaction Agreements or applicable Law to consummate and make effective the transactions contemplated by the Transaction Agreements. The parties shall take all reasonable actions as may be requested by any such Governmental Entities to obtain such Governmental Approvals and cooperate with the reasonable requests of each other in seeking to obtain as promptly as practicable all such Governmental Approvals. Neither Seller nor Buyer shall take or cause to be taken any action that it is aware or reasonably should be aware would have the effect of materially delaying, impairing or impeding the receipt of any such Governmental Approvals. In the event that a Governmental Entity requires that the terms of the Transaction Agreements be changed or altered in a manner that materially adversely affects the economic benefits reasonably expected to be derived by Buyer or Seller under the Transaction Agreements and in connection with the consummation of the transactions contemplated thereunder, taken as a whole, each of Buyer and Seller shall use its reasonable best efforts and cooperate and negotiate in good faith to agree to alternative terms that are acceptable to such Governmental Entity and provide benefits substantially similar to the benefits provided under the existing terms thereof. Notwithstanding any other provision of this Agreement, neither Seller nor Buyer shall be required to take any action under this Agreement pursuant to, or otherwise agree to or accept, any Negative Condition or Restriction.

(b) The parties shall promptly (and in no event more than five Business Days after the Amendment and Restatement Date) make, and cause their applicable Affiliates to make, all filings and notifications with all Governmental Entities that may be or may become reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements, including (i) Buyer causing an amended “Form A” or similar change of control applications to be filed in each jurisdiction where required by applicable insurance Laws with respect to the transactions contemplated by the Transaction Agreements, (ii) Buyer causing “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable insurance Laws with respect to the transactions contemplated by the Transaction Agreements, (iii) Seller and Buyer each making an appropriate filing of a notification and report form pursuant to the HSR Act (which filing, including the exhibits thereto, need not be shared or otherwise disclosed to the other party) with respect to the transactions contemplated by the Transaction Agreements, (iv) Seller and Buyer each making any other filing that may be required under any other antitrust or competition Law or by any Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws, and (v) Seller and Buyer making, and causing their applicable Affiliates to make, any other filing that may be required under any insurance, financial services or similar applicable Law or by any Governmental Entity with jurisdiction over enforcement of any applicable insurance, financial services or similar Law. Seller and Buyer each agrees to supply, and cause its Affiliates to supply, promptly any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Laws. Notwithstanding anything to the contrary in Section 5.4(d), Buyer shall have responsibility for the filing fees associated with its HSR Act filing, its “Form A” or similar change of control applications, its “Form E” or similar market share notifications and its “Form D” or other applications, and Seller and Buyer shall have responsibility for their other respective filing fees associated with any other required filings. Buyer and Seller agree that the amended Form A statements to be filed in New York and Maryland will include a description of the proposed assignment of all of the limited liability company interests of the Buyer to HRG and that the revised business plan of OMFLIC to be included with such amended Form A statements will contain a statement to the effect that the consummation of neither the Reinsurance Transaction nor any proposed reinsurance transaction with Wilton Reassurance Company or any of its Affiliates, including the Proposed Wilton Reinsurance Transactions, is a condition to the Closing. Buyer shall request that any review of any such transaction with Wilton Reassurance Company or any of its Affiliates be conducted separately from the review of the amended Form A statements so as to ensure that the Form A review process is not in any way delayed or adversely affected thereby. For the avoidance of doubt and consistent with Section 5.21, Buyer shall not, and shall cause its Affiliates not to, make any filing with or proposal to any Governmental Entity with respect to the Reinsurance Transaction or any aspect thereof until after the Closing (other than the withdrawal of the draft Form D filing that was made by or on behalf of Buyer with the Maryland Insurance Administration with respect to the Reinsurance Transaction on or around September 17, 2010, as required pursuant to Section 5.21(a)).

(c) Subject to applicable Law relating to the sharing of information, each of Seller and Buyer shall promptly notify the other of any communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of this Agreement, permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity in connection with the transactions contemplated hereby, and provide each other with copies of all correspondence, filings or communications between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, subject to Section 5.2; except that, in the event any Governmental Entity requires or requests Buyer or any Affiliate of Buyer to provide, or in the event that any Governmental Approval involves Buyer providing: (i) personal financial information, including, but not limited to, any individual tax return or statement of net worth, or any other information that is of a personal or private nature, about any individual who is an officer, director, general partner or limited partner of Buyer, or of any Affiliate of Buyer, or (ii) information that constitutes a trade secret of Buyer (the information described in the preceding clauses (i) and (ii), “Buyer’s Protected Information”), Buyer shall have no obligation to provide to Seller, and Seller shall have no right to review, such Buyer’s Protected Information, Seller shall not seek Buyer’s Protected Information from any such Governmental Entity, and in the event any Governmental Entity were to share such information with Seller, Seller agrees upon discovering this fact, to cease reading any Buyer’s Protected Information, not to disclose such information to any third party, and to return it (otherwise unread) to Buyer. Subject to applicable Law, Buyer shall have the right to file Buyer’s Protected Information separately from other correspondence, filings or communications, or to redact Buyer’s Protected Information from such documents prior to sharing them with Seller. Neither Buyer nor Seller shall participate or agree to participate in any meeting with any Governmental Entity relating to the matters that are the subject of this Agreement unless it consults with Seller or Buyer, as applicable, in advance and, to the extent permitted by such Governmental Entity, gives Seller or Buyer, as applicable, the opportunity to attend and participate at such meeting (other than any such meeting or portion thereof that is devoted to Buyer’s Protected Information). Subject to the Confidentiality Agreement, Section 5.2 and Section 5.11 and the provisions above regarding Buyer’s Protected Information, Seller and Buyer shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing (including in seeking early termination of any applicable waiting periods under the HSR Act); provided, however, that the foregoing shall not require Seller or any of its Affiliates (including, prior to the Closing, the Transferred Companies) (x) to disclose any information that in the reasonable judgment of Seller or any of its Affiliates (including the Transferred Companies), as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its contractual obligations or obligations with respect to confidentiality or (y) to disclose any privileged information or confidential competitive information of Seller or any of its Affiliates (including the Transferred

Companies). Notwithstanding the foregoing in this Section 5.4(c), Buyer’s obligations to notify Seller or any of its Affiliates with respect to communications received from a Taxing Authority, as well as the rights and obligations of the parties to this Agreement with respect to any Tax Contest, shall be governed solely by Article X. Neither party shall be required to comply with any of the foregoing provisions of this Section 5.4(c) to the extent that such compliance would be prohibited by applicable Law. The parties further covenant and agree not to extend any waiting period associated with any Governmental Approval or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto.

(d) Seller and Buyer shall use their reasonable best efforts to obtain any other consents and approvals and make any other notifications that may be required in connection with the transactions contemplated by the Transaction Agreements; provided, however, that: (i) Seller shall not be required to commence or participate in litigation or offer or grant any accommodation to any third party to obtain any such consent or approval; (ii) Buyer and Seller shall use commercially reasonable efforts to minimize the costs of any consents or approvals and, subject to the last sentence of Section 5.4(b), shall share equally in the costs of any such consents or approvals; (iii) notwithstanding the foregoing, Seller shall have no financial obligation for “kill fees” or other penalties arising from the early termination of any agreement (or portion thereof) arising from the change in the conduct of the business of the Transferred Companies at and after Closing; and (iv) for purposes of this Section 5.4(d), Seller shall not be required to take any action with respect to any third party unless the taking of such action is required in order to satisfy any of the conditions set forth in Sections 7.1 or 7.2 and such condition has not been waived by Buyer.

SECTION 5.5. Access to Books and Records.

(a) Until the later of the tenth anniversary of the Closing or such longer period as may be required by any Governmental Entity or requested by Seller in connection with any Litigation Matter (provided that Seller shall give Buyer 30 days’ notice prior to such tenth anniversary of any such request), Buyer and its Affiliates shall afford promptly to Seller and its Affiliates and their respective Representatives access to the books and records, officers, employees, auditors and other advisors of the Transferred Companies relating to periods prior to and including the Closing Date to the extent reasonably required by Seller to enable it and its auditors to prepare (at Seller’s sole cost and expense) an audited consolidated balance sheet of the Company as of the Closing Date prepared in accordance with IFRS and for any other lawful business purpose relating to Seller’s prior ownership of the Transferred Companies, whether or not related to this Agreement, including any claims made by or against Seller or any of its Affiliates, whether involving any Governmental Entity or third party (including, in respect to the Litigation Matters set forth in Section 9.1(a) of the Disclosure Schedule and any other Litigation Matters described below (collectively, the “Seller Litigation Matters”), disputes, compliance, financial reporting (including financial audits of historical information), regulatory, Tax and accounting matters; provided, however, that access to books and records relating to Taxes shall be governed exclusively by Section 10.6. Seller and its Affiliates may retain copies of all information and records relating to the Seller Litigation Matters, to the extent reasonably necessary as determined by Seller in its sole discretion. Buyer and its Affiliates (including the Transferred Companies after the Closing Date) and their Representatives and counsel will use commercially reasonable efforts to neither dispose of nor destroy any of the books and records delivered to Buyer in connection with the Closing or the Seller Litigation Matters without first offering to turn over possession thereof to Seller, by written notice to Seller to the extent practicable at least 30 days prior to the proposed date of such disposition or destruction. Buyer shall, and shall cause the Transferred Companies to, implement an internal process to ensure the deletion of all data relating to Seller or its Affiliates from any computers, hard drives or other similar electronic devices prior to disposing of any such device, and such internal process shall conform in all material respects to the internal process currently in place at the Transferred Companies for deletion of data prior to disposition of such devices; provided, however, for the avoidance of doubt, that such deletion shall be made only after assurance that any such data relating to Seller or its Affiliates is retained by the Buyer or the Transferred Companies.

(b) From and after the Closing Date, Buyer shall reasonably cooperate (and shall cause the Transferred Companies to cooperate) with Seller in the defense or prosecution of any Litigation Matter whether instituted or threatened before or after the Closing Date against, by or on behalf of Seller, including any Litigation Matters against Seller’s Affiliates, officers, directors, or employees, relating to or arising out of the conduct of the business of Seller or any of its Affiliates prior to or after the Closing Date (including without limitation the Seller Litigation Matters, and other than litigation among Seller and Buyer and/or their Affiliates arising out of the transactions contemplated by this Agreement). Cooperation in connection with any such Litigation Matters shall include making any employee or former employee of the Seller or any of its Affiliates employed by a Transferred Company or Buyer available (upon reasonable notice and without unreasonably interfering with his or her professional obligations); to meet with Seller and its Affiliates and Representatives, regarding any matters in which he or she has been involved; to help Seller prepare for any proceeding (including, without limitation, depositions, consultation, discovery or trial); to provide truthful affidavits; and to assist with any audit, inspection, proceeding, investigation or other inquiry. Seller shall reimburse Buyer for any reasonable documented expenses incurred in providing such cooperation. For purposes of this Section 5.5, “Litigation Matter” means any litigation, compliant, hearing, indictment, settlement, audit, claim, action, suit or proceeding, demand, grievance, citation, summons, subpoena, charge, inquiry, arbitral action, governmental inquiry, criminal prosecution or other investigation.

SECTION 5.6. Public Announcements. No party to this Agreement or any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or applicable securities exchange rules, in which the case the party required to publish such press release or public announcement shall allow the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication. Prior to the Closing, neither of the parties to this Agreement, nor any of their respective Affiliates or Representatives, shall make any disclosure concerning plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Transferred Companies (including any of the Producers) without first obtaining the prior written approval of the other party, which approval will not be unreasonably withheld, conditioned or delayed.

SECTION 5.7. Intercompany Obligations and Arrangements.

(a) Seller shall, and shall cause its Affiliates to, take such action and make such payments as may be necessary so that concurrently with the Closing, the Transferred Companies, on the one hand, and Seller and its Affiliates (other than the Transferred Companies), on the other hand, shall settle, discharge, offset, pay, repay in full, terminate or extinguish all intercompany loans, notes, and advances regardless of their maturity and all intercompany receivables and payables for the amount due, including any accrued and unpaid interest to but excluding the date of payment; provided, however, that this Section 5.7(a) shall not apply to any intercompany loans, notes, advances, receivables or payables (i) listed in Section 5.7(a) of the Disclosure Schedule, (ii) arising under any Intercompany Agreement set forth in Section 5.7(b) or Section 5.7(c) of the Disclosure Schedule, or (iii) arising under any Insurance Contract.

(b) Seller shall, and shall cause its Affiliates to, take such actions as may be necessary to terminate, concurrently with the Closing Date, all Intercompany Agreements; provided, however, that this Section 5.7(b) shall not apply to (i) any Intercompany Agreement set forth in Section 5.7(b) or Section 5.7(c) of the Disclosure Schedule or (ii) any Insurance Contract.

(c) Seller shall, and shall cause its Affiliates to, take such actions as may be necessary, concurrently with the Closing, to amend those Intercompany Agreements as identified and as set forth in Section 5.7(c) of the Disclosure Schedule.

SECTION 5.8. Use of Names.

(a) Buyer acknowledges and agrees that, except as provided herein or in the Ancillary Agreements, Buyer is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to any Intellectual Property owned or licensed by Seller or any of its Affiliates (other than the Transferred Companies) including any Trademark of Seller or any of its Affiliates (other than the Transferred Companies) or any Trademark based upon such a Trademark, including those set forth in Section 5.8(a) of the Disclosure Schedule (collectively, the “Seller Trademarks”). Prior to or at the Closing, each of the Transferred Companies shall transfer to Seller or as Seller may direct any and all right, title or interest, including all associated goodwill, which any of the Transferred Companies may have in or to any of the Seller Trademarks. At Closing, Seller or an Affiliate of Seller shall enter into the Trademark License Agreement with Buyer for use of the Seller Trademarks by the Transferred Companies solely in the Transferred Companies’ existing businesses in the United States for the applicable period set forth in Section 5.8(c), and, except as otherwise expressly provided in this Section 5.8 or in the Trademark License Agreement, neither Buyer nor any of its Affiliates shall have any rights in or to any of the Seller Trademarks. Neither Buyer nor any of the Transferred Companies shall seek to register any Trademark that is a derivation, translation, adaptation, combination or variation of any Seller Trademark or confusingly similar to a Seller Trademark.

(b) In the case where approval is not necessary from a Governmental Entity to change the name of a Transferred Company, at the Closing (or as soon thereafter as permitted under applicable Law), Buyer shall execute, or shall cause the execution of, such amended organizational documents with respect to each Transferred Company such that such Transferred Company can effect a change in its name to a name not containing any of the Seller Trademarks. Promptly and in no event later than 10 Business Days after the Closing, Buyer shall cause the applicable Transferred Company to file such amended organizational documents (or to the extent not previously executed in order to comply with applicable Law, a final unexecuted copy of such documents) with the applicable Governmental Entity and take all other necessary action to fulfill its obligations set forth in this Section 5.8(b). In the case where approval is necessary from a Governmental Entity to change the name of a Transferred Company or change any Trademark appearing on materials used in the Business, no later than 10 Business Days after the Closing (unless a longer period of time is required by applicable Law), Buyer shall promptly make or cause to be made the appropriate filing with the applicable Governmental Entity such that the applicable Transferred Company can effect a change in its name to a name not containing any of the Seller Trademarks or to remove any Seller Trademarks from any materials used in the Business and take all other necessary action to fulfill its obligations set forth in this Section 5.8(b). Any new corporate name selected by Buyer pursuant to this Section 5.8(b) and any new Trademarks used on materials used in the Business shall comply with all applicable Laws.

(c) The term of the Trademark License Agreement shall not exceed 150 days from the Closing Date, except with respect to any name or material of the Transferred Companies used in the Business containing Seller Trademarks for which approval from a Government Entity is required to change the name or remove the Seller Trademark, in which case the term shall be extended solely for use of such name or material until 10 days following receipt of the applicable approval from the applicable Government Entity. Notwithstanding any other provision of this Section 5.8, Buyer shall use commercially reasonable efforts to cause all of the Transferred Companies to cease using all Seller Trademarks as soon as practicable following the Closing. Upon the expiration of the term of the Trademark License Agreement as to any licensee, such licensee shall cease all use of the Seller Trademarks.

(d) Buyer, on behalf of itself and its Affiliates, agrees that irreparable damage would occur if this Section 5.8 were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that, without the necessity of posting bond or other undertaking to the extent permitted under applicable Law, Seller (or its successors or assigns) shall be entitled to proceed against Buyer and its Affiliates in law and/or in equity for such damages or other relief as a court may deem appropriate and shall be entitled to seek a temporary restraining order and/or preliminary and final injunctive or other equitable relief, including specific performance, to prevent breaches of this Section 5.8. In the event that any Action is brought in equity to enforce the provisions of this Section 5.8, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law.

SECTION 5.9. Directors. Seller shall deliver to Buyer written resignations of the directors of the Transferred Companies listed in Section 5.9 of the Disclosure Schedule, such resignations to become effective upon the Closing.

SECTION 5.10. Contact with Customers, Employees, Etc. Prior to the Closing, each of Buyer and Seller shall, and shall cause its respective Affiliates and its and such Affiliates’ respective Representatives to, contact and communicate with the employees, consultants, customers, suppliers and distributors of the Transferred Companies regarding or in connection with the transactions contemplated hereby only after submitting any proposed communication to Seller or Buyer, as applicable, for its review and approval, which approval shall not be unreasonably withheld or delayed, except to the extent that such communication is substantially consistent with communications previously approved by Seller or Buyer, as applicable. After the Closing, Seller shall not, and shall cause its Affiliates and its and such Affiliates’ respective Representatives not to, contact and communicate with the employees, consultants, customers, suppliers and distributors of the Transferred Companies regarding or in connection with the transactions contemplated hereby, unless such contact or communication is first approved by Buyer.

SECTION 5.11. Confidentiality.

(a) The terms of the confidentiality agreement, dated September 28, 2009 (the “Confidentiality Agreement”), among Seller, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Credit Distressed Blue Line Master Fund, Ltd. and Global Opportunities Breakaway Ltd. are incorporated into this Agreement by reference and shall continue in full force and effect until the earlier to occur of the Closing Date and the date on which this Agreement is terminated in accordance with Section 11.1. If, for any reason, the transactions contemplated by this Agreement are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) From and after the Closing, Seller and its Affiliates, on the one hand, and Buyer and its Affiliates (including the Transferred Companies), on the other hand, shall, and shall cause their respective Representatives to, maintain in confidence any written, oral or other information relating to or obtained from the other party or its Affiliates (including with respect to Buyer following the Closing, the Transferred Companies), except that the foregoing requirements of this Section 5.11(b) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than (A) in the case of Buyer, as a result of disclosure by Seller or its Affiliates or any of their respective Representatives and (B) in the case of Seller, as a result of disclosure by Buyer or any of the Transferred Companies or any of their respective Affiliates, or any of their respective Representatives, (ii) any such information is required by applicable Law, Governmental Order or a Governmental Entity to be disclosed after prior notice has been given to the other party (including any report, statement, testimony or other submission to such Governmental Entity), (iii) any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Agreements (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding), (iv) any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information or (v) any such information that after the Closing becomes known or available pursuant to or as a result of the carrying out of the provisions of an Ancillary Agreement (which information shall be governed by the confidentiality provisions set forth in such Ancillary Agreement). Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

(c) Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that Seller and its Affiliates and Buyer and its Affiliates may share any information relating to or obtained from Buyer and its Affiliates (including, after the Closing, the Transferred Companies) or Seller and its Affiliates, as applicable, with (i) any insurance regulatory authority or (ii) the IRS or any other Taxing Authority as Seller or Buyer, as applicable, deems necessary or advisable in its good faith judgment.

SECTION 5.12. D&O Liabilities. From and after the Closing Date, Buyer shall not, and shall cause the Transferred Companies not to, take any steps that would reasonably be expected to affect adversely the rights of any individual who served as a director or officer of any of the Transferred Companies at any time prior to the Closing Date (each, a “D&O Indemnified Person”) to be indemnified, either under Delaware Law or other applicable Law or the organizational documents of the Transferred Companies as they existed prior to the Closing Date, against any costs or expenses (including attorneys’ fees and expenses of investigation, defense and ongoing monitoring), judgments, penalties, fines, losses, charges, demands, actions, suits, proceedings, settlements, assessments, deficiencies, Taxes, interest, obligations, damages, liabilities or amounts paid in settlement incurred in connection with any claim, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing Date and relating to the fact that the D&O Indemnified Person was a director or officer of a Transferred Company, whether asserted or claimed prior to, at or after the Closing Date.

SECTION 5.13. Amendment of Tax Returns. After the Closing, Seller shall at Buyer’s request cause Old Mutual (US) Holdings Inc. and OMFLIC to file amended Tax Returns for the years 2008 and 2009, respectively, in a form reasonably satisfactory to Buyer, which amended Tax Returns shall reduce the amount of reserves determined under Section 807(d)(1) of the Code in connection with the 2008 CARVM Treaty (and any successor agreements) to the statutory reserve limit prescribed by the flush language of Section 807(d)(1) of the Code. If Buyer has requested Seller to cause amended Tax Returns to be filed pursuant to this Section 5.13, notwithstanding any other provision of this Agreement, (i) OMFLIC’s Tax Returns for the year 2010 and the portion of any taxable year ending on or before the Closing Date shall be prepared and filed or amended and filed on a similar basis, (ii) Buyer shall be responsible for and indemnify the Seller Indemnitees against all Taxes and Losses that Seller would not have incurred, regardless of the taxable period to which such Taxes and Losses relate, but for the reduction of reserves and the amending of such Tax Returns (or the filing of Tax Returns for the year 2010 and the portion of any taxable year ending on or before the Closing Date on a similar basis) made pursuant to this Section 5.13, and (iii) Buyer shall pay to Seller the amount of Taxes shown as due on such amended Tax Returns prior to the filing thereof and Seller shall cause such Taxes to be remitted to the appropriate Taxing Authority on the date such Tax Returns are filed; provided that the amount of Taxes and Losses for which Buyer shall be responsible and from and against which Buyer shall be required to indemnify and hold harmless the Seller Indemnitees pursuant to this Section 5.13 shall not exceed $20,000,000 with respect to Taxes and Losses that do not directly and exclusively result from such reduction in the amount of reserves and amendment of Tax Returns (or filing of Tax Returns for the year 2010 and the portion of any taxable year ending on or before the Closing Date on a similar basis) pursuant to this Section 5.13 (for example, Taxes payable because of adjustments to Tax Returns unrelated to the reduction in the reserves), it being understood for the avoidance of doubt that the foregoing limitation shall not apply with respect to Taxes and Losses that directly and exclusively result from such reduction and amendment or filing. Seller makes no representation or warranty as to the Tax effect of or Tax treatment of or relating to the reduction of reserves and amendments made pursuant to this Section 5.13 and shall have no liability to Buyer or any of its Affiliates with respect thereto.

SECTION 5.14. Reserve Facility; CARVM Facility.

(a) Seller shall use its reasonable best efforts to consummate or cause to be consummated a reserve funding transaction immediately after the Closing substantially on the terms described in the term sheet (the “Reserve Facility Term Sheet”) set forth as Exhibit J (with such changes as may be required by applicable Governmental Entities, the “Reserve Facility”), with respect to (A) the term life and universal life portions of the Business specifically identified to be reinsured as provided in the Reserve Facility Term Sheet and (B) up to $200,000,000 of redundant reserves in respect of additional benefits under riders to life insurance policies, other than guaranteed minimum withdrawal benefit riders, in the event that OMFLIC is required to increase its reserves with respect to such riders prior to December 31, 2012 (the “Additional Benefits Reserves”, and, collectively with such term life and universal life portions of the Business, the “Financed Business”). If Seller is unable to cause the Reserve Facility to be consummated, Seller shall immediately after the Closing provide or cause to be provided an alternative facility through existing or replacement letters of credit or other financing sponsored by Seller or an Affiliate of Seller (an “Alternative Facility”) that would enable OMFLIC to take full credit on its statutory financial statements (assuming OMFLIC’s statutory reserves are determined in accordance with the same methodologies that were used by OMFLIC immediately prior to the Closing in determining statutory reserves, consistently applied) for all Financed Business. If OMFLIC is required to increase the Additional Benefits Reserves after the establishment of the Reserve Facility or such Alternative Facility but prior to December 31, 2012, Seller shall promptly thereafter amend the Reserve Facility or such Alternative Facility to include such Additional Benefits Reserves or implement a new Alternative Facility so that OMFLIC can take credit on its statutory financial statements for the amount of such Additional Benefits Reserves. Seller shall make or cause to be made available the Reserve Facility or, if the Reserve Facility is not consummated or is terminated prior to December 31, 2012, any Alternative Facility established under this Section 5.14 and perform its and its Affiliates’ covenants and agreements under the Reserve Facility and any such Alternative Facility until the earliest to occur of: (i) replacement of the Reserve Facility and, to the extent funded, any such Alternative Facility by a facility that enables OMFLIC to take full credit on its statutory financial statements for all Financed Business; (ii) December 31, 2012; and (iii) the occurrence of a Non-Qualifying Change of Control. Buyer shall, or shall cause its Affiliates (including the Transferred Companies) to, pay a facility fee equal to 150 basis points, calculated on a per annum basis, multiplied by the outstanding amount of letters of credit (and/or other lender-provided security) maintained under the terms of the Reserve Facility and, to the extent funded, any Alternative Facility in accordance with the terms of the Reserve Facility and such Alternative Facility. Without limiting any other obligation of Buyer hereunder, Buyer shall reasonably cooperate with Seller to finalize as expeditiously as possible the Collateralization Model contemplated by the Reimbursement Agreement (as defined in the Reserve Facility Term Sheet) to be entered into in connection with the consummation of the Reserve Facility.

(b) As soon as practicable, but in any event no later than December 31, 2012, Buyer shall replace the Reserve Facility and, to the extent funded, any Alternative Facility with a facility that enables OMFLIC to take full credit on its statutory financial statements for all Financed Business (a “Replacement Facility”). If Buyer fails timely to obtain a Replacement Facility, Seller may, at its sole option, continue to make the Reserve Facility and, to the extent funded, the Alternative Facility available for successive three month periods until December 31, 2015 for a facility fee equal to the Stepped-Up Facility Fee. If Seller elects to make the Reserve Facility and, to the extent funded, the Alternative Facility available as described in the preceding sentence, the Seller will be deemed to have waived the failure of Buyer to timely obtain a Replacement Facility until the end of the applicable three month period in which Seller elects to cease making the Reserve Facility and, to the extent funded, the Alternative Facility available, until December 31, 2015 at which time Buyer shall automatically be deemed to be in default if a Replacement Facility has not been obtained. On the earlier of December 31, 2012 and the date that the Reserve Facility or Alternative Facility is replaced, Buyer shall pay to Seller by Wire Transfer the amount of any collateral posted by Seller or any of its Affiliates under the Reserve Facility or any Alternative Facility, and interest on such amount as set forth in Section 2.7.

(c) Seller shall support or cause an Affiliate of Seller to support ceded annuity reserves through existing or replacement letters of credit or other financing sponsored by Seller or such Affiliate (the “CARVM Facility”) that enable OMFLIC to take full credit on its statutory financial statements (assuming OMFLIC’s statutory reserves are determined in accordance with the same methodologies that were used by OMFLIC immediately prior to the Closing in determining statutory reserves, consistently applied) for the annuity portion of the Business reinsured by OM Re from OMFLIC under the 2008 CARVM Treaty (the “CARVM Business”) until the earliest to occur of: (i) replacement of the CARVM Facility by a facility or facilities that enable OMFLIC to take full credit on its statutory financial statements for all CARVM Business; (ii) December 31, 2015; and (iii) the occurrence of a Non-Qualifying Change of Control. Buyer shall pay to Seller by Wire Transfer, quarterly in arrears on the last Business Day of each calendar quarter until the CARVM Facility is terminated or all obligations of Seller thereunder have been fully satisfied, a facility fee equal to 250 basis points, calculated on a per annum basis, multiplied by the outstanding amount of letters of credit (and/or other lender-provided security) maintained under the terms of the CARVM Facility.

(d) As soon as practicable but in any event not later than December 31, 2015, Buyer shall replace the CARVM Facility with a facility that enables OMFLIC to take full credit on its statutory financial statements for all CARVM Business. On the earlier of December 31, 2015 and the date that the CARVM Facility is replaced, Buyer shall pay to Seller by Wire Transfer the amount of any collateral posted by Seller or an Affiliate of Seller under the CARVM Facility, and interest on such amount as set forth in Section 2.7.

(e) Buyer shall, and shall cause its Affiliates (including the Transferred Companies) to, perform its and their covenants and agreements under the Reserve Facility, any Alternative Facility and the CARVM Facility.

(f) As soon as practicable after the Closing, Buyer and Seller shall use their reasonable best efforts to cause the OM Re Reinsurance Agreement Amendments to become effective and the OM Re Recapture Transaction to be consummated.

(g) With respect to the transactions described in this Section 5.14 that are to be consummated after the Closing by Buyer or any of its Affiliates (including any of the Transferred Companies), Buyer shall, and shall cause such Affiliates to, timely consummate such transactions in accordance with this Section 5.14.

SECTION 5.15. Deed of Novation. At the Closing, Seller and Buyer shall enter into the Deed of Novation, pursuant to which Seller will assign and transfer the Intercompany Loan Agreements, and all of Seller’s rights (including its right to the repayment of outstanding principal and accrued and unpaid interest thereon) and obligations thereunder, to Buyer, and Buyer will accept such assignment of rights and assume such obligations.

SECTION 5.16. Excluded Assets. Prior to the Closing Seller shall, or shall cause its Affiliates to, sell, liquidate or otherwise dispose of all of the Excluded Assets so that at the Closing, none of the Transferred Companies owns any of the Excluded Assets.

SECTION 5.17. Structuring Fee Tax Benefit. Buyer shall, or shall cause OMFLIC to, pay by Wire Transfer to Seller an amount equal to the net present value of the Tax benefits realized or reasonably expected to be realized by OMFLIC (calculated in accordance with the principles of Section 10.1(e)) in connection with OMFLIC’s payment of the structuring fee in connection with the consummation of the Reserve Facility or an Alternative Facility, such payment to be made within 10 days of the date the Tax Return on which such Tax benefits are claimed is filed.

SECTION 5.18. Capitalization of Captive.

(a) In connection with the closing of the Reserve Facility or an Alternative Facility, Seller shall, or shall cause an Affiliate of Seller to, contribute an amount equal to the greater of (i) $95,000,000 and (ii) 300% of the Captive’s Company Action Level Risk-Based Capital (as defined in the Reserve Facility Term Sheet) (the “Contribution Amount”) to the capital of the Captive in exchange for Captive Securities. Thereafter, Buyer shall, or shall cause one of its Affiliates to, from time to time, contribute additional amounts to the capital of the Captive to the extent necessary to maintain the Captive’s Modified Total Adjusted Capital (as defined in the Reserve Facility Term Sheet) at not less than the greater of (i) $95,000,000 and (ii) 300% of the Captive’s Company Action Level Risk-Based Capital (as defined in the Reserve Facility Term Sheet). The Buyer shall, and shall cause OMFLIC and, if applicable, any of its Affiliates to, treat for U.S. federal income Tax purposes any such contribution to the capital of the Captive as a contribution of cash by Buyer through OMFLIC and, if applicable, any of its Affiliates.

(b) Upon the earlier to occur of December 31, 2012 and the date on which Buyer replaces the Reserve Facility and, to the extent implemented, the Alternative Facility, with a Replacement Facility pursuant to Section 5.14(b) (the “Replacement Date”), Buyer shall pay or cause to be paid to Seller by Wire Transfer an amount equal to the Contribution Amount in exchange for the Captive Securities, which Seller shall deliver to Buyer or one of its Affiliates in accordance with the directions of Buyer. If Buyer fails timely to pay or cause to be paid such amount in full to Seller, Seller may, at its option, (i) declare an Event of Default (as defined in the Guarantee and Pledge Agreement) under the Guarantee and Pledge Agreement and pursue any applicable remedies thereunder, or (ii) extend the date by which such amounts shall be required to be paid to Seller for successive three month periods, provided that interest on any unpaid amount shall accrue at a rate equal to the Stepped-Up Facility Fee from the Replacement Date to the date such amounts, together with interest thereon, are paid in full. If Seller elects to extend the date by which such amounts shall be required to be paid to Seller as described in clause (ii) of the preceding sentence, Seller will be deemed to have waived the failure of Buyer to timely distribute to Seller an amount equal to the Contribution Amount in exchange for the Captive Securities until such date as Seller elects to cease extending the date by which such amounts shall be required to be paid to Seller.

SECTION 5.19. Surplus Note Purchase Contracts. If, between the Closing Date and June 30, 2012, the Maryland Insurance Administration causes, or the independent auditors of OMFLIC’s Statutory Statements require, OMFLIC to change the methodology used to determine the amount of capital it is required to hold for the risk of losses due to changes in interest rate levels for fixed indexed annuity contracts (the “Methodology Change”) in-force as of the Closing Date and the Methodology Change causes OMFLIC’s risk-based capital requirement to increase as measured against OMFLIC’s risk-based capital requirement calculated without giving effect to the Methodology Change, Seller shall purchase from OMFLIC surplus notes having an aggregate principal amount equal to the greater of (a) $0.00 and (b) the lesser of (i) $75,000,000 and (ii) the dollar amount calculated as the excess of (x) OMFLIC’s risk-based capital requirement calculated giving effect to the Methodology Change over (y) OMFLIC’s risk-based capital requirement calculated without giving effect to the Methodology Change. Such surplus notes shall: (A) have a five year term; (B) bear interest at the rate of 5% per annum; (C) comply with applicable requirements of the Maryland Insurance Administration; and (D) otherwise be on customary terms. Notwithstanding the foregoing, Seller shall not have any obligation to purchase such surplus notes if KPMG is not responsible for preparing OMFLIC’s audited statutory financial statements for the years ended and as of December 31, 2010 and December 31, 2011, unless Buyer and its Affiliates have used their reasonable best efforts to engage KPMG as outside auditor of OMFLIC’s statutory financial statements and KPMG has declined to serve in such capacity.

SECTION 5.20. Pre-Closing Sale of Certain Investment Assets. Seller shall consider in good faith any commercially reasonable written request by Buyer that, prior to the Closing, Seller cause the applicable Insurance Subsidiary to sell any Investment Asset that has a rating below NAIC 2, Baa3 from Moody’s or BBB- from S&P or is a structured security in order to take advantage of favorable market conditions and to substitute for each such Investment Asset either cash or a replacement Investment Asset designated by Buyer that (a) does not have a an NAIC, Moody’s or S&P rating that is lower than that of the Investment Asset proposed to be sold and (b) has a duration or term to maturity that is no more than twelve months longer or shorter than that of the Investment Asset proposed to be sold. Seller shall cause the applicable Insurance Subsidiary to effect any such requested sale and replacement unless Seller reasonably determines that such sale and replacement would have an adverse effect on Seller or such Insurance Subsidiary, provided that Seller shall have no obligation to consider or give effect to any such sale and replacement request if the Investment Assets requested to be sold pursuant to such request, together with Investment Assets previously sold pursuant to this Section 5.20, had an aggregate statutory book value as of June 30, 2010 of $300,000,000 or more. Notwithstanding anything in this Agreement to the contrary, to the extent that any sale effected at the request of Buyer pursuant to this Section 5.20 would, but for this sentence, result in an adjustment to the Base Purchase Price pursuant to Article II, such adjustment shall not be given effect, and the effect on capital (including Statutory Capital and Risk-Based Capital) of, or any gain or loss resulting from, any such sale will be disregarded for all purposes of Article II.

SECTION 5.21. Front Street Reinsurance Transaction.

(a) As promptly as practicable following the Amendment and Restatement Date, Buyer shall withdraw, or shall cause to be withdrawn, as appropriate, the draft Form D filing that was made by or on behalf of Buyer with the Maryland Insurance Administration with respect to the Reinsurance Transaction on or around September 17, 2010. Following the Amendment and Restatement Date, Buyer shall not, and shall cause its Affiliates not to, seek review by, or consent, advice or feedback from, the Maryland Insurance Administration or any other Governmental Entity of the Reinsurance Transaction or any aspect thereof until after the Closing.

(b) As promptly as practicable following the Closing, Buyer shall cause definitive documentation for a reinsurance transaction between OMFLIC and Front Street Re Ltd. (“Front Street”), substantially on the terms set forth in the term sheet attached hereto as Exhibit K (the “Reinsurance Transaction Term Sheet,” and such transaction, the “Reinsurance Transaction”), to be prepared in accordance with the terms and conditions set forth in the Reinsurance Transaction Term Sheet and, except as contemplated in Section 5.21(f)(i), to contain no term or condition that (i) is inconsistent therewith in any respect that would have an adverse economic effect on Seller, or (ii) is inconsistent therewith in any material respect unless (in the case of the preceding clause (ii)), following written notice from Buyer to Seller that Buyer proposes to include in such definitive documentation terms or conditions that are inconsistent in a material respect with the Reinsurance Transaction Term Sheet, Seller reasonably determines that such proposed terms or conditions would not make receipt of any required Governmental Approval materially less likely. Buyer shall give Seller a reasonable opportunity to review and provide comments on such documentation prior to the submission of such documentation to any Governmental Entity.

(c) Following the Closing, Buyer shall as promptly as practicable make, and cause its applicable Affiliates to make, all filings and notifications with all Governmental Entities that may be or may become reasonably necessary, proper or advisable under applicable Laws to consummate and make effective the Reinsurance Transaction, including Buyer causing a “Form D” or other application to be filed in each jurisdiction where required by applicable insurance Laws in connection with the Reinsurance Transaction (including in connection with any proposed appointment by OMFLIC of Harbinger Capital Partners as investment manager for a portion of the assets in the Funds Withheld Account). Buyer shall commit in such filings to capitalize Front Street with at least $80,000,000 at or before the closing of the Reinsurance Transaction. Buyer shall have responsibility for the filing fees associated with its “Forms D” or other applications in connection with the Reinsurance Transaction.

(d) Following the Closing, Buyer shall, and shall cause its Affiliates, including OMFLIC to, use reasonable best efforts to obtain as promptly as practicable all Governmental Approvals that are necessary under applicable Law to consummate and make effective the Reinsurance Transaction. Buyer shall, and shall cause its Affiliates to, take all reasonable actions as may be requested by any such Governmental Entities to obtain as promptly as practicable after the Closing all such Governmental Approvals. The parties shall cooperate with the reasonable requests of each other in seeking such Governmental Approvals as promptly as practicable after the Closing. Neither Seller nor Buyer shall take or cause to be taken any action that it is aware or reasonably should be aware would have the effect of materially delaying, impairing or impeding the receipt of any such Governmental Approvals of the Reinsurance Transaction following the Closing. In the event that a Governmental Entity requires that the terms of the Reinsurance Transaction be changed or altered in a manner that materially and adversely affects the economic benefits reasonably expected to be derived by Buyer thereunder, each of Buyer and Seller shall use its reasonable best efforts and cooperate and negotiate in good faith to agree to alternative terms that are acceptable to such Governmental Entity and provide benefits substantially similar to the benefits provided under the existing terms thereof (“Remedial Efforts”); provided that neither party shall have an obligation to so negotiate in good faith such alternative terms for a period of more than 150 days; provided, further, that in the event Buyer reasonably believes that, even with the use of Remedial Efforts, any required Governmental Approval would be highly unlikely to be obtained or, if obtained, would be highly likely to impose an Adverse Reinsurance Transaction Condition or Restriction, Buyer may request Seller’s consent to shorten or eliminate the 150-day period for conducting Remedial Efforts and Seller shall consider such request in good faith. Notwithstanding any other provision of this Agreement, Buyer shall not be required to take any action under this Agreement pursuant to, or otherwise agree to or accept, any Adverse Reinsurance Transaction Condition or Restriction. “Adverse Reinsurance Transaction Condition or Restriction” means any condition or restriction imposed by a Governmental Entity: (A) that is not customarily imposed in transactions of the type contemplated by the terms of the Reinsurance Transaction; (B) that requires the taking of any action, including the inclusion in the definitive documentation for the Reinsurance Transaction of any terms or conditions that are in substance inconsistent with the substantive terms set forth in the Reinsurance Transaction Term Sheet, that would adversely affect in any material respect the economic benefits reasonably expected to be derived by Buyer in connection with the Reinsurance Transaction; (C) that restricts, precludes or conditions the appointment by Front Street (or OMFLIC, if applicable) of Harbinger Capital Partners as investment manager of assets to be deposited into the Trust Account or the Funds Withheld Account as contemplated in the Reinsurance Transaction Term Sheet with an aggregate value of at least $750,000,000 or restricts, prohibits or conditions the payment by Front Street to Harbinger Capital Partners of Harbinger Capital Partner’s customary compensation; or (D) that requires any substantive change to the investment guidelines applicable to the assets in the Trust Account or Funds Withheld Account as set forth in the Reinsurance Transaction Term Sheet.

(e) Subject to applicable Law relating to the sharing of information, Buyer shall promptly notify Seller of any communication it or any of its Affiliates receives from any Governmental Entity relating to the matters that are the subject of the Reinsurance Transaction, permit counsel for Seller to review in advance, and consider in good faith the views of Seller in connection with, any proposed written communication to any Governmental Entity in connection with the transactions contemplated by the Reinsurance Transaction, and provide Buyer with copies of all correspondence, filings or communications between Buyer or its Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, subject to Section 5.2; except that, in the event any Governmental Entity requires or requests Buyer or any Affiliate of Buyer to provide, or in the event that any Governmental Approval involves Buyer providing Buyer’s Protected Information, Buyer shall have no obligation to provide to Seller, and Seller shall have no right to review, such Buyer’s Protected Information, Seller shall not seek Buyer’s Protected Information from any such Governmental Entity, and in the event any Governmental Entity were to share such information with Seller, Seller agrees upon discovering this fact, to cease reading any Buyer’s Protected Information, not to disclose such information to any third party, and to return it (otherwise unread) to Buyer. Subject to applicable Law, Buyer shall have the right to file Buyer’s Protected Information separately from other correspondence, filings or communications, or to redact Buyer’s Protected Information from such documents prior to sharing them with Seller. Buyer shall not, and shall cause its Affiliates to not, participate or agree to participate in any meeting with any Governmental Entity relating to the matters that are the subject of the Reinsurance Transaction unless it consults with Seller in advance and, to the extent permitted by such Governmental Entity, gives Seller the opportunity to attend and participate at such meeting (other than any such meeting or portion thereof that is devoted to Buyer’s Protected Information). Subject to the Confidentiality Agreement, Section 5.2 and Section 5.11 and the provisions above regarding Buyer’s Protected Information, Seller and Buyer shall coordinate and cooperate fully with each other in exchanging information and providing assistance as the other party may reasonably request in connection with the foregoing; provided, however, that the foregoing shall not require Seller or any of its Affiliates (x) to disclose any information that in the reasonable judgment of Seller or any of its Affiliates, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its contractual obligations or obligations with respect to confidentiality or (y) to disclose any privileged information or confidential competitive information of Seller or any of its Affiliates. Neither party shall be required to comply with any of the foregoing provisions of this Section 5.21(e) to the extent that such compliance would be prohibited by applicable Law. Buyer further covenants and agrees not to extend any waiting period associated with any Governmental Approval for the Reinsurance Transaction or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by the Reinsurance Transaction, except with the prior written consent of Seller.

(f) The Purchase Price as finally determined in accordance with Article II is subject to reduction following the Closing Date as described below (the “Post-Closing PP Reduction”).

(i) If the Reinsurance Transaction or a substantially similar transaction with Front Street or another Affiliate of Buyer is approved by the Maryland Insurance Administration on or before the second anniversary of the Closing Date, the Post-Closing PP Reduction will be determined by comparing the Target AUM (defined below) with the value of assets in the reserve credit trust (the “Trust Account”) and the funds withheld account (the “Funds Withheld Account”) to be established as part of the Reinsurance Transaction that the Maryland Insurance Administration permits be managed by Harbinger Capital Partners at the time of the closing of such transaction (the “Permitted AUM”). If the Target AUM exceeds the Permitted AUM, the Post-Closing

PP Reduction shall be equal to the lesser of (x) $50,000,000 and (y) the product of (A) the dollar amount of such excess and (B) 0.20. For the avoidance of doubt, if the Target AUM is equal to or less than the Permitted AUM, there shall be no Post-Closing PP Reduction. The “Target AUM” shall be an amount equal to $1,000,000,000; provided, however, that in the event that Buyer or its Affiliates seek approval from the Maryland Insurance Administration to deposit any assets into the Trust Account that do not meet each of the requirements of the Reinsurance Transaction Term Sheet for permissible trust assets (any assets not meeting each of such requirements, the “Alternative Assets”), the Target AUM shall be reduced by the market value of Alternative Assets so sought to be deposited into the Trust Account at the closing of the reinsurance transaction that are not approved by the Maryland Insurance Administration. For the avoidance of doubt, the Reinsurance Transaction Term Sheet requires that the assets in the Trust Account be limited to assets meeting each of the following three requirements: (1) such assets are of the types which qualify as admitted assets under the laws of Maryland (disregarding any rating, duration or concentration limits contained therein to the extent applicable); (2) such assets are SVO listed; and (3) such assets are “Trust Account Eligible Assets” under the Trust Agreement Investment Guidelines. For the avoidance of doubt, the “Form D” filing or filings to be made by Buyer or its Affiliates in connection with the Reinsurance Transaction shall contemplate that Harbinger Capital Partners will manage assets in the Trust Account and Funds Withheld Account at the time of the closing of such transaction that have an aggregate value equal to $1,000,000,000.

(ii) If (A) the Reinsurance Transaction or a substantially similar transaction with Front Street or another Affiliate of Buyer is (1) disapproved in writing by the Maryland Insurance Administration, (2) not approved by the Maryland Insurance Administration on or before the date that is the second anniversary of the Closing Date, or (3) approved by the Maryland Insurance Administration, but such approval imposes any Adverse Reinsurance Transaction Condition or Restrictions, and (B) with respect to each of the preceding sub-clauses (1), (2) and (3), Buyer has performed its obligations under Section 5.21(d) with respect to Remedial Efforts, and Buyer is otherwise in compliance with each of its material obligations to seek such approval as set forth above in this Section 5.21, the Post-Closing PP Reduction shall equal $50,000,000; provided, however, that if the Maryland Insurance Administration indicates to Buyer or any of its Affiliates in writing, by telephone or in a meeting that one of the reasons for the failure of the Reinsurance Transaction or a substantially similar transaction with Front Street or another Affiliate of Buyer to be so approved is the request by Buyer or its Affiliates to deposit Alternative Assets into the Trust Account, there shall be no Post-Closing PP Reduction.

(iii) Promptly following Buyer’s determination of the Post-Closing PP Reduction, if any, Buyer shall prepare and deliver to Seller a written notice containing: (a) the basis for the Post-Closing PP Reduction and supporting evidence thereof, including copies of Buyer’s or its Affiliates’ Form D filing, all correspondence between Buyer or its Affiliates and the Maryland Insurance Administration and any approval or disapproval order from the Maryland Insurance Administration in respect of the Reinsurance Transaction; (b) Buyer’s good faith calculation of the Post-Closing PP

Reduction setting forth in reasonable detail each of the components of such calculation; and (c) the work papers used by Buyer in preparing such calculation (collectively, “Buyer’s PP Reduction Materials”). Buyer shall also provide to Seller such additional information and documentation related to the Reinsurance Transaction and Buyer’s calculation of the Post-Closing PP Reduction as Seller may reasonably request. If Seller agrees with Buyer’s determination of the Post-Closing PP Reduction, Seller shall pay the amount of the Post-Closing PP Reduction to Buyer within 45 days following receipt by Seller of Buyer’s PP Reduction Materials and such additional information and documentation requested by Seller. If Seller disagrees with Buyer’s calculation of the Post-Closing PP Reduction, the parties shall resolve such disagreement in accordance with Section 12.7. For the avoidance of doubt, Buyer shall be entitled to deliver to Seller its calculation of the Post-Closing PP Reduction at any time following the earlier to occur of (a) receipt of a written order of the Maryland Insurance Administration with regard to the Reinsurance Transaction and the exhaustion by Buyer of its obligations to seek approval of the Reinsurance Transaction as set forth above in this Section 5.21, including its obligations under Section 5.21(d) with respect to Remedial Efforts and (b) the second anniversary of the Closing.

SECTION 5.22. Amendment of 2008 CARVM Treaty.

(a) If Seller reasonably determines that it is necessary or appropriate that the 2008 CARVM Treaty be amended in order to facilitate the replacement or refinancing of the CARVM Facility in effect as of the Amendment and Restatement Date, Buyer shall not withhold, delay or condition its consent to such amendment to the extent such amendment would not reasonably be expected to have a material and adverse economic effect on OMFLIC.

(b) If, after the Closing, Seller reasonably determines that it is necessary or appropriate that the 2008 CARVM Treaty be amended in order to facilitate the replacement or refinancing of the CARVM Facility in effect at the time of such determination and delivers to Buyer a notice that includes the text of any such proposed amendment and requests that Buyer cause OMFLIC to enter into such proposed amendment, Buyer shall cause OMFLIC to enter into such proposed amendment unless such proposed amendment would reasonably be expected to have a material and adverse economic effect on OMFLIC.

SECTION 5.23. Proposed Wilton Reinsurance Transactions.

(a) Between the Amendment and Restatement Date and the Closing Date, Buyer may make any filings with and provide any notifications to any Governmental Entities that may be required to consummate and make effective the reinsurance transactions contemplated by the Wilton Commitment (the “Proposed Wilton Reinsurance Transactions”), provided that in connection therewith Buyer informs such Governmental Entities in writing (with a concurrent copy to Seller) that the Reserve Facility will be implemented with respect to the Financed Business at or immediately after the Closing and that all of the Proposed Wilton Reinsurance Transactions are proposed to be implemented after the Closing and that such implementation is in no respect a condition to the Closing. If, at any time prior to the Closing, Seller reasonably determines that Buyer’s request for approval of any Proposed Wilton Reinsurance Transaction is delaying or otherwise adversely affecting the parties’ attempts to obtain regulatory approvals for the transactions contemplated by this Agreement, Buyer shall, at Seller’s request, promptly withdraw such request and shall not make any new or amended approval requests with respect to any of the Proposed Wilton Reinsurance Transactions until after the Closing, but only to the extent compliance with Seller’s request would not constitute a breach of Buyer’s obligations under the Wilton Commitment. Subject to applicable Law relating to the sharing of information, each of Seller and Buyer shall promptly notify each other of any communication it or any of its Affiliates receives from any Governmental Entity prior to the Closing relating to the Proposed Wilton Reinsurance Transactions, permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity prior to the Closing in connection with the Proposed Wilton Reinsurance Transactions, and provide each other with copies of all pre-Closing correspondence, filings or communications relating to the Proposed Wilton Reinsurance Transactions between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of the staff of any Governmental Entity, on the other hand, subject to Section 5.2 and Section 5.11 and provided that the limitations with respect to the sharing of Buyer’s Protected Information shall apply, mutatis mutandis, to any information required to be shared by Buyer with Seller pursuant to this Section 5.23(a). Following the Closing, Buyer shall keep Seller reasonably informed on a regular basis as to the status of all regulatory approvals for the Proposed Wilton Reinsurance Transactions covering the Financed Business to be entered into after the Closing. Buyer shall also provide written notice to Seller of any proposed closing dates for any such transactions and provide such other information relating to such Proposed Wilton Reinsurance Transactions covering the Financed Business as Seller may reasonably request.

(b) Buyer shall timely comply in all material respects with its obligations under, and shall, subject to obtaining any required regulatory approvals, cause OMFLIC timely to enter into the transactions proposed to be entered into by it under, the Wilton Commitment. Buyer shall not agree to any amendment, modification or supplement of, or waive or decline to exercise any right under, the Wilton Commitment, nor shall Buyer assign any of its rights or obligations thereunder, without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned). Buyer shall not agree to the termination of the Wilton Commitment without the prior written consent of Seller (which consent shall not be unreasonably withheld, delayed or conditioned), provided that Buyer may terminate, or cause OMFLIC to terminate, the Wilton Commitment or any of the Proposed Wilton Reinsurance Transactions upon a breach thereof by Wilton Re U.S. Holdings, Inc. or any of its affiliates who are parties thereto, if, as of the date of such termination, Buyer has entered into a binding agreement providing for a Replacement Facility which binding agreement is not materially less advantageous to Seller than the Wilton Commitment, including from the standpoint of the conditions precedent to the effectiveness of such Replacement Facility, whether such Replacement Facility will enable a replacement of the Reserve Facility as required pursuant to Section 5.14(b), and whether such Replacement Facility will enable payment of the Contribution Amount pursuant to Section 5.18(b). Notwithstanding the foregoing, Buyer’s obligations under this Section 5.23(b) shall terminate upon the replacement of the Reserve Facility in accordance with Section 5.14(b) and shall apply only to the terms and conditions of the Wilton Commitment and the Proposed Wilton Reinsurance Transactions to the extent applicable to the reinsurance of the Financed Business.

(c) Prior to the Closing, Seller shall reasonably cooperate, and cause OMFLIC to reasonably cooperate, (i) in the preparation and delivery of any notices, certificates and other documents or instruments required to be delivered by Buyer or OMFLIC pursuant to the Wilton Commitment prior to the closing of any of the Proposed Wilton Reinsurance Transactions and (ii) in connection with any filings or notifications to any Governmental Entities that may be required to consummate and make effective the Proposed Wilton Reinsurance Transactions. Seller shall not request of any such Governmental Entity that such Governmental Entity decline to grant any Governmental Approvals of the Proposed Wilton Reinsurance Transactions. Subject to the Confidentiality Agreement, Section 5.2 and Section 5.11, Seller and Buyer shall coordinate and reasonably cooperate with each other in exchanging information and providing assistance as the other party may reasonably request in connection with the foregoing; provided, however, that the foregoing shall not require Seller or any of its Affiliates (x) to disclose any information that in the reasonable judgment of Seller or any of its Affiliates, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its contractual obligations or obligations with respect to confidentiality or (y) to disclose any privileged information or confidential competitive information of Seller or any of its Affiliates. Neither party shall be required to comply with any of the foregoing provisions of this Section 5.23(c) to the extent that such compliance would be prohibited by applicable Law. Buyer shall reimburse Seller for any reasonable and documented out-of-pocket fees and expenses (including reasonable attorneys’ and other advisers’ fees and expenses) incurred by Seller after the Amendment and Restatement Date in connection with the cooperation contemplated in this Section 5.23(c). For the avoidance of doubt, if the Closing occurs, Buyer shall not be required to reimburse Seller for any fees or expenses incurred by OMFLIC.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.1. Employee Matters.

(a) The name of each Employee shall be set forth in Section 6.1 of the Disclosure Schedule.

(b) For a period of at least twelve (12) months after the Closing Date (the “Transition Period”), Buyer shall (i) either (A) assume and maintain for the benefit of the Employees the Company Benefit Plans at the compensation and benefit levels in effect on the date of this Agreement or (B) provide or cause to be provided to the Employees compensation and benefits pursuant to plans, agreements and arrangements of Buyer and its Affiliates (the “Buyer Benefit Plans”) that, taken as a whole, have a value that is not less favorable in the aggregate than the compensation and benefits provided to such Employees under the Company Benefit Plans immediately prior to the Closing Date, (ii) provide that each Employee shall receive base compensation at a rate not less than such Employee’s base compensation as in effect immediately prior to the Closing Date, and (iii) provide that each Employee shall be eligible for total incentive compensation opportunities that are no less favorable in the aggregate than the total incentive compensation opportunities provided to such Employee by Seller and its Affiliates immediately prior to the Closing Date and which shall include benefits equivalent to the benefits provided to the Employees under the Employee Incentive Plan, the Sales Incentive Plan, the

Transaction Incentive Award Program, the Key Person Incentive Retention Program, and the Success Bonus, as applicable to each Employee. Notwithstanding the foregoing, in all events, (I) Buyer shall assume and maintain the tax-qualified defined contribution plan maintained by the Company (“Company Savings Plan”) and any and all obligations thereunder or with respect to the sponsorship of such Company Savings Plan; (II) Buyer shall not be required to maintain a separate tax-qualified defined contribution plan for the benefit of the Employees; and (III) following the Closing, Buyer shall not take any action, or fail to take any action, which could result in any liability or obligation to Seller with respect to Company Savings Plan for the period commencing on the Closing Date. Subject to the foregoing, nothing herein is intended to limit the right of Buyer or the Transferred Companies (x) to terminate the employment of any Employee at any time, (y) to change or modify any incentive compensation or employee benefit plan or arrangement at any time and in any manner, or (z) to change or modify the terms or conditions of employment for any of their employees.

(c) To the extent Company Benefit Plans are not assumed and maintained in accordance with Section 6.1(b)(i)(A), effective as of the Closing Date, each Employee shall be eligible to participate in the Buyer Benefit Plans on the same basis, including with respect to eligibility, and service and coverage rules, as such Employee’s participation in comparable Company Benefit Plans immediately prior to the Closing Date. With respect to the Buyer Benefit Plans, for purposes of determining eligibility to participate, level of benefits, vesting and vacation or paid time-off entitlement, but not for purposes of determining benefit accruals or early retirement subsidies under any defined benefit pension plan of Buyer or its Affiliates, each Employee’s service with the Transferred Companies (as well as service with any predecessor employer of the Transferred Companies, to the extent service with the predecessor employer is recognized by the Company Benefit Plans immediately prior to the Closing Date) shall be treated as service with Buyer or any of its Subsidiaries; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits earned under any Company Benefit Plan and any comparable Buyer Benefit Plan.

(d) Buyer shall cause the Transferred Companies to recognize and provide all accrued but unused vacation, sick pay and paid time off of the Employees as of the Closing Date; provided, however, that vacation, sick days and paid time off accrued (including vacation, sick days and paid time off carried over from prior years to the limit of the policies of the Transferred Companies) but not taken for the period beginning on January 1, 2010 and ending on the Closing Date shall not be forfeited under the Transferred Companies’ existing policy but shall be recognized by the Transferred Companies as of the Closing Date. Notwithstanding the foregoing, in the event that Seller or one of its Affiliates is required under applicable Law to make a payment in settlement of accrued vacation or paid time off of an Employee, Buyer shall reimburse and hold harmless Seller and its Affiliates for such payment.

(e) To the extent Company Benefit Plans are not assumed and maintained in accordance with Section 6.1(b)(i)(A), Buyer shall waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under Buyer Benefit Plan that is a welfare benefit plan in which Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Closing Date. Buyer shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs (or if later, the plan year in which such Employee and his or her eligible dependents are put into a different plan) for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Closing Date.

(f) Notwithstanding anything to the contrary in this Section 6.1 or otherwise, (i) the unpaid amount of each Employee’s annual incentive bonus under the Employee Incentive Plan and the Sales Incentive Plan for calendar year 2010 and, if the Closing Date occurs later than December 31, 2010, the ratable portion of the unpaid amount of each Employee’s annual incentive bonus under the Employee Incentive Plan and the Sales Incentive Plan for calendar year 2011 with respect to the period in 2011 up to the Closing Date, (ii) the unpaid amount due to each Employee under the Key Person Incentive Retention Program, (iii) the unpaid amount of the Success Bonus, (iv) the obligation for each participating Employee under the Non-Qualified Deferred Compensation Plan on the Closing Date (the “Deferred Amount”), and (v) the vested amount held for the benefit of each independent agent under the Power Agent Incentive Reward Plan (the “PAIR Amount”), shall be treated as a liability on the financial statements used to calculate the purchase price adjustment in accordance with the provisions of Sections 2.8 and 2.9 by the Transferred Companies, reduced by the Compensation Tax Benefit. On the Closing Date, Seller shall notify Buyer in writing of the amount that shall be paid to each Employee under the preceding clauses (i), (ii) and (iii) (the “Annual Bonus”) and the timing of payment in accordance with the terms of the applicable Company Benefit Plan. Buyer shall, or shall cause the Transferred Companies to, pay to each Employee (x) the Annual Bonus as set forth by Seller, (y) the Deferred Amount in accordance with the terms of the Non-Qualified Deferred Compensation Plan, and (z) the PAIR Amount in accordance with the terms of the Power Agent Incentive Reward Plan, and Buyer shall be solely responsible for any liability related to the Annual Bonus, the Deferred Amount or the PAIR Amount. “Compensation Tax Benefit” means the net present value of the Tax benefits realized or reasonably expected to be realized by Buyer, any of its Affiliates, or any of the Transferred Companies (calculated in accordance with the principles of Section 10.1(e)) resulting from the actual payments made by Buyer, its Affiliates or the Transferred Companies pursuant to paragraph (f) or (g) of Section 6.1.

(g) Notwithstanding anything to the contrary in this Section 6.1 or otherwise, (x) on the Closing Date, Seller shall pay to Buyer, or at the direction of Buyer to the Transferred Companies, an amount equal to (i) the sum of the value of benefits due under the Old Mutual plc Share Reward Plan to participating Employees (in kind or in cash) and the first payment due to participating Employees under the Transaction Incentive Award Program (the “Closing Bonus”), reduced by (ii) the Compensation Tax Benefit, (y) upon the earlier of the date of the first anniversary of the Closing Date, and a date within 30 days of a participating Employee’s termination of employment with a Transferred Company for any reason other than Cause (as defined in the Transaction Incentive Award Program), Seller shall pay to Buyer an amount equal to (i) the second payment due to participating Employees under the Transaction Incentive Award Program (the “Anniversary Bonus”), reduced by (ii) the Compensation Tax Benefit, and (z) in Seller’s sole and absolute discretion, on the date of the first anniversary of the Closing Date, Seller shall pay to Buyer (i) an additional amount which in the aggregate with any prior payments made under the Transaction Incentive Award Program to a participating Employee shall not exceed 150% of such participating Employee’s base salary as of the Closing Date (the “Discretionary Bonus”), reduced by (ii) the Compensation Tax Benefit. On the Closing Date, Seller shall notify Buyer in writing of the Closing Bonus that shall be paid to each Employee and on the date of the first anniversary of the Closing Date, Seller shall notify Buyer in writing of the Anniversary Bonus and the Discretionary Bonus, if any, that shall be paid to each Employee; provided that if a participating Employee’s employment with a Transferred Company terminates for any reason other than Cause prior to the Closing Date, Buyer shall notify Seller in writing within 10 days of such termination and Seller shall notify Buyer in writing within 10 days of receipt of such notice of the Anniversary Bonus that shall be paid to such terminated Employee. Buyer shall, or shall cause the Transferred Companies to, pay to each Employee the Closing Bonus, the Anniversary Bonus and the Discretionary Bonus, as disclosed in writing by Seller in accordance with this Section 6.1(g), and Buyer shall be solely responsible for any liability related to the Closing Bonus, the Anniversary Bonus and the Discretionary Bonus.

(h) Notwithstanding anything to the contrary in this Section 6.1 or otherwise, from and after the Closing Date, Buyer shall assume, honor and continue during the Transition Period or, if later, until all obligations thereunder have been satisfied, all of the Transferred Companies’ employment, incentive compensation, severance, retention, termination and change in control plans, policies, programs, agreements or arrangements (including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event)) listed as such in Section 3.9(a) of the Disclosure Schedule (the “Company Severance Arrangements”), in accordance with their respective terms without any amendment or modification, other than any amendment or modification required to comply with applicable Law and other than any amendment or modification made by the Transferred Companies pursuant to this Agreement effective at or prior to the Closing Date. For the avoidance of doubt, if an Employee’s employment is terminated within the time limits prescribed under an applicable Company Severance Arrangement as such time limits relate to the transactions contemplated by this Agreement, and under circumstances in which such Employee would be entitled to receive payments or benefits under such Company Severance Arrangement, the severance payments and benefits paid or made available to such Employee shall be no less favorable than those payments and benefits to which such Employee would have been entitled under the applicable Company Severance Arrangement as in effect immediately prior to the Closing Date (determined in a manner consistent with past practice prior to the Closing Date). From and after the Closing Date, neither Seller nor any of its Affiliates shall retain any responsibility for such payment obligations, regardless of when such amounts were earned or accrued.

(i) Buyer shall be responsible for providing the continuation of group health coverage required under by Section 4980B(f) of the Code to any Employees (and such Employees’ qualified beneficiaries) whose “qualifying event” within the meaning of Section 4980B(f) of the Code occurs before, on or after the Closing Date.

(j) Without limiting the generality of Section 9.1, this Section 6.1 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.1, expressed or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Section 6.1 and no provision of

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this Section 6.1 will create any third party beneficiary rights in any current or former employee, officer, director or individual independent contractor or agent of the Transferred Companies in respect of continued employment (or resumed employment) or service or any other matter.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1. Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Governmental Consents. All filings required to be made prior to the Closing Date with, and all consents, approvals, permits and authorizations required to be obtained prior thereto from, Governmental Entities, including those set forth in Sections 3.5 and 4.3 of the Disclosure Schedule, in connection with the consummation of the transactions contemplated by the Transaction Agreements shall have been made or obtained and shall be in full force and effect without the imposition on such party of any Negative Condition or Restriction. “Negative Condition or Restriction” means: (A) as to Buyer any condition or restriction imposed by a Governmental Entity: (1) that is not customarily imposed in transactions of the type contemplated by the Transaction Agreements; (2) that requires the taking of any action, including any amendment of any Transaction Agreement, that would materially adversely affect the economic benefits reasonably expected to be derived by Buyer under the Transaction Agreements and in connection with the consummation of the transactions contemplated thereunder, taken as a whole; (3) that materially adversely affects the ability of the Transferred Companies to conduct the Business in the same manner as the Business is currently being conducted; (4) that would have a Company Material Adverse Effect; or (5) that would require Buyer to make a capital contribution to either of the Insurance Subsidiaries other than as a result of the submission of a business plan by Buyer which contemplates increased writings by such Insurance Subsidiary or would result in a lowering of the risk based capital of such Insurance Subsidiary; and (B) as to Seller, any condition or restriction imposed by a Governmental Entity (1) that is not customarily imposed in transactions of the type contemplated by the Transaction Agreements or (2) that requires the taking of any action, including any amendment of any Transaction Agreement, that would materially and adversely affect the economic benefits reasonably expected to be derived by Seller and the Transaction Agreements and in connection with the continuation of the transactions contemplated thereunder, taken as a whole.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have otherwise expired.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction and no statute, rule or regulation of any Governmental Entity preventing the consummation of the purchase and sale of the Shares or any of the other transactions contemplated hereby shall be in effect; provided, however, that the party invoking this condition shall have used all reasonable efforts to have any such order or injunction vacated.

SECTION 7.2. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by Buyer) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller in this Agreement shall be true and correct (without regard to any qualifications or references to “Company Material Adverse Effect,” “material” or other materiality qualifications or references contained in any specific representation or warranty) as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties made as of another stated date, which representations and warranties shall have been true as of such date), except for those failures of such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and except for any failure of the representations and warranties set forth in Section 3.3(d), Section 3.9(g) or the last sentence of Section 3.9(b) to be so true and correct (provided that this exception shall in no way limit the rights of any Buyer Indemnitee to indemnification pursuant to Article IX hereof with respect to any failure of the representations and warranties set forth in Section 3.3(d), Section 3.9(g) or the last sentence of Section 3.9(b) to be so true and correct). Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to the effect set forth in this paragraph.

(b) Performance of Obligations of Seller. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.

(c) No Company MAE. There shall not have occurred since the date hereof and be continuing a Company Material Adverse Effect and Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller to such effect.

(d) Ancillary Agreements. Seller shall have executed and delivered each of the Ancillary Agreements to which it is a party and shall have caused each applicable Affiliate of Seller to execute and deliver each of the Ancillary Agreements to which such Affiliate of Seller is a party.

SECTION 7.3. Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Buyer in this Agreement shall be true and correct (without regard to any qualifications or references to “Buyer Material Adverse Effect,” “material” or other materiality qualifications or references contained in any specific representation or warranty) as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties made as of another stated date, which representations and warranties shall have been true as of such date), except for those failures of such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to the effect set forth in this paragraph.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date, and Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to such effect.

(c) Ancillary Agreements. Buyer shall have executed and delivered each of the Ancillary Agreements to which it is a party and shall have caused each applicable Affiliate of Buyer to execute and deliver each of the Ancillary Agreements to which such Affiliate of Buyer is a party.

(d) Guaranty. The Guaranty shall be in full force and effect and the Investor shall have available to it all funds necessary for the performance of its obligations thereunder.

ARTICLE VIII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES AND COVENANTS

SECTION 8.1. Survival of Representations and Warranties. All representations and warranties contained in this Agreement shall survive the Closing solely for purposes of Sections 9.1(a) and 9.1(b) and, subject to representations related to pending matters as described in Section 9.2(c), shall terminate and expire at the close of business on the date that is 16 months after the Closing Date, at which time they will terminate (and no claims may be made for indemnification under Sections 9.1(a) and 9.1(b) thereafter); provided that (a) the representations and warranties contained in Sections 3.1 (Organization and Authority of Seller), the first sentence of 3.2 (Organization, Authority and Qualification of the Transferred Companies), and 3.3(a) and (b) (Capital Structure) and 3.16 (Brokers), 4.1 (Incorporation and Authority of Buyer), 4.4 (Securities Laws Matters), 4.7 (Brokers) and 4.8 (Investigation) shall survive indefinitely or until the latest date permitted by applicable Law, and (b) the representations and warranties contained in Section 3.10 (Taxes) shall terminate and expire in accordance with the terms of Section 10.7(b).

SECTION 8.2. Survival of Covenants. The covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, and the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate upon the later of the Closing and their performance in their entirety.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1. Obligation to Indemnify.

(a) Subject to the expiration of the representations and warranties of Seller as provided in Article VIII and the limitations set forth in this Article IX, Seller agrees to indemnify and hold harmless each of Buyer, its Affiliates (including, after the Closing, the Transferred Companies), and their respective officers, directors, employees, partners, managers, agents, advisers and representatives (collectively, the “Buyer Indemnitees”) from and against all Losses to the extent arising from or related to:

(i) any breach of the representations and warranties of Seller contained in Article III of this Agreement (determined, for purposes of this Section 9.1(a), without regard to any qualifications or references to “Company Material Adverse Effect,” “material,” or any other materiality qualifications or references contained in any specific representation or warranty);

(ii) any breach of any of the covenants and agreements of Seller contained in this Agreement;

(iii) any of the Actions listed in Section 9.1(a) of the Disclosure Schedule (the “Specified Actions”);

(iv) any administrative, civil or judicial civil or criminal enforcement proceeding brought by the United States Department of Justice, the SEC, any state attorney general or the New York State Insurance Department or the Maryland Insurance Administration (but not including any routine or periodic examinations or similar investigations) against any Transferred Company after the Closing that arises solely out of facts or circumstances that existed prior to the Closing (an “Enforcement Proceeding”);

(v) any lawsuit against any Transferred Company that (x) is filed after the Closing but that arises solely out of facts or circumstances that existed prior to the Closing and (y) constitutes a material “loss contingency” within the meaning of Statement of Financial Accounting Standards Codification Topic 450 in effect as of the date hereof and would be required to be disclosed in the consolidated financial statements of the Company if such financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (a “Subsequent Action”); or

(vi) any inaccuracy in any representation or warranty, or breach of any covenant, made by Seller or any of its Affiliates to Nomura Bank International plc under the definitive agreements for the Reserve Facility or to the applicable counterparties under the definitive agreements for an Alternative Facility that is entered into because Seller is unable to consummate the Reserve Facility, other than (x) any such inaccuracy in a representation or warranty made by a Transferred Company to the extent such inaccuracy results from or arises out of facts and circumstances arising after the Closing,

(y) any such breach of a covenant by a Transferred Company to the extent such breach first occurs when such Transferred Company is not an Affiliate of Seller and (z) any Losses to the extent caused by Buyer or any of its Affiliates (including, after the Closing, the Transferred Companies).

The preceding clauses (i) through (vi) are subject to the following qualifications and limitations:

(A) Seller shall not have any liability under Section 9.1(a)(i) unless the aggregate of all Losses for which Seller would, but for this subclause (A), be liable, exceeds on a cumulative basis $1,875,000 (the “Indemnification Basket”), and then only to the extent of any such excess.

(B) Seller shall not have any liability under Section 9.1(a)(i) for any individual items where the Loss relating thereto is less than $100,000 (it being understood that substantially similar claims may be aggregated for purposes of this proviso).

(C) In any event, the maximum amount for which Seller shall be liable in the aggregate under Section 9.1(a)(i) shall not exceed $54,000,000 (the “Indemnification Cap”).

(D) Seller will be liable for no more than 80% of any Losses that, but for this subclause (D), would be indemnifiable under clause (iv) or clause (v) of this Section 9.1(a).

(E) Any claim for indemnification by a Buyer Indemnitee with respect to any Enforcement Proceeding or Subsequent Action must be made prior to the date that is the third anniversary of the Closing Date, after which date no Buyer Indemnitee shall have any right to indemnification in respect of any Enforcement Proceeding or Subsequent Action (other than to the extent of any claims in respect thereof made prior to such date in accordance with the procedures set forth in Section 9.2).

(F) Seller will be liable for Losses with respect to any Specified Action only to the extent such Losses exceed the reserves and accruals with respect to such Specified Action on the Final Actual Closing Balance Sheet.

(G) Seller shall not have any liability under Section 9.1(a)(i) with respect to the inaccuracy or breach of the representations and warranties set forth in Section 3.3(d) if Actual Statutory Capital as finally determined pursuant to Section 2.8 is at least $902,000,000.

Notwithstanding the foregoing, none of the foregoing limitations shall apply with respect to any breach of Section 3.3(a) or (b) or Section 3.9(f)(v).

(b) Subject to the expiration of the representations and warranties of Buyer as provided in Article VIII and the limitations set forth in this Article IX, Buyer agrees to indemnify and hold harmless each of Seller, its Affiliates, and their respective officers, directors, employees, agents, advisers and representatives (collectively, the “Seller Indemnitees”) from and against all Losses to the extent arising from or related to (i) any breach of the representations and warranties of Buyer contained in Article IV of this Agreement (determined, for purposes of this Section 9.1(b), without regard to any qualifications or references to “Buyer Material Adverse Effect,” “material,” or any other materiality qualifications or references contained in any specific representation or warranty), (ii) any breach of any of the covenants and agreements of Buyer contained in this Agreement that survive the Closing or (iii) the provision by Seller or any of its Affiliates of the CARVM Facility and the Reserve Facility and any Alternative Facility, in each case, including with respect to any obligation to post collateral, reimburse for a draw on a letter of credit or contribute capital, except to the extent such Losses were caused by Seller; provided, however, that Buyer shall not have any liability under clause (i) above unless the aggregate of all Losses for which Buyer would, but for this proviso, be liable, exceeds on a cumulative basis an amount equal to the Indemnification Basket, and then only to the extent of any such excess; provided, further, that Buyer shall not have any liability under clause (i) above for any individual items where the Loss relating thereto is less than $100,000 (it being understood that substantially similar claims may be aggregated for purposes of this proviso). In any event, the maximum amount for which Buyer shall be liable in the aggregate under Section 9.1(b)(i) shall not exceed the Indemnification Cap.

SECTION 9.2. Indemnification Procedures; Certain Limitations.

(a) In order for a Buyer Indemnitee or a Seller Indemnitee (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by, or an action, proceeding or investigation instituted by, any Person (whether or not a party to this Agreement) (an “Indemnity Claim”), such Indemnified Party must notify the party obligated to indemnify such Indemnified Party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Indemnity Claim promptly, and in any event within 15 calendar days, after such Indemnified Party learns of the Indemnity Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder unless the Indemnifying Party shall have been prejudiced as a result of such failure. Such written notice, in order to be effective, shall (i) describe such Indemnity Claim in as much detail as is reasonably practicable, including all sections of this Agreement which form the basis for such claim; (ii) attach copies of all material written evidence thereof to the date of such notice to the extent reasonably necessary to enable the Indemnifying Party to assess the Indemnity Claim; and (iii) set forth the estimated amount of the Losses that have been or may be sustained by an Indemnified Party. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five calendar days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Indemnity Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder unless the Indemnifying Party shall have been prejudiced as a result of such failure.

(b) If an Indemnity Claim is made against an Indemnified Party by a third party (a “Third Party Claim”), the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses to assume the defense thereof with counsel selected by the Indemnifying Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not as long as it conducts such defense be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof unless the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with one or more defenses or counterclaims that may be made by the Indemnifying Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense (or at the Indemnifying Party’s expense, if the Indemnified Party has available to it one or more defenses or counterclaims that are inconsistent with one or more defenses or counterclaims that may be made by the Indemnifying Party), separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof. If the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, the Indemnifying Party shall have no liability with respect to any compromise or settlement of any such claim effected without its prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), and the Indemnifying Party shall not admit any liability with respect to, or pay, settle, compromise or discharge, such Third Party Claim without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that the Indemnifying Party may pay, settle, compromise or discharge any Third Party Claim without the written consent of the Indemnified Party if such settlement (i) includes a complete and unconditional release of the Indemnified Party from all liability in respect of such Third Party Claim, (ii) does not subject the Indemnified Party to any injunctive relief or other equitable remedy and (iii) does not include a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnified Party. If the Indemnifying Party submits to the Indemnified Party a bona fide settlement offer that satisfies the requirements set forth in the proviso of the immediately preceding sentence and the Indemnified Party refuses to consent to such settlement, then thereafter the Indemnifying Party’s liability to the Indemnified Party with respect to such Third Party Claim shall not exceed the settlement amount included in such settlement offer, and the Indemnified Party shall either assume the defense of such Third Party Claim or pay the Indemnifying Party’s attorney’s fees and other out-of-pocket costs incurred thereafter in continuing the defense of such Third Party Claim. Notwithstanding anything else contained herein, Seller shall control the litigation matters referenced in clause (iii) of Section 9.1(a) in accordance with the terms of this Section 9.2(b).

(c) The indemnities provided in this Agreement shall survive the Closing; provided, however, that the indemnities provided under Sections 9.1(a)(i) and 9.1(b)(i) shall terminate with respect to any representation or warranty when such representation or warranty terminates pursuant to Article VIII, except as to any item as to which the Person to be indemnified shall have, before the expiration of the applicable period, previously made a claim by delivering a notice to the Indemnifying Party meeting the requirements of this Agreement.

(d) Notwithstanding anything contained in this Agreement to the contrary, Losses of an Indemnified Party shall be determined without duplication of any other Loss for which an indemnification claim has been made or could be made under any other representation, warranty, covenant, or agreement and shall be net of any insurance or other prior or subsequent recoveries (including under or pursuant to any insurance policy, indemnity, reimbursement agreement or contract pursuant to which or under which an Indemnified Party is a party or has rights) actually received by the Indemnified Party in connection with the facts giving rise to the right of indemnification. Each applicable Indemnified Party shall use its commercially reasonable efforts to recover from insurance policies or other applicable sources of recovery the maximum portion of any Losses of such Indemnified Party, but the reasonable costs of such recovery shall be deemed Losses indemnifiable hereunder (without regard to the dollar limits set forth in Section 9.1). If the applicable Indemnified Party shall have used its commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery and shall not have recovered the applicable Losses, the applicable Indemnifying Party shall be liable for the amount by which such Losses exceeds the amounts actually recovered (subject to the limitations contained in this Article IX), plus any reasonable costs of recovery (without regard to any such limitations). If the applicable Indemnified Party fails to use commercially reasonable efforts to recover any amounts recoverable under insurance policies or other applicable sources of recovery, the applicable Indemnifying Party shall not be required to indemnify the applicable Indemnified Party for that portion of any Losses that could reasonably be expected to have been recovered had the applicable Indemnified Party used such commercially reasonable efforts.

(e) Any indemnification obligation of an Indemnifying Party shall be subject to and calculated in accordance with the provisions of Section 10.1(e).

(f) Notwithstanding anything contained herein to the contrary, no Indemnifying Party shall be liable for lost profits or any punitive, exemplary, consequential or similar damages, except for lost profits or punitive, exemplary, consequential or similar damages actually paid to a third party in a Third Party Claim by an Indemnified Party.

(g) The Indemnified Party shall use, and shall cause each of its Affiliates to use, its commercially reasonable efforts to mitigate any Losses upon and after becoming aware of any facts, matters, failures or circumstances that would reasonably be expected to result in any Losses that are indemnifiable hereunder.

(h) In the event of payment by or on behalf of any Indemnifying Party to any Indemnified Party (including pursuant to this Article IX) in connection with any claim or demand by any Person other than the parties hereto or their respective Affiliates, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Party as to any events or circumstances in respect of which such Indemnified Party may have any right, defense or claim relating to such claim or demand against any claimant or plaintiff asserting such claim or demand. Such Indemnified Party shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost of such Indemnifying Party, in presenting any subrogated right, defense or claim.

(i) In the event a claim or any Action for indemnification under this Article IX has been finally determined, the amount of such final determination shall be paid (i) if the Indemnified Party is a Buyer Indemnitee, by Seller to the Indemnified Party and (ii) if the Indemnified Party is a Seller Indemnitee, by Buyer to the Indemnified Party, in each case on demand by Wire Transfer. A claim or an Action, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article IX when the parties to this Agreement have so determined by mutual agreement or, if disputed, when a final non-appealable Governmental Order has been entered into with respect to such claim or Action.

(j) Notwithstanding anything contained in this Agreement to the contrary, in the event that any fact, event or circumstance that results in an adjustment to the Base Purchase Price would also constitute a breach of or inaccuracy in any of Seller’s representations, warranties, covenants or agreements under this Agreement, Seller shall have no obligation to indemnify any Buyer Indemnitee with respect to such breach or inaccuracy.

SECTION 9.3. Exclusive Remedies. Each party acknowledges and agrees that: (a) prior to the Closing, other than in the case of intentional breach by Seller or its Affiliates or Representatives, the sole and exclusive remedy of Buyer for any breach or inaccuracy of any representation or warranty contained in this Agreement or any certificate or instrument delivered hereunder shall be, in the event that each of the conditions set forth in Article VII has not been satisfied or waived, refusal to close the purchase and sale of the Shares hereunder; (b) following the Closing, (i) the indemnification provisions of this Article IX and, with respect to Taxes, Article X, shall be the sole and exclusive remedies of the parties for any breach of the representations or warranties in this Agreement, and (ii) notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto to rescind this Agreement or any of the transactions contemplated hereby; and (c) following the Closing, the indemnification provisions of this Article IX and, with respect to Taxes, Section 5.13 and Article X shall be the sole and exclusive monetary remedies of the parties for any breach of the covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Closing.

SECTION 9.4. Reserves. Notwithstanding anything to the contrary in this Agreement or the other Transaction Agreements, Buyer acknowledges and agrees that neither Seller nor any of its Affiliates makes any representation or warranty (express or implied), and nothing contained in this Agreement, any other Transaction Agreements or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby is intended or shall be construed to be a representation or warranty (express or implied) of Seller or any of its Affiliates, for any purpose of this Agreement, the other Transaction Agreements, or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby or thereby, with respect to: (a) the adequacy or sufficiency of the Insurance Reserves; (b) whether or not the Insurance Reserves were determined in accordance with any actuarial, statutory or other standard other than SAP as of the date hereof; (c) the effect of the adequacy or sufficiency of the Insurance Reserves on any “line item” or asset, liability or equity amount; or (d) the future experience or profitability arising from the Business or that the Insurance Reserves or the assets supporting such reserves have been or will be adequate or sufficient for the purposes for which they were established or that the reinsurance recoverables taken into account in determining the amount of such reserves will be collectible. Furthermore, Buyer acknowledges and agrees that no fact, condition, development or issue relating to the adequacy or sufficiency of the reserves of any of the Insurance Subsidiaries may be used, directly or indirectly, to demonstrate or support the breach of any representation, warranty, covenant or agreement contained in this Agreement, any other Transaction Agreement, or any other agreement, document or instrument to be delivered in connection with the transactions contemplated hereby and thereby.

ARTICLE X

TAX MATTERS

SECTION 10.1. Tax Indemnity.

(a) Indemnity. Seller agrees to indemnify and hold harmless Buyer and the Transferred Companies against the following Taxes and Losses and, except as otherwise provided in Section 10.4, against any Tax Contest Expenses: (i) Taxes imposed on or with respect to the Transferred Companies for taxable periods ending on or before the Closing Date; (ii) with respect to taxable periods beginning before the Closing Date and ending after the Closing Date, Taxes imposed on or with respect to the Transferred Companies that are allocable, pursuant to Section 10.1(c), to the portion of such period ending on the Closing Date; (iii) all liability for Taxes of Seller or any Affiliate of Seller (other than the Transferred Companies) which is or has ever been affiliated with the Transferred Companies, or with whom the Transferred Companies otherwise join or have ever joined in filing any consolidated, combined or unitary Tax Return prior to the Closing Date under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law); (iv) any and all Taxes of any Person (other than the Transferred Companies) imposed on the Transferred Companies as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date; (v) any and all Taxes and Losses arising from or related to the breach by Seller (determined without regard to any matters set forth in the Disclosure Schedule) of the representations and warranties provided in Section 3.10(f); (vi) in accordance with the terms set forth in Section 10.7(c), any Taxes and Losses arising from or related to a breach (determined without regard to any matters set forth in the Disclosure Schedule and disregarding any Knowledge qualifiers) of the representations and warranties contained in Sections 3.10(l) and (q), provided, however, that this Section 10.1(a)(vi) shall not cover any Taxes or Losses unless the relevant representation or warranty would have been breached based on all facts existing as of or before the Closing Date; (vii) all Transfer Taxes allocated to Seller pursuant to Section 10.7(f); and (viii) all Taxes for any taxable period attributable to the breach by Seller of any covenant or obligation under Section 5.1(z)(xiv) (except as set forth in Section 5.1 of the Disclosure Schedule) and this Article X; provided, however, that Seller shall not have an obligation or liability to indemnify Buyer or the Transferred Companies pursuant to this Section 10.1(a): (w) to the extent of the amount of any reserves, provisions or accruals for Taxes reflected on or otherwise taken into account on the Final Actual Closing Balance Sheet (such reserves, provisions and accruals to be determined in a manner consistent with past practice for determining such reserves, provisions and accruals and shall not reflect any position, election or method that is inconsistent with positions taken, elections made or methods used in prior periods in determining Taxes and preparing the Financial Statements or Statutory Statements (including positions which would have the effect of deferring income to periods for which Buyer is liable or accelerating deductions to periods for which Seller is liable)); (x) for any Taxes that result from any actual or deemed election (if any), other than an election occurring at the written direction of Seller, under Section 338 of the Code or any similar provisions of state, local or foreign Law as a result of the purchase of the Shares; (y) for any Taxes imposed on the Transferred Companies or for which the Transferred Companies may otherwise be liable as a result of transactions occurring on the Closing Date (not contemplated by the Transaction Agreements) that are properly allocable (based on, among other relevant factors, the factors set forth in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B)) to the day following the Closing Date; and (z) for any Taxes allocated to Buyer under Section 5.13 ((w)-(z) together, the “Excluded Taxes”). For the avoidance of doubt, Taxes for any taxable period shall be computed without regard to any carryback item.

(b) Buyer shall be responsible for all Taxes imposed on or with respect to the Transferred Companies and associated Tax Contest Expenses that are not allocated to Seller pursuant to Section 10.1(a) (including all Excluded Taxes).

(c) In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on Closing Date shall be:

(i) in the case of Taxes that are either (x) based upon or related to income, profits, gains or receipts or (y) imposed in connection with any sale, disposal or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement), deemed equal to the amount which would be payable if the taxable year ended on the Closing Date (such amount to be calculated based on reasonable estimates); and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of the Transferred Companies, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d) Notwithstanding any provision of this Agreement to the contrary, Buyer shall pay to Seller the excess of any reserves for Taxes reflected on or otherwise taken into account on the Final Actual Closing Balance Sheet over the amount of actual Tax liability paid with respect thereto. For these purposes, actual Tax liability shall be equal to the amount of the Tax liability related to such reserves reported on the applicable Tax Return filed for such taxable year. Such payment shall be made within 10 days of such relevant Tax Return having been filed, or in all other cases in which such liability is not reported on a Tax Return filed after the Closing Date, consistent with the provisions of Section 10.5.

(e) If (i) a Tax Contest, an amendment of a Tax Return or any adjustment to a Tax liability that may be required increases an amount of Tax for which Seller or Buyer is liable pursuant to Section 10.1(a) or (b) (the “Tax Indemnifying Party”) or (ii) an indemnification payment is made pursuant to Article IX, then the amount otherwise due or payable by the Tax Indemnifying Party under this Article X or the Indemnifying Party under Article IX, as the case may be, shall be (A) reduced by an amount equal to the net present value of the Tax benefits attributable to the item for which an indemnification payment is required, or which are otherwise associated with the indemnification payment, are realized or reasonably expected to be realized by the indemnified party under this Article X (the “Tax Indemnified Party”) or the Indemnified Party under Article IX, as the case may be, calculated using a discount rate equal to the applicable federal rate (as determined based on the period of time within which the Tax benefits are reasonably expected to be realized) for the month in which the indemnification payment is made by the Tax Indemnifying Party or the Indemnifying Party, as applicable, and (B) increased to take into account any net Tax cost incurred by the Tax Indemnified Party or the Indemnified Party, as applicable, as a result of the receipt or accrual of payments under Article IX or this Article X (grossed up for such increase), in each case determined by treating the Tax Indemnified Party or Indemnified Party, as applicable, as recognizing all other items of income, gain, loss, deduction or credit before recognizing any item arising under clauses (i) or (ii) above.

SECTION 10.2. Returns and Payments.

(a) From the date of this Agreement through and after the Closing Date, Seller shall prepare and file or otherwise furnish in proper form to the appropriate Taxing Authority (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns that relate to the Transferred Companies that are due on or before the Closing Date. The Transferred Companies shall remit or cause to be remitted all Taxes due in respect of such Tax Returns. Seller shall (i) except as otherwise provided in Section 5.13, cause such Tax Returns to be prepared and filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including positions which would have the effect of deferring income to periods for which Buyer is liable or accelerating deductions to periods for which Seller is liable), except as required by Law and (ii) make a reasonable attempt to submit such Tax Returns to Buyer not later than 30 days prior to the due date for filing such Tax Returns but in no event less than seven days prior to the due date for filing such Tax Returns for review and approval by Buyer, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns are not prepared in accordance with clause (i) of this sentence.

(b) Buyer shall be responsible for preparing and filing (or causing to be prepared and filed) all Tax Returns of the Transferred Companies not filed on or before the Closing Date, and the Transferred Companies shall remit or cause to be remitted all Taxes due in respect of such Tax Returns. With respect to all such Tax Returns that relate to taxable periods ending on or before the Closing Date or the portion ending on the Closing Date of any taxable period that begins before the Closing Date and ends after the Closing Date, (i) except as otherwise provided in Section 5.13, Buyer shall file such Tax Returns in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including positions which would have the effect of accelerating income to periods for which Seller is liable or deferring deductions to periods for which Buyer is liable), except as required by Law, and (ii) Buyer shall make a reasonable attempt to submit such Tax Returns to Seller not later than 30 days prior to the due date for filing such Tax Returns but in no event later than seven days prior to the due date for filing such Tax Returns (or, if such due date is within 30 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by Seller, which approval may not be unreasonably withheld, but may in all cases be withheld if such Tax Returns are not prepared in accordance with clause (i) of this sentence.

(c) In any case where a party is required to file a Tax Return (the “Filing Party”) on which there is shown an amount of Tax that is allocable to the other party (the “Non-Filing Party”), the Non-Filing Party shall pay to the Filing Party the amount so allocated to it pursuant to Section 10.1 in accordance with the provisions of Section 10.5.

(d) Notwithstanding any provision to the contrary, neither Buyer nor any Affiliate thereof (including the Transferred Companies) shall file an amended Tax Return relating to Tax matters that is reasonably likely to adversely affect Seller or any of its Affiliates without first obtaining Seller’s written consent, such consent to not be unreasonably withheld.

SECTION 10.3. Refunds. Any refund (including any interest with respect thereto) of or credit for Taxes of or relating to any of the Transferred Companies for any taxable period ending on or prior to the Closing Date or for any liability of Taxes for which Seller is liable and which Seller has borne pursuant to this Agreement shall be, if received by or otherwise credited to Buyer or the Transferred Companies, paid over promptly to Seller in accordance with the provisions of Section 10.5 (and all interest actually received from a Taxing Authority with respect to such a refund shall also be paid over to Seller at such time); provided, however, that any such refund or credit shall be for the account of Buyer to the extent that such refund or credit is reflected on or provided in the Final Actual Closing Balance Sheet or to the extent such refund or credit is attributable to a carryback of any Tax attribute of any of the Transferred Companies arising in a taxable period beginning after the Closing Date if such carryback is permitted by Section 10.7(e); provided further, however, that the amount of such refund or credit and any interest received with respect thereto that is paid to Seller shall be net of any Tax detriment in respect of such refund or credit suffered by Buyer or the Transferred Companies. Buyer and the Transferred Companies shall be entitled to retain, or receive immediate payment from Seller of, any refund or credit arising with respect to any of the Transferred Companies relating to Taxes with respect to any taxable period (or portion thereof) beginning after the Closing Date, any refund or credit included in the Final Actual Closing Balance Sheet and any refund or credit of any Taxes allocated to Buyer pursuant to Section 5.13. All payments required to be made pursuant to this Section 10.3 shall be made within 30 days after receipt by Seller, Buyer or the Transferred Companies.

SECTION 10.4. Contests.

(a) After the Closing Date, Buyer shall promptly notify Seller or Seller shall promptly notify Buyer in writing of any written notice of a proposed assessment or claim in a Tax Contest of or relating to Buyer, Seller or the Transferred Companies which, if determined adversely to the taxpayer, would be grounds for indemnification under this Article X; provided, however, that a failure to give such notice will not affect the rights of a party to indemnification under this Agreement except to the extent, if any, that such failure materially prejudices the other party.

(b) In the case of a Tax Contest that (i) relates to periods ending on or before the Closing Date or (ii) relates to a liability for Taxes for which Seller could have to indemnify Buyer or the Transferred Companies pursuant to this Agreement, Seller shall have the right to control the conduct of such Tax Contest; provided that Buyer shall have the right to participate in all such Tax Contests that are reasonably likely to result in an adverse material effect to Buyer or the Transferred Companies. If, following the delivery of a notice specified in Section 10.4(a) by Buyer on Seller, Seller does not elect to conduct a Tax Contest described in clause (i) or (ii) above (or ceases to actively conduct such a Tax Contest for a period of 60 days), Buyer shall be at liberty (without reference to Seller) to admit, compromise, settle, discharge or otherwise deal with such Tax Contest. Buyer shall control all other Tax Contests; provided that Seller shall have the right to participate in all Tax Contests that are reasonably likely to result in an adverse material effect to Seller. Notwithstanding the foregoing, if a Tax Contest involves amounts for which both Seller and Buyer (including the Transferred Companies) could be liable pursuant to the terms of this Article X, then the party with the larger potential liability shall control such Tax Contest and the other party shall have the right to participate.

(c) In the case of a Tax Contest that is reasonably likely to result in an adverse material effect to the party that does not control such Tax Contest (the “Non-Controlling Party”), (i) the party that controls such Tax Contest, as determined under Section 10.4(b) (the “Controlling Party”), shall take account of the reasonable comments of the Non-Controlling Party in relation to such a Tax Contest which are provided on a timely basis, (ii) no action shall be taken that is not full, true and accurate in all material respects, (iii) all correspondence and communications in relation to such a Tax Contest with the Taxing Authority which is a party to the Tax Contest shall be made through the advisers appointed by the Controlling Party to act on behalf of the Transferred Companies and shall be copied to the Non-Controlling Party, and (iv) the Controlling Party shall inform the Non-Controlling Party of any notification request for a meeting (including any telephonic meeting) with or visit by any Taxing Authority and shall ensure that a representative of the Non-Controlling Party is present at any such meeting (if so requested in writing by the Non-Controlling Party).

(d) Except as set forth in Section 10.4(b), none of Buyer, the Transferred Companies or any Affiliate of any of the foregoing, nor Seller or any Affiliate of Seller, shall enter into any compromise or agree to settle any claim pursuant to any Tax Contest that would adversely affect the other party for any year without the written consent of the other party, which consent may not be unreasonably withheld or delayed. Buyer and Seller agree to cooperate, and Buyer agrees to cause the Transferred Companies to cooperate, in the defense against or compromise of any Tax Contest.

SECTION 10.5. Payment. Except as otherwise provided in Section 5.13, payment by the party liable under Section 10.1 of any amount due under this Article X in respect of Taxes, Losses or Tax Contest Expenses shall be made (a) if such amount is not the subject of a claim, dispute, or Action for indemnification under this Article X, at least five Business Days before the earlier of (i) the latest date on which that Tax is payable to the relevant Taxing Authority in order to avoid incurring any liability to interest, fines, charges, surcharges, additions or penalties or (ii) the due date of the applicable estimated or final Tax Return required to be filed by the Filing Party on which is required to be reported Tax for which the Non-Filing Party is responsible under Section 10.1 and (b) if such amount is the subject of a claim, dispute or

Action for indemnification under this Article X, when such claim, dispute or Action is finally determined. A claim, dispute or Action, and the liability for and amount of Taxes, Losses or Tax Contest Expenses related thereto, shall be deemed to be “finally determined” for purposes of this Article X when the parties to this Agreement have so determined by mutual agreement or, if disputed, when a final non-appealable Governmental Order has been entered into with respect to such claim or Action, provided that an appeal to the United States Supreme Court or equivalent court in a foreign jurisdiction shall not be considered in determining whether a Governmental Order is non-appealable.

SECTION 10.6. Cooperation and Exchange of Information. Seller and Buyer agree to provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, participating in or conducting any audit or other proceeding in respect of Taxes of the Transferred Companies. Such cooperation and information shall include providing copies of relevant Tax Returns or relevant portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by any Taxing Authority. Seller, Buyer and the Transferred Companies shall make their employees available on a basis mutually-convenient to both parties to provide explanations of any documents or information provided hereunder. Each of Seller, Buyer and the Transferred Companies shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Transferred Companies for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (a) the expirations of the statutes of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions (except to the extent that the other party has been notified in writing of such extensions for the respective Tax periods) or (b) seven years following the due date (without extension) for such Tax Returns, provided that neither Buyer and the Transferred Companies on the one hand, nor Seller on the other, shall dispose of any of the foregoing items without first offering such items to the other. Any information obtained under this Section 10.6 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in connection with any Tax Contest.

SECTION 10.7. Miscellaneous.

(a) Notwithstanding any provision in this Agreement to the contrary, the obligations of the parties set forth in this Article X shall be unconditional and absolute and shall remain in effect until 30 days after the expiration of the applicable statute of limitations (as extended); provided, however, that such obligations to indemnify, defend and hold harmless will not terminate with respect to any individual item as to which an indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the applicable indemnifying Party.

(b) The representations and warranties contained in Section 3.10 (Taxes) shall terminate and expire on and as of the Closing Date and from such date shall have no further force or effect, except that the representations and warranties contained in Section 3.10(f) shall terminate and expire upon the expiration of the applicable statute of limitations.

(c) Notwithstanding any provision in this Agreement to the contrary, (i) Buyer shall be entitled to bring a claim for Taxes, Losses or matters covered by Section 10.1(a)(vi) only if such claim is attributable to the period that ends prior to the date that is one year after the Closing Date; (ii) the parties hereto agree to work together in good faith to mitigate any losses or damages for which Seller has an indemnification obligation covered by Section 10.1(a)(vi); and (iii) Seller shall have no indemnification obligation for any breach of the representations and warranties contained in Sections 3.10(l) and (q) that is attributable to the period beginning one year after the Closing Date.

(d) Notwithstanding any provision in this Agreement to the contrary, all matters relating to Taxes shall be governed exclusively by Sections 3.10, 5.1(z)(xiv), 5.13, 5.17, 6.1(f) (regarding offset for Compensation Tax Benefits), 6.1(g) (regarding offset for Compensation Tax Benefits), 7.1(d), 8.1 (only to the extent Taxes or Section 3.10 is specifically referenced), 9.2(e), 9.3 and this Article X.

(e) None of Buyer or its Affiliates shall (or shall cause or permit the Transferred Companies to) carry back into any Tax Return for any taxable period ending on or before the Closing Date any Tax attribute of any of the Transferred Companies arising in a taxable period beginning after the Closing Date without the prior written consent of Seller unless such carry back is required by Law or such carryback is to a separate company Tax Return or to a Tax Return including only Transferred Companies.

(f) All excise, sales, use, transaction, conveyance, stock transfer, value-added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation, and other similar Taxes, levies, or assessments, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting from the transactions contemplated by this Agreement (“Transfer Taxes”) shall be borne equally by Buyer (50%) and Seller (50%). The party responsible under applicable Law for filing any Tax Return with respect to Transfer Taxes will prepare and file all such Tax Returns and other documentation with respect to any such Transfer Taxes and, if required by applicable Law, the other parties (including the Transferred Companies and the Transferred Subsidiaries, if applicable) will join in the execution of any such Tax Returns and other documentation. The parties shall cooperate in good faith to prepare and file such Tax Returns and the costs of preparing such Tax Returns shall be borne by Seller.

(g) Without limiting this Article X, any Tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by Seller, its Affiliates or any of their subsidiaries (other than the Transferred Companies), on the one hand, and the Transferred Companies, on the other hand, shall be terminated as to the Transferred Companies as of the Closing Date, and no payments which are owed by or to the Transferred Companies pursuant thereto shall be payable thereafter.

(h) Seller and Buyer agree to treat all payments made by either of them to or for the benefit of the other (including any payments to the Transferred Companies) under this Agreement (including, but not limited to, for the avoidance of doubt, any payments required to be made under Sections 5.17, 5.21, 6.1(f) or 6.1(g)) as adjustments to the Adjusted Purchase Price or as capital contributions for Tax purposes and agree that such treatment shall govern for purposes hereof, unless otherwise required by applicable Law.

ARTICLE XI

TERMINATION PRIOR TO CLOSING

SECTION 11.1. Termination of Agreement. This Agreement may be terminated at any time prior to the Closing:

(a) by Seller or Buyer in writing, in the event of the issuance of a final, non-appealable Governmental Order that prohibits or restrains any party from consummating the transactions contemplated hereby;

(b) by Seller or Buyer in writing, if the Closing has not occurred on or prior to April 4, 2011, unless the failure of the Closing to occur results from the failure of the party seeking to terminate this Agreement to materially perform each of its obligations under this Agreement required to be performed by it on or prior to the Closing Date;

(c) by (i) Seller if there shall have been a breach by Buyer of any of its representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 7.1 or Section 7.3 or (ii) Buyer if there shall have been a breach by Seller of any of its representations, warranties, covenants or obligations contained herein, which breach would result in the failure to satisfy any condition set forth in Section 7.1 or Section 7.2, and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within 30 days after written notice thereof shall have been received by the party alleged to be in breach; or

(d) at any time on or prior to the Closing Date, by mutual written consent of Seller and Buyer.

SECTION 11.2. Survival. If this Agreement is terminated and the transactions contemplated hereby are not consummated as described above, this Agreement will become null and void and of no further force and effect, except for (a) the provisions of Article I, Section 5.6, Section 5.11, Article XI and Article XII and (b) rights and obligations arising from any breach of this Agreement prior to such termination.

ARTICLE XII

GENERAL PROVISIONS

SECTION 12.1. Fees and Expenses. Except as may be otherwise specified in the Transaction Agreements, whether or not the purchase and sale of the Shares is consummated, each party hereto shall pay its own fees and expenses incident to preparing for, entering into and carrying out this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby. Notwithstanding the foregoing, at the Closing, Seller shall reimburse Buyer for any reasonable and documented out-of-pocket fees and expenses (including reasonable attorneys’ and other advisers’ fees and expenses) incurred by or on behalf of Front Street in connection with the Reinsurance Transaction prior to the Closing up to $5,000,000.

SECTION 12.2. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to have been duly given or made (and shall be deemed to have been duly given or made upon receipt) if (a) delivered personally, (b) mailed by certified or registered mail (postage prepaid, return receipt requested) or (c) sent by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

(a)	if to Buyer, to:

c/o Harbinger Capital Partners LLC

450 Park Avenue, 30th Floor

New York, NY 10022

Fax: (212) 338-5801

Attention: General Counsel

with copies to:

Chadbourne & Parke LLP

30 Rockefeller Plaza

New York, NY 10112

Fax: (646) 701-1002

Attention: Jonathan M.A. Melmed

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Fax: (212) 909-6836

Attention: Nicholas F. Potter

(b)	if to Seller, to:

Old Mutual plc

5th Floor, Old Mutual Place

2 Lambeth Hill

London, EC4V 4GG, United Kingdom

Fax: +44 20 7002 7209

Attention: Group Company Secretary

with a copy to:

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, NY 10019

Fax: (212) 259-6333

Attention: Alexander M. Dye

                 Kirk Lipsey

SECTION 12.3. Interpretation. When a reference is made in this Agreement to an Article, a Section, a clause, an Exhibit or a Schedule, that reference is to an Article, a Section or a clause of, or an Exhibit or a Schedule to, this Agreement unless otherwise indicated. Any reference to “the date hereof” or “the date of this Agreement” shall refer to the date of the Original Agreement and not to the Amendment and Restatement Date unless the context otherwise requires. Any fact or item disclosed in any Section of the Disclosure Schedule will be deemed disclosed in all other sections of the Disclosure Schedule to which the relevance of such fact or item is reasonably apparent. Disclosure of any item in the Disclosure Schedule will not be deemed an admission that such item represents a material item, fact, exception of fact, event or circumstance or that occurrence or non-occurrence of any change or effect related to such item would result in a Company Material Adverse Effect or a Buyer Material Adverse Effect. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation,” whether or not they are in fact following by those words or words of like import. Whenever the singular is used herein, the same will include the plural, and whenever the plural is used herein, the same will include the singular, where appropriate. All Exhibits, Schedules and the Disclosure Schedule annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Exhibit, Schedule or Section of the Disclosure Schedule but not otherwise defined therein will have the meaning given to such term in this Agreement. Any reference to “days” means calendar days unless Business Days are expressly specified. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The Transaction Agreements are to be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to any statute, listing rule, rule, standard, regulation or other Law will be deemed to include a reference to the corresponding rules and regulations, if any, and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. References to any Section of any statute, listing rule, rule, standard, regulation or other Law will be deemed to include any successor to such section. References to “$” or “dollars” are references to United States dollars.

SECTION 12.4. Entire Agreement; Third-Party Beneficiaries. Except as otherwise expressly provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Agreements and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of Seller and/or its Affiliates, on the one hand, and Buyer and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Agreements. Except as provided in Section 5.12 with respect to D&O Indemnified Persons, in Article IX with respect to Buyer Indemnitees and Seller Indemnitees, and in Article X with respect to the parties entitled to indemnification thereunder, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (including any policyholder of any of the Insurance Subsidiaries) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 12.5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 12.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by either of the parties without the prior written consent of the other party, and any such assignment that is not consented to shall be null and void; provided, however, that Seller shall consent to any such assignment by Buyer to an Affiliate of Buyer if such assignment would not reasonably be expected to impair or delay the consummation of the transactions contemplated by any Transaction Agreement (whether from a regulatory standpoint or otherwise) or otherwise adversely affect any of the benefits reasonably expected to be derived by Seller under any of the Transaction Agreements. Notwithstanding anything herein to the contrary, no such assignment shall operate as a release of or otherwise limit Buyer’s obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 12.7. Dispute Resolution; Enforcement.

(a) In the event of any dispute arising under this Agreement, prior to the commencement of litigation, a senior officer of Buyer and a senior officer of Seller shall attempt in good faith to resolve the dispute consistent with the terms of this Agreement. If they are unable to resolve the dispute in this manner within a reasonable period of time, the parties may pursue judicial remedies with respect to such dispute.

(b) Each of Seller and Buyer hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the United States of America or any state court, which in either case is located in the City of New York (each, a “New York Court”) for purposes of enforcing this Agreement or determining any claim arising from or related to the transactions contemplated by this Agreement. In any such action, suit or other proceeding, each of Seller and Buyer irrevocably and unconditionally waives and agrees not to assert by way of motion, as a defense or otherwise any claim that it is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is not subject to the jurisdiction of any such New York Court, that such action, suit or other proceeding is brought in an inconvenient forum or that the venue of such action, suit or other proceeding is improper; provided, however, that nothing set forth in this sentence shall prohibit either Seller or Buyer from removing any matter from one New York Court to another New York Court. Each of Seller and Buyer also agrees that any final and unappealable judgment against a party hereto in connection with any action, suit or other proceeding shall be conclusive and binding on such party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States of America. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment. Seller and Buyer agree that any process or other paper to be served in connection with any action or proceeding under this Agreement shall, if delivered, sent or mailed in accordance with Section 12.2, constitute good, proper and sufficient service thereof.

SECTION 12.8. Severability; Amendment and Waiver.

(a) Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

(b) This Agreement may be amended, and the terms hereof may be waived, only by a written instrument signed by each of the parties or, in the case of a waiver, by the party waiving compliance.

(c) No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

SECTION 12.9. Specific Performance. Subject to Section 9.3, the parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Subject to Section 9.3, it is accordingly agreed that, without the necessity of posting bond or other undertaking, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law.

SECTION 12.10. Counterparts. This Agreement and each of the other Transaction Agreements may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to any Transaction Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such Agreement.

SECTION 12.11. WAIVER OF JURY TRIAL. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THE TRANSACTION AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION AGREEMENTS OR THE FORMATION, BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OR ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS OF THIS SECTION 12.11. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

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IN WITNESS WHEREOF, Seller and Buyer have caused this First Amended and Restated Stock Purchase Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

OM GROUP (UK) LIMITED

By	/s/ M.C. MURRAY
	Name:	M.C. MURRAY
	Title:	Authorized Signatory

HARBINGER OM, LLC

By	/s/ Philip Falcone
	Name:	Philip Falcone
	Title	CEO & President

Signature Page to First Amended and Restated

Stock Purchase Agreement